Form 20-F
period 2025-03-31
CTRL GROUP Ltd
filed 2025-08-15
CIK 1969928

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-42483

CTRL GROUP LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Lau Chi Fung, Chief Executive Officer

Unit F, 12/F
Kaiser Estate
Phase 1
41 Man Yue Street
Hunghom, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Lau Chi Fung, Chief Executive Officer

Unit F, 12/F
Kaiser Estate
Phase 1
41 Man Yue Street
Hunghom, Kowloon, Hong Kong

Tel: + 852-3107-4887

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, no par value	MCTR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

15,300,000 Ordinary Shares were outstanding as of March 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files) Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒	Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Annual Report on Form 20-F

Year Ended March 31, 2025

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this annual report only, references in this report to:

●	“BVI” is to the British Virgin Islands;

●	“BCA” is to the BVI Business Companies Act, 2004 (as amended);

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“Company” or “CTRL Group” is to CTRL Group Limited, a company limited by shares and organized under the laws of the BVI with company number 2098532.

●	“HK$,” “HKD” or “Hong Kong dollar” refers to the legal currency of Hong Kong;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this Annual Report only;

●	“IPO” is to the Company’s initial public offering which was consummated on January 23, 2025

●	“CTRL Media” is to CTRL Media Limited, a limited liability company organized under the laws of Hong Kong on June 6, 2014, and a wholly-owned subsidiary of the Company;

●	“CTRL Games” is to CTRL Games Limited, a limited liability company organized under the laws of Hong Kong on December 16, 2024, and a wholly-owned subsidiary of the Company

●	“CTRL Solutions” is to CTRL Solutions Limited, a limited liability company organized under the laws of Hong Kong on December 16, 2024, and a wholly-owned subsidiary of the Company

●

“Operating Subsidiaries” are, collectively, to CTRL Media Limited, CTRL Games Limited, and CTRL Solutions Limited, each a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of the Company;

●	“Ordinary Shares” or “Shares” are to the shares of the Company, no par value per share;

●	“US” “U.S,” and “United States” are to the United States of America for the purpose of this Annual Report only.

●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States.

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

We do not have any material operations of our own. We are a holding company with operations conducted in Hong Kong through our Operating Subsidiaries using Hong Kong dollars, the currency of Hong Kong. The reporting currency of our Operating Subsidiaries is Hong Kong dollars. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HK$ into US$ as of and for the year ended March 31, 2025 and March 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$= HK7.7799 and US$1 = HK$7.8499, respectively, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this annual report on Form 20-F (the “Annual Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to Hong Kong’s legal system and economic, political and social events in Hong Kong and China, a general economic downturn, a downturn in the securities markets, our ability to continue our business operations on a going concern, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this Annual Report.

You are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

For a detailed description of the risks associated with our corporate structure, please see “Summary of Risk Factors” – beginning on page 2 and “Risk Factors – Risks Related to Our Corporate Structure” on page 9 of this Annual Report  for more information.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision.

In addition to the other information included in this annual report, including the matters addressed in the section of the annual report entitled “Cautionary Note Regarding Forward-Looking Statements” and in our financial statements and the related notes, you should consider carefully the risks described below. The risks and uncertainties described below are not the only risks and uncertainties we may face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial could also negatively affect our business, financial condition, results of operations, prospects, profits and stock prices. If any of the risks described below actually occur, our business, financial condition, results of operations, prospects, profits and stock prices could be materially adversely affected.

If we encounter any of the risks described above or if we are otherwise unable to establish or successfully operate online shops or additional production capacity, we may be unable to grow our business and revenues, reduce our operating costs, maintain our competitiveness or improve our profitability and, consequently, our business, financial condition, results of operations and prospects will be adversely affected.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties.

The following is a summary of select risks and uncertainties that could materially adversely affect us and our business, financial condition and results of operations. Before you invest in our Ordinary Shares, you should carefully consider all the information in this Annual Report, including matters set forth under the heading “Risk Factors,” immediately following this summary. These risks include the following, among others:

Risks Related to Our Business and Industry

●	Our independent registered public accounting firm’s auditors’ report includes an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern.

●	The mobile gaming industry ecosystem is subject to rapid technological change, and if we do not adapt to and appropriately allocate our resources amongst the emerging technologies and business models, our business, financial condition, and results of operations could be adversely affected.

●

We are operating in the highly competitive online marketing and advertising service industry requiring few capital investments that could exert an entry barrier, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

●	Our business revenue is substantially project-based and non-recurring in nature, and our future business depends on our continuous ability to secure upcoming advertising projects from our clients.

●	New developments in PRC laws and regulations regarding the use of mobile games and their export and marketing in Hong Kong, and the potential breach of such rules and regulations may adversely affect our business, financial condition and operating results.

●	Our future growth may involve expansion into new and overseas business opportunities, and any efforts to do so that are unsuccessful or are not cost-effective could adversely affect our business, financial condition, and results of operations.

●	We are highly dependent on our founders and senior management team. If we lose key members of our senior management team, our business could be disrupted, and our financial performance could suffer.

●	Unauthorized use of our trade secrets by third parties, and the expenses incurred in protecting our trade secrets, may adversely affect our business.

●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

●	As a media company that relies on internet advertisements and third-party internet products and services, we are inherently exposed to cybersecurity risks arising from our partnerships with vendors.

●	We may not be successful in developing games by outsourcing.

●	Our new games may not be commercially successful and we may not be able to attract new players.

●	We may not be successful in holding exhibitions or marketing events.

Risks Related to Our Corporate Structure

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

Risks Related to Doing Business in Hong Kong and being impacted from the PRC

●	We are subject to risks arising from the legal system in Hong Kong and China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in Hong Kong and China can change quickly with little or no advance notice. There is also a risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong or PRC-based issuers, which could result in a material change in our operations and/or the value of our securities.

●	Our operations are based in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong.

●	Because substantially all our operations are in Hong Kong, a special administrative region of China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

●

Due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	China Covid policies may impact on the Hong Kong local Covid-19 social distancing restrictions, which could have a material adverse effect on our business operation and marketing.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the Annual Report based on foreign laws.

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in Hong Kong.

●	The Company’s proposed expansion into the Taiwan market may pose heightened risks due to the unstable political and business tension between China, Taiwan, and other countries such as the U.S.

●	Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which became law on December 29, 2022 and amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduces the time before our Shares may be prohibited from trading or delisted.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

●	We could be subject to the Trial Administrative Measures, and, if required, we cannot assure you that we will be able to complete the Trial Administrative Measures procedures on time or at all.

●	There remain some uncertainties as to whether we will be required to obtain approval from Chinese authorities to list on U.S. exchanges in the future, and if required, we cannot assure you that we will be able to obtain such approval.

Risks Related to Our Ordinary Shares

●	The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, financial performance and results of operations and the prices of our Ordinary Shares.

●	Prior to the completion of our IPO in January 2025 and the initial listing on Nasdaq Capital Market, there has been no public market for our Ordinary Shares. You may not be able to resell the Ordinary Shares at or above the price you paid, or at all.

●	The market price for the Ordinary Shares may be volatile.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

●	Certain recent IPOs of companies with relatively small public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the actual or expected operating performance and financial condition or prospects of the respective company. Our Ordinary Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

●	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares

●	We do not expect to pay dividends in the foreseeable future.

●	To the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

●	There may be substantial sales of our Ordinary Shares, which could have a material adverse effect on the price of our Ordinary Shares.

●

We may need additional capital and may sell Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

●	Certain existing shareholders have substantial influence over and their interests may not be aligned with the interests of our other shareholders.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US domestic issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	We will incur increased costs as a result of being a public company.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Business and Industry

Our independent registered public accounting firm’s auditors’ report includes an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern.

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. The Company has incurred significant losses from operations of approximately HK$ 26.8 million for the year end March 31, 2025 and has accumulated deficit of HK$ 24.2 million. These factors raise substantial doubt about the Company's ability to continue as a going concern.

On January 27, 2025, the Company completed the IPO and the exercise of the over-allotment option with gross proceeds totaling US$9,200,000 of 2,300,000 Ordinary Shares on Nasdaq Capital Market, at a public offering price of US$4.00 per share, and give rise to total gross proceeds of US$9.2 million. We believe the completion of the IPO alleviates the substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern depends upon the Company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds. There is no assurance that the Company will be able to obtain funds on commercially acceptable terms, if at all. There is also no assurance that the amount of funds the Company might raise will enable the Company to complete its initiatives or attain profitable operations. If the Company is unable to raise additional funding to meet its working capital needs in the future, it may be forced to delay, reduce or cease its operations.

The mobile gaming industry ecosystem is subject to rapid technological change, and if we do not adapt to and appropriately allocate our resources amongst the emerging technologies and business models, our business, financial condition, and results of operations could be adversely affected.

We generate revenue from essentially only one business segment that pertains to the marketing and advertising of mobile games for the local market, and our business is vulnerable to changes and development in the mobile gaming ecosystem.

Technology changes rapidly in the mobile gaming ecosystem. In addition, our business also currently depends in part on the growth and evolution of the Internet, especially mobile internet-enabled devices, which the gamers use to download and run the mobile game apps. As the technological infrastructure evolves, advertisers will be presented with more options in the market for meeting their marketing requirements. We must continually anticipate and adapt to these changes to stay competitive. Our future success depends in part on our ability to adapt our business model to the emerging trends, while anticipating the impact of these emerging technologies and business models is inherently volatile and uncertain, and the mobile gaming ecosystem may not develop in the way we anticipate.

On the other hand, if we decide to support a new technology or expand our offerings in the future, we must deploy significant management and financial resources to attend to the correspondent demands. It may also require partnering with new media platforms on less favorable terms than those applicable to our existing business models. The enhancements of our existing technology and new offerings may not be introduced in a timely or cost-effective manner, and our competitors may adopt an emerging technology or business model swiftly or more effectively than we do and undermine our competitive advantage. If we are unable to successfully adapt to and appropriately allocate our resources amongst the current and new technologies, our business, financial condition, and results of operations could be adversely affected.

We operate in the highly competitive online marketing and advertising service industry requiring few capital investments that could exert an entry barrier, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

The online marketing and advertising service industry in which we operate is highly competitive. Our direct competitors are other advertising agencies, and while few advertising agencies in the local market specialize in advertising for mobile games, there are many conventional marketing channels in the marketplace such as direct marketing, printed advertising and traditional media of television, radio and cable companies, etc., that could potentially replace us, as our clients are at their liberty to allocate part of their overall marketing budget to these marketing channels. There are also many advertising agents catering to clients from diverse industries that, while not specializing in advertising for mobile games, have established relationships with various media publishers and could potentially diversify into our niche market and provide services comparable to those offered by ourselves at competitive pricing.

Our ability to compete depends on many factors, including the price, the effectiveness of our marketing and advertising solutions and the quality of our customer services. If these factors are unfavorable to us, we may not be able to compete effectively or maintain our market position. The online advertising service industry requires relatively few capital investments in infrastructure that could erect barriers to new entrants to the industry. We may also face competition from new service offerings from existing competitors. Further, we cannot predict whether future changes in market landscape concerning new developments in regulatory framework and technologies that could be applied in the advertising industry will result in further competition.

Existing and potential competitors in the advertising service industry may attempt to mimic and adapt our business model. While our prominent market position and extensive experience have equipped us with industry know-how and competitive advantage that new entrants cannot readily replicate, some of these competitors may be able to realize competitive edge over us, such as better financial, technical and marketing resources. Intensified competition could result in price reductions which could reduce our operating margins and profitability and result in a loss of market share. Moreover, increased competition will provide our existing and potential clients with a broader range of advertising service alternatives, which could lead to loss of business, lower prices and decreased revenue, gross margins and profits. We cannot assure you that our strategies will remain competitive or that they will continue to be successful in the future. If we fail to compete against our competitors, our market share will diminish, and our financial performance may be adversely affected.

Our business revenue is substantially project-based and non-recurring in nature, and our future business depends on our continuous ability to secure upcoming advertising projects from our clients.

Our business model is generally project-based, where we charge our clients a fee for marketing services rendered for a specific marketing campaign. Our quotations offered to clients generally do not include a contractual tenure of service or long-term obligations requiring them to continue to use our services. As such, our revenue is usually non-recurring in nature. As a result, we may have limited visibility regarding our future revenue streams.

Our success depends on our ability to maintain relationships with our recurring clients, which includes any current clients and clients with which we have done business within the past three years, and to attract new clients, while our existing competitors and new entrants into the market may be able to offer advertising packages at better terms than ourselves. While many of our clients have engaged us for recurring advertising projects, our clients are not bound by contractual agreement to continue a business relationship with us and are at their discretion to choose these competitors over us. We cannot assure you that our clients will continue to solicit our services, or that we will be able to replace, in a timely or effective manner, departing clients with potential clients that attribute a comparable level of revenue.

There is no guarantee that our existing clients will invite us to tender when they have new advertising projects, and there is no assurance that we will be awarded enough advertising projects in the future commensurate with our current revenue level. Our operations and financial results would be adversely affected if we are unable to retain our existing clients, or secure further advertising projects from them, or fail to provide competitive advertising packages to attract new clients, all of which may lead to a decrease in the number of advertising projects we cater for and the corresponding business revenue.

New developments in PRC laws and regulations regarding the use of mobile games and their export and marketing in Hong Kong, and the potential breach of such rules and regulations may adversely affect our business, financial condition and operating results.

A very high proportion of the mobile games launched in our local market in Hong Kong are originally developed in the PRC. As advertisers specializing in mobile games in the Hong Kong market and deriving substantially all of our revenue therefrom, our business is vulnerable to adverse changes in the PRC regulations concerning mobile games. In particular, any potential changes in the rules and regulations imposing restrain over the export and dissemination of mobile games outside of the PRC, including our local market in Hong Kong, could adversely affect our revenue to a significant extent.

There are existing PRC regulations with the pre-authorization of the public release of mobile games, as well as the permissible age and amount of time for engaging in mobile game entertainment with a view to, amongst other things, deterring teenager’s infatuation. There are also regulatory developments concerning the contents of mobile games potentially involving explicit sexual exposure and violence. Currently, the PRC legislation applies only to regulating the public’s use of mobile games and the broadcasting of the related advertising materials within the country.

There are few regulations restraining the export, use and dissemination of mobile games outside of the country, including our local market in Hong Kong. Nevertheless, the PRC has not developed a fully integrated legal system and the relevant regulatory framework with mobile game is a relatively new development, and there are inherent uncertainties surrounding the new legislative enactment that could potentially affect the general public’s use of mobile games, their permissible content and export outside of the country.

Also, advertisers and marketing agencies like ourselves that are exposed to any new legislation with respect to advertising content may have to ensure that the advertising materials and activities are in full compliance with the latest applicable laws and regulations. However, we may not have access to the relevant expertise to adequately interpret the rules and regulations and ascertain whether the advertising content is in full legal compliance and up to the required standard.

If our advertising materials are adjudicated to be in breach of the relevant provisions, enforcement actions and penalties may be imposed on the advertiser, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisement, and orders to publish an advertisement correcting the misleading information. In turn, these could have negative repercussions on ourselves that adversely affect our business, financial condition and operating results.

We cannot predict the effects of such legislative developments. We cannot assure you that we will be able to satisfy new developments with regulatory requirements, and we may be unable to respond promptly to the market changes resulting from these legislative developments. As a result, our business operations may be materially and adversely affected.

Our future growth may involve expansion into new and overseas business opportunities, and any efforts to do so that are unsuccessful or are not cost-effective could adversely affect our business, financial condition, and results of operations.

In the past, we have grown our business by principally focusing on the local market. We expect that our future growth may involve expansion into overseas business opportunities by opening new offices abroad and entering into business relationships with new clients and media publishers in the foreign countries. Additionally, our future growth may involve strategic acquisitions of media publishers and operation rights with upcoming mobile games in the local market.

Our exposure to foreign operations is relatively limited, and our ability to successfully gain market acceptance in an overseas market is uncertain. Expanding our operations to a foreign country involves challenges caused by distance, language and cultural differences, and further subjects us to various operational risks associated with compliance with applicable foreign laws and regulations, recruiting and retaining talented overseas employees, etc.

We may encounter differences in consumer behavior and preferences from another culture, which may cause uncertainties in developing and customizing advertising materials that appeal to the tastes and preferences of users in an overseas market. Our competitors in the foreign country with established local market presence may have better marketing resources and competitive advantages over ourselves, such as longer operating histories, local market knowledge and media connection, and broader reach of clients. If we are unable to expand to an overseas market or successfully manage the complexity involved with foreign operations, our business and results of operations could be adversely affected.

Further, our plans for business expansion are formulated based on assumptions of certain future events, which may or may not materialize. Our future growth depends in part on our ability to correctly identify suitable candidates for strategic acquisitions and execute our plans in a cost-effective manner. The deployment of significant resources towards a new opportunity may prove unsuccessful, and even if successful, the growth of new business opportunities could create substantial challenges for our management and operational resources and require considerable investment. As a result of our expanded business scope, our operating costs are expected to increase, while there is no assurance that our expansion plan will bring an increase in revenue sufficient to outweigh the additional costs and expenses.

Our expansion plan will also require us to maintain the consistency of our service offerings in the new business to ensure that our market reputation and market position are not impaired as a result of deviations, whether actual or perceived, in the quality of services we offer. If we are unable to successfully implement our strategy to extend our business coverage, or if such expansion does not yield the benefits we anticipate, our business prospects, financial condition and results of operations may be adversely affected.

We are highly dependent on our founders and senior management team. If we lose key members of our senior management team, our business could be disrupted, and our financial performance could suffer.

Our future success depends in significant part on the continued service of our key management, including our co-founders, who are heavily involved in the daily operation of our business. We believe that our management team’s extensive experience, industry knowledge and in-depth understanding of the mobile gaming market enable us to assess the competitive and fast-moving market environment with mobile game advertising and provide specialized services of high quality.

Our future success will depend on the continued involvement, efforts, performance and abilities of our key personnel as a whole. We believe that the skills and experience of our senior management team would be difficult to replace, and the loss of key members of our senior management team and talented employees could result in significant disruptions to our business, including impairing our ability to execute our business strategy and material adverse effect on our financial condition and results of operations. We believe that our future success will depend significantly on our continued ability to attract and retain highly skilled and talented personnel. The loss of crucial employees could result in significant disruptions to our business and the future integration of our expanding businesses.

There can be no assurance that we will be able to retain the services of our key personnel and to continually leverage their skills and abilities. If we are unable to retain our key personnel or attract and engage suitable personnel on a timely and commercially viable basis, it may result in the loss of strategic leadership and disruption or delay to our business operations, which could have a material adverse effect on our business, operations and financial conditions.

Unauthorized use of our trade secrets by third parties, and the expenses incurred in protecting our trade secrets, may adversely affect our business.

We regard our trade secrets as critical to our success. Since we have not applied for the trademark for our company, unauthorized use of our trade secrets used in our business, whether owned by us or licensed to us, may adversely affect our business and reputation.

We own video production authorized usage from our independent contractors under intellectual property law. We also rely on the trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our other intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use the intellectual property used in our business without authorization.

The validity, enforceability and scope of protection of intellectual property in online industries is uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our majority shareholder Mr. Shum Tsz Chueng. For example, we have entered into transactions with Act Media Co. Limited and I am Media Limited, controlled by shareholder, Mr. Shum Tsz Cheung, and Pump Studio Limited, controlled by our CEO, Mr. Lau Chi Fung, and directly pay the salary of Ms. Leung Shuk Hing, the spouse of our CEO, Mr. Lau Chi Fung. See “Related Party Transactions”. We may in the future enter additional transactions with entities in which our director and other related parties hold ownership interests, however, any such transaction would be on commercial terms comparable to those that would be obtained from a third-party and, in addition, will be subject to approval of a majority of our independent directors.

Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our shareholders with respect to the negotiation of, and certain other matters related to, our lease and services to such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

The laws of the British Virgin Islands apply to us, which provide that our directors owe a duty to act honestly and in good faith and in what the directors believe to be in our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances when exercising powers or performing duties as a director. We have the right to seek damages if a duty owed by our directors is breached. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

As a media company that relies on internet advertisements and third-party internet products and services, we are inherently exposed to cybersecurity risks arising from our partnerships with vendors that provide these services. We have established risk management and internal control systems to prevent and minimize the cybersecurity risks affecting our reputation and customers’ satisfaction.

While our partnerships with internet service providers and independent contracts offer substantial business value in internet marketing, they also increase the complexity of our threat surface and expose us to potential third-party risk.

One of the risks we face is supply chain attacks, where attackers infiltrate or attack through a third-party vendor. The challenge with these attacks is that the risk may not be apparent until there is malicious activity.

We are also vulnerable to cyber threats due to our increasing reliance on computers, networks, programs, social media and data globally. Data breaches, a common cyber-attack, can have a massive negative business impact and often arise from insufficiently protected data.

In order to mitigate these risks, we have established risk management and internal control systems consisting of policies and procedures that we believe are appropriate for using and managing our technology software. These measures include implementing an email notice for malicious emails, hiring professional IT personnel to manage and review our technology software implanting system, and establishing a risk management assessment when contracting new vendors and independent contractors. In our contracts, we also limit the liability of the company attributable to cybersecurity attacks. As of the date of this Annual Report, we have not had any cyber-attacks or breaches of our network security systems, nor have we suffered any cybersecurity incidents from our vendors. In addition to the implementation and maintenance of data security measures, we require our employees to maintain the confidentiality of the proprietary information that we hold.

If a cybersecurity incident occurs or is perceived to occur, we may have to spend significant capital and other resources to mitigate the impact of the event and to develop and implement protection to prevent future events of such nature from occurring. Furthermore, we may also be subject to negative publicity and the public perception of the ineffectiveness of our security measures, and our reputation may be harmed in the event of any of the foregoing cybersecurity breaches or attacks. This could damage our relationships with existing or potential customers and could materially and adversely affect our business and financial condition.

We may not be successful in developing games by outsourcing.

We entered into a game development agreement, which is an outsourcing agreement of approximately HK$16.2 million (US$2.1 million) with a game development company to develop a complete social gaming platform. We hope to become a mobile game operator after the game is successfully developed; however, there is no guarantee that the company will develop a game which works and/or is successful.

Our new games will largely depend on the outsourcing company’s ability to:

●	attract, retain and motivate talented game development personnel;

●	minimize launch delays and cost overruns in the development of new games;

●	effectively monetize games without degrading the gameplay experience for our layers; and

●	effectively execute our game development plans.

Our new games may not be commercially successful and we may not be able to attract new players.

We cannot assure you that the new games we publish or develop will be commercially successful. You should not use the success of other companies existing games as an indication of the future commercial success of any of the games in our pipeline.

We may not be successful in holding exhibitions or marketing events.

On February 14, 2025, our wholly-owned subsidiary, CTRL Solutions, entered into four (4) cooperative agreements with the same exhibition service provider and one Exhibition Events Joint Investment Agreement with respect to holding the event (collectively, the “Cooperative Agreements”). The total value of the four (4) Cooperative Agreements is approximately HK$ 15.3 million (US$2.7 million), and the value of the event is approximately HK$6.3 million (US$0.8 million). The Cooperative Agreements provide that the exhibition partner shall coordinate and organize four (4) exhibitions and one event during the year ending March 31, 2026.

We cannot assure you that these or similar exhibitions or events pursuant to Cooperation Agreements or other agreements will be commercially successful. Following a review of previously held exhibitions, the Company anticipates incurring a net loss resulting from these exhibitions. As of the date of this Annual Report, the Company made an impairment of approximately HK$10.6 million (US$1.4 million), which represents 50% share of the Company of the net loss expected from these exhibitions.

You should not rely on the profits made from similar exhibitions or events held by other companies as an indication that we will be able in the future to achieve commercial success from any of the exhibitions or events in our pipeline.

Risks Related to Our Corporate Structure

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

We are a BVI business company limited by shares and incorporated under the laws of the BVI. Our corporate affairs are governed by our memorandum and articles of association and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under the BVI law are to a large extent governed by the BCA and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI, as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States.

Under the BCA, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs, which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A shareholder of the company is also entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors, and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the BVI differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

BVI law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 30% of our voting share capital in issue, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 7 days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing a majority of the votes of the shares entitled to vote on resolutions to be considered at the meeting.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a BVI business company limited by shares and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Hong Kong. In addition, our current officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the BVI, Hong Kong and the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the BVI, Hong Kong and the PRC, see “Enforceability of Civil Liabilities.”

The Chinese regulatory authorities could also disallow our organizational structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

We are exposed to various risks and uncertainties stemming from the interpretations and implementations of laws and regulations in the PRC. These include, but are not limited to, the regulatory scrutiny of PRC companies’ overseas listings. Furthermore, we are susceptible to potential risks and uncertainties associated with future actions undertaken by the PRC government, which could potentially result in the disallowance of the Company’s organizational structure. Such an outcome would likely lead to a substantial transformation in our operational activities, and as a consequence, the value of our Ordinary Shares may experience a significant depreciation or even become worthless.

Risks Related to Doing Business in Hong Kong and being impacted from the PRC.

We are subject to risks arising from the legal system in Hong Kong and China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in Hong Kong and China can change quickly with little or no advance notice. There is also a risk that the Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong or PRC-based issuers, which could result in a material change in our operations and/or the value of our securities.

There may be prominent risks associated with our operations being in Hong Kong. In light of China’s expansion of authority into Hong Kong, we are subject to risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in Hong Kong and China can change quickly with little to no advanced notice. In addition, the PRC government may intervene or influence our operations at any time with little to no advanced notice, which could result in a material change in our operations and/or the value of our Ordinary Shares. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our company. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Currently, these statements and regulatory actions have had no impact on our daily business operation, the ability to accept foreign investments and list our securities on an U.S. or other foreign exchange. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list our securities on an U.S. or other foreign exchange.

Our operations are based in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law (the “Basic Law”), namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act (“HKAA”) to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Substantial uncertainties and restrictions with respect to the political, legal and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in Hong Kong and accordingly on the results of our operations and financial condition. There is a risk that the PRC government will intervene or influence our operations at any time, including exerting more oversight and control over companies operating in Hong Kong, offerings conducted overseas and or foreign investment in Hong Kong and PRC-based issuers, which could result in a material change in our operations and or the value of our Ordinary Shares. As an example, Chinese regulatory authorities could disallow our organizational structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Our business operations and service sales, if we expand distribution of our services into China, may be adversely affected by the current and future political environment in the PRC. The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. We expect the Hong Kong and PRC legal systems to rapidly evolve in the near future with the Hong Kong legal system becoming closer aligned with legal system in China. There is a risk that the PRC government will intervene or influence our operations at any time, including exerting more oversight and control over companies operating in Hong Kong, offerings conducted overseas and or foreign investment in Hong Kong based issuers, which could result in a material change in our operations and or the value of our Ordinary Shares. For instance, if the Chinese regulatory authorities could disallow our organizational structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. These actions may be reflected in the changing interpretations and enforcement of many laws, regulations and rules in Hong Kong and the PRC that may not always be uniform and with little to no advance notice. Our business operations and our ability to operate in Hong Kong, offer or continue to offer securities to investors and continue to invest in Hong Kong based issuers may be harmed by these changes in laws and regulations, including those relating to taxation, import and export tariffs, healthcare regulations, and other matters. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in Hong Kong or particular regions thereof, and could limit or completely hinder our ability to offer or continue to offer securities to investors or require us to divest ourselves of any interest we then hold in Hong Kong properties or joint ventures. Any such actions (including divesture or similar actions) could result in a material adverse effect on us and on your investment in us and could cause the value of our securities and your investment in our securities to significantly decline or be worthless.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 40 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts that provide interpretations of laws and regulations and decide contractual disputes and issues may change their interpretation or enforcement very rapidly with little advance notice at any time, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as may cause possible problems to foreign investors.

We cannot assure you that the PRC government will continue to pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

Because substantially all our operations are in Hong Kong, a special administrative region of China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

As a business operating in Hong Kong, a special administrative region of China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares.

Due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

As of the date of this annual report, the Company does not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way the Company conducts its business, could require the Company to change certain aspects of its business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, the Company’s business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of its Ordinary Shares, potentially rendering it worthless. If any such action should occur, it could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

Policies of the PRC government can have significant effects on economic conditions in Hong Kong. While we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and that business development in the PRC will continue to follow market forces, we cannot assure you that this will be the case. Our interests may be adversely affected by changes in policies by the PRC government, including:

●	uncertainties regarding enforcement of laws in Hong Kong, and as we expand into the PRC;

●	changes in laws, regulations or their interpretation especially with respect to application of PRC tax, labor, currency restriction and other laws to Hong Kong operations, all of which can occur quickly and with little to no advanced notice;

●	confiscatory taxation or changes in taxation;

●	currency revaluations or restrictions on currency conversion, imports or sources of supplies, or ability to continue as a for-profit enterprise; and

●	expropriation or nationalization of private enterprises, risks of forfeiture; and the allocation of resources.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in PRC with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over companies based in the PRC and listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers, which may result in a material change in our operations and/or the value of our Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or way we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Shares could be materially decreased, potentially rendering it worthless. If any such action should occur, it could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

China Covid policies may impact on the Hong Kong local Covid-19 social distancing restrictions, which could have a material adverse effect on our business operation and marketing.

Our offline advertising income is dependable on our events operations and outdoor marketing campaign. Since January 2023, the Hong Kong government relaxed local Covid-19 social distancing restrictions, such as patients tested Covid-positive are no longer required to undergo mandatory quarantine. On March 1, 2023, the Hong Kong government lifted the mask-wearing requirement in public venues. Notwithstanding, there may still be concerns about the future recurrence of the Covid-19 pandemic. If the Covid-19 variations outbreak again in Hong Kong, it will cause many high traffic advertising spots to temporarily close or lock-down so we will not be able to promote our marketing in such areas. We will also not be able to organize any events offline. Some of our customers, such as events hosts, may cancel or delay their order during the Covid lock-down period, which will adversely impact our business. It will also take some time before Hong Kong’s economy could recover to its pre-pandemic period.

Further, the Covid-19 pandemic’s potential negative impact on our clients’ business performance, economic uncertainty, and travel restrictions that may impede our ability to contact existing and new clients could result in a decrease in our clients’ advertising spending and a demand for our services. There is no assurance that the Covid-19 pandemic has been eliminated or will be eliminated in the near future. Neither can we guarantee that there will be no recurrence of the pandemic. In the case that there is any impediment to the recovery of Hong Kong economy or there is future outbreak of the pandemic, our business and operation may still be adversely affected.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Although all of our assets and operations are located in Hong Kong, a large amount of the mobile games launched in Hong Kong market are developed and/or operated by PRC publishers. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the Chinese government or in the laws and regulations in the PRC could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by PRC government control over capital investments in mobile gaming industry, pre-authorization of mobile game publication or changes in tax regulations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the Annual Report based on foreign laws.

We conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, our current officers reside within Hong Kong and are permanent Hong Kong residents. As a result, it may be difficult for our shareholders to effect service of process upon those persons in Hong Kong. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the BVI and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these foreign jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the Hong Kong government. All of our revenues and substantially all of our costs are denominated in HK$. Any significant revaluation of HK$ may materially and adversely affect our results of operations and financial position reported HK$ when translated into U.S. dollars, and the value of, and any dividends payable on, the capital stock in U.S. dollars. To the extent that we need to convert U.S. dollars into HK$ for our operations, appreciation of the HK$ against the U.S. dollar would have an adverse effect on the HK$ amount we would receive.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in Hong Kong.

Any disclosure of documents or information located in Hong Kong or China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in Hong Kong or China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

The Company’s proposed expansion into the Taiwan market may pose heightened risks due to the unstable political and business tension between China, Taiwan, and other countries such as the U.S.

The Company intends to expand its service offerings to the Taiwan market to provide one-stop game advertising services for local markets. The Company may face heightened regulatory compliance, payroll, and tax compliance risks that cannot be fully anticipated. To date, Taiwan has not implemented or changed any regulations affecting Hong Kong businesses and the proposed branch office formed to operate the Taiwan expansion is expected to generate a relatively small percentage of the Company’s consolidated revenue. Potential major risks relating to establishing a branch office and operating in the Taiwan market include market risk and competitive risk that fluctuations in the Taiwanese market conditions, customer preferences, or demand for the Company’s services could affect revenue, cost and growth prospects.

Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which became law on December 29, 2022 and amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduces the time before our Shares may be prohibited from trading or delisted.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC and dependency of the PRC, because of a position taken by one or more authorities in the PRC. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, Kreit & Chiu CPA LLP is headquartered in New York, New York, and is not subject to the PCAOB determination.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the CSRC and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in the PRC, as required under U.S. law. The Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. According to the PCAOB, its December 2021 determinations under the HFCAA remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination.

On December 15, 2022, PCAOB announced that it was able to secure complete access to inspect and investigate audit firms in the PRC for the first time in history, and released the 2022 HFCAA Determination Report (the “Report”). The Report states that PCAOB (1) is able to select engagements, audit areas, and potential violations to be reviewed or investigated; (2) has timely access to, and the ability to retain and use, any document or information that PCAOB considers relevant to an inspection or investigation; and (3) is able to conduct inspections and investigations in a manner consistent with the provisions of HFCAA and the rules of PCAOB, as interpreted and applied by PCAOB. The Report concludes that, consistent with the HFCAA, PCAOB is able to inspect and investigate completely firms headquartered in the PRC and Hong Kong. However, the PCAOB didn’t exclude the possibility of losing complete access again and made clear that, if in the future it determines it no longer can inspect or investigate completely because of a position taken by any PRC authorities, it will act expeditiously according to the HFCAA.

Our auditor, Kreit & Chiu CPA LLP, the independent registered public accounting firm that issues the audit report included in this Annual Report, as a firm headquartered in New York, New York, and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Kreit & Chiu CPA LLP’s first triannual inspection by the PCAOB was completed in May 2023. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the PCAOB determinations. However, the recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would not apply additional and\or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, the adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is also actively assessing how best to implement other requirements of the HFCAA, including the identification process and the trading prohibition requirements, and is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation, in addition to the requirements of the HFCAA, are uncertain. Such uncertainty could cause the market price of our Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the U.S. national securities exchange earlier than would be required by the HFCAA. If it were determined that the PCAOB is unable to inspect or investigate our auditor completely, the trading in our Shares would be prohibited, and as a result, Nasdaq might determine to delist our Shares. If our Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Shares.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

We could be subject to the Trial Administrative Measures, and, if required, we cannot assure you that we will be able to complete the Trial Administrative Measures procedures on time or at all.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which became effective on March 31, 2023. Compared to the Draft Rules, the Trial Administrative Measures further clarified and emphasized several aspects, including: (i) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (ii) exemptions from immediate filing requirements for issuers that (a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, (b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, or (c) whose such overseas securities offering or listing shall be completed before March 31, 2024. However, such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (iii) a negative list of types of issuers banned from listing overseas, such as issuers under investigation for bribery and corruption; (iv) regulation of issuers in specific industries; (v) issuers’ compliance with national security measures and the personal data protection laws; and (vi) certain other matters such as: an issuer must file with the CSRC within three business days after it submits an application for initial public offering to competent overseas regulators; and subsequent reports shall be filed with the CSRC on material events, including change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that if the Company becomes subject to such filing requirements that we will be able to obtain clearance from the CSRC in a timely fashion or at all.

Because the Basic Law, which is a national law of the PRC and constitutional document for Hong Kong, provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems,’’ we do not believe we or our Operating Subsidiaries are subject to most PRC laws or regulations relating to overseas securities offerings, including the Trial Administrative Measures. Further, the Company does not believe it will be subject to the Trial Administrative Measures because the Company does not have: (i) 50% or more of its operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year accounted for by PRC domestic companies; (ii) any main parts of its business activities conducted in mainland China; (iii) its main places of business located in mainland China; or (iv) senior managers in charge of its business operation and management constituting Chinese citizens or domiciled in mainland China.

However, there may be prominent risks associated with our operations being in Hong Kong. There are also risks that the Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas, which could result in a material change in our operations or the value of our securities. If there is a significant change to current political arrangements between mainland China and Hong Kong resulting in Hong Kong companies being subject to the Trial Administrative Measures, companies operated in Hong Kong may face similar regulatory risks as those operated in the PRC, which may affect our ability to offer securities to investors, list securities on a U.S. or other foreign exchange, conduct our business or accept foreign investment.

There remain some uncertainties as to whether we will be required to obtain approval from Chinese authorities to list on U.S. exchanges in the future, and if required, we cannot assure you that we will be able to obtain such approval.

On July 7, 2022, the Cyberspace Administration of China (“CAC”) promulgated the Security Assessment Measures for Cross-border Data Transfers (the “SAMCDT”) with effect from September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 people intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC.

We believe the SAMCDT does not currently have, and is not likely in the future to have, any material impact on our business, financial condition or results of operations because the Basic Law, which is a national law of the PRC and constitutional document for Hong Kong, provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of regulating cybersecurity under the principle of “one country, two systems.’’ Accordingly, we believe we or our Operating Subsidiaries are not subject to most PRC laws or regulations relating to cybersecurity, including the SAMCDT.

Further, we also believe the SAMCDT does not and will not have a material impact on the Company because: (i) we are a holding company incorporated in the BVI with all of our operations conducted by the operating entity in Hong Kong; (ii) we conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong; (iii) we have not established any subsidiary or VIE structure in mainland China; (iv) as of date of this Annual Report, we have neither collected nor stored personal information of PRC individual clients; and (v) as of the date of this Annual Report, we have not been informed by any PRC governmental authority of any requirement of review for overseas listing.

However, there may be prominent risks associated with our operations being in Hong Kong. There are also risks that the Chinese government may intervene or influence our operations at any time or may exert more control over Hong Kong operating companies, which could result in a material change in our operations or the value of our securities. If there is a significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong may face similar regulatory risks as those operated in the PRC, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment being subject to the SAMCDT.

Risks Related to Our Ordinary Shares

Prior to the completion of our IPO in January 2025 and the initial listing on Nasdaq Capital Market, there has been no public market for our Ordinary Shares. You may not be able to resell the Ordinary Shares at or above the price you paid, or at all.

Prior to the completion of our IPO in January 2025, there has been no public market for our Ordinary Shares. Although our Ordinary Shares are on the Nasdaq Capital Market, if an active trading market for the Ordinary Shares does not develop, the market price and liquidity of the Ordinary Shares will be materially and adversely affected.

We cannot assure you that an active trading market for the Ordinary Shares will develop or that the market price of the Ordinary Shares will not decline below the initial public offering price.

The global economic and geo-political conditions have been, and continue to be, challenging, and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, financial performance and results of operations and the prices of our Ordinary Shares.

The global outbreak and spread of COVID-19 caused a slowdown in growth of the global economy in 2022. The global spread of COVID-19 created and is likely to continue to create significant volatility and uncertainty and economic disruption. Global prospects remain highly uncertain as the COVID-19 pandemic resurgence and economic recoveries diverge across countries and sectors, reflecting variations in pandemic-induced disruptions and the extent of policy support. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

In February 2022, a military conflict arose between Russia and Ukraine, with the latter being supported by countries in the NATO alliance as well as others around the globe, including imposition of financial and trade sanctions against Russia. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. In the event the conflict continues or extends beyond Ukraine, together with reduction or stoppage of energy exports from Russia, the global economy could face a recessionary downturn.

The withdrawal of the UK from the EU in January 2020, commonly referred to as “Brexit,” has also created significant political and economic uncertainty regarding the future trading relationship between the UK and the EU as well as other countries, such as the United States, Australia, and New Zealand. In particular, the UK and the EU have ratified a trade and cooperation agreement governing their future relationship and the UK continues to negotiate agreements on specific areas of trade and economic arrangements with other countries. The UK-EU trade and cooperation agreement addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In many countries globally, there are concerns over rising inflation and potential economic recessions, including due to the impacts of the COVID-19 pandemic. In particular, any worsening of the ongoing labor shortage and ongoing rise in inflation could significantly weaken global economies. Globally, countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on sovereign debt obligations of certain countries. In addition, the U.S. Federal Reserve System and other regulatory bodies around the world may raise, or may announce intentions to raise, interest rates. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The global economic slowdown may be further prolonged by subsequent outbreaks of COVID-19 in countries which are taking, or which have taken, steps to ease lockdown measures; such outbreaks may require those countries to extend their lockdown measures or roll-back previous measures taken to facilitate the re-opening of their economies.

These economic and geo-political conditions have affected, and may continue to affect, our business in several ways. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. If these market conditions continue or worsen, they may further limit our ability to access financing or increase our cost of financing to meet liquidity needs, resulting in adverse effects on our financial condition and results of operations. The current global economic slowdown and uncertainty about the future global economic conditions could also continue to increase the volatility of the prices of our Ordinary Shares. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our industry. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on our industry in general, and our results of operations specifically.

The market price for the Ordinary Shares may be volatile and may be affected by economic conditions beyond our control.

The trading prices of the Ordinary Shares are likely to be volatile and subject to wide fluctuations. In addition, the trading volume of our Ordinary Shares may fluctuate and cause significant price variations to occur. If the market price of our Ordinary Shares declines, you may be unable to resell your Ordinary Shares at a competitive price. We cannot assure you that the market price of our Ordinary Shares will not fluctuate or significantly decline in the future. In addition, we cannot assure you that a trading market for our Ordinary Shares will be maintained.

Some specific factors that could negatively affect the price of our Ordinary Shares or result in fluctuations in their price and trading volume include:

●	regulatory developments affecting us, our consumers, or our industry;

●	conditions in the mobile game advertising business and the public perception of the legitimacy and ethics of certain business practices of our competitors or other market players within the industry;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other mobile game advertising businesses;

●	actual or anticipated fluctuations in our prospects or operating results;

●	changes in financial estimates by securities research analysts;

●	conditions in the U.S. and global financial markets

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the HKD and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares; and

●	the other factors described in this “Item 3. Key Information—3D. Risk Factors” section and elsewhere in this Annual Report.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of constituent companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market in the immediate future as we recently concluded our IPO.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Ordinary Shares to decline.

Certain recent IPOs of companies with relatively small public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the actual or expected operating performance and financial condition or prospects of the respective company. Our Ordinary Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition to the risks addressed above, the market price and trading volume of our Ordinary Shares may be affected by economic conditions beyond our control and thus may be subject to rapid and substantial price volatility. Recently, companies with comparably small public floats and IPO sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective companies’ actual or expected operating performance and financial condition or prospects. Although the specific cause of such volatility is unclear, our public float may amplify the impact the actions taken by a few shareholders have on the price of our shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Ordinary Shares may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. In addition, investors in our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase our Ordinary Shares prior to any price decline.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) (the income test), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the asset test). Based on the market price of our Ordinary Shares and the composition of our income and assets, including goodwill, although not clear, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. Moreover, the value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our Ordinary Shares, which could fluctuate significantly. Therefore, there can be no assurance that we are not a PFIC for the current taxable year or will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our Ordinary Shares.

We do not intend to rely on these exemptions and instead intend to comply with all of the applicable corporate governance requirements imposed by state and federal law, the rules and regulations of the Securities and Exchange Commission and Nasdaq.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under BVI law, namely that immediately after the dividend, the value of our assets must exceed our liabilities, and we must be able to pay our debts as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after the IPO, or even maintain the price at which you purchased the Ordinary Shares.

To the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

We are a holding company incorporated in the BVI with no material operations of our own. We conduct substantially all of our operations in Hong Kong through our Operating Subsidiaries. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region, which is a national law of the PRC and constitutional document for Hong Kong, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. To the extent cash or assets in the business is located in Hong Kong, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the Company’s ability to transfer cash or assets.

We may need additional capital and may sell Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Our directors, officers and beneficial holders of more than 5% of our outstanding Shares collectively own an aggregate of approximately 75.0 % of the total voting power of our outstanding Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale by our company and may reduce the price of the Ordinary Shares. In addition, the significant concentration of share ownership may adversely affect the trading price of the Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Security Ownership of Certain Beneficial Owners and Management.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also in the past elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market corporate governance requirements. We do not have any immediate plans to rely on home country practice with respect to our corporate governance.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Capital Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares have been approved to list on the Nasdaq Capital Market under the symbol “MCTR”. However, we cannot assure you that our securities will continue to be listed on Nasdaq Capital Market.

In order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even though we initially satisfied the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We will incur increased costs as a result of being a public company.

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We have limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such company’s securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC.

On August 26, 2022, the PCAOB announced that it had signed an SOP with the CSRC and the Ministry of Finance of China. The SOP Agreements establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in PRC and Hong Kong, as required under U.S. law. The Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. According to the PCAOB, its December 2021 determinations under the HFCA Act remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the PCAOB determinations; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCA Act, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, Kreit & Chiu CPA LLP, the independent registered public accounting firm that issues the audit report included in this Annual Report, as a firm headquartered in New York and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.

However, we cannot assure you whether Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules and regulations will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on companies that have significant operations in the PRC and/or Hong Kong and have securities listed on a U.S. stock exchange. In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

CTRL Group or the Company is a BVI business company limited by shares, incorporated in the BVI on May 13, 2022. It holds 100% of the outstanding equity in the Operating Subsidiaries companies, each of which is organized under the laws of Hong Kong.

On March 20, 2023, the Company amended its memorandum of association to authorize the issuance of an unlimited number of Ordinary Shares with no par value.

On February 27, 2024, the Company effected a forward share split of its outstanding Ordinary Shares at a ratio of 1:1300, resulting in 13,000,000 Ordinary Shares issued and outstanding after the share split. All shares and per share amounts used in this Annual Report and in the accompanying audited condensed consolidated financial statements have been retroactively adjusted to reflect this share split.

As of the date of this Annual Report, the Company has three (3) direct wholly-owned subsidiaries.

CTRL Media is a limited company incorporated on June 6, 2014. We also formed our new two wholly-owned subsidiaries, CTRL Games Limited and CTRL Solutions Limited, on December 16, 2024. We conduct all of our operations through our Operating Subsidiaries.

CTRL Media is an integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market. Through CTRL Media, the Company is s engaging in the one-stop advertising services to customers in Hong Kong.

In 2025, we have started to explore new business opportunities through our newly-formed subsidiaries, CTRL Solutions and CTRL Games.

CTRL Solutions is and will be principally engaged in advertising consulting services. On February 14, 2025, CTRL Solutions entered into five (5) agreements with the same exhibition service provider, including four (4) Cooperative Agreements that amount to the total value of HK$15,292,500, and one (1) Exhibition Events Joint Investment Agreement having the value of HK$6,250,000. Pursuant to the Cooperative Agreements, the exhibition partner is scheduled to coordinate and organize four exhibitions in the year ending March 31, 2026. We believe that collaboration with exhibition partners would result in better marketing capabilities, such as attracting more visitors and media coverage; however, we anticipate incurring net losses at the beginning of this process.

CTRL Games will be principally engaged in game publishing. On March 7, 2025, CTRL Games entered into a game development agreement with Esport Games Limited, a service provider, to develop mobile games platform which amounted to US$2.1 million. We hope to become a mobile game operator after the game is successfully developed; however, there is no guarantee that the Company will develop a game which works and/or will be successful.

The following diagram illustrates our corporate structure as of the date of this annual report.

Our Reorganization

On January 6, 2023, the Company consummated a series of transactions with shareholders of CTRL Media (the “Reorganization”), resulting in CTRL Group becoming the sole owner and holding company of CTRL Media.

On January 6, 2023, Mr. Shum Tsz Cheung, as the legal and beneficial owner of 10,200 shares of CTRL Media (representing approximately 51% of the aggregate outstanding shares of CTRL Media), transferred 10,200 shares of CTRL Media to the Company for cash consideration of HK$1 (one Hong Kong Dollar). Mr. Shum is the holder and beneficial owner of 51% of the outstanding Shares of CTRL Group.

Also on January 6, 2023, Mr. Lam Kai Kwan, as the legal and beneficial owner of 7,600 shares of CTRL Media (representing 38% of the aggregate outstanding shares of CTRL Media), transferred 7,600 shares of CTRL Media to the Company for cash consideration of HK$1 (one Hong Kong Dollar). Mr. Lam is the holder and beneficial owner of 38% of the outstanding Shares of CTRL Group.

Also on January 6, 2023, Mr. Siu Chun Pong, as the legal and beneficial owner of 2,200 shares of CTRL Media (representing 11% of the aggregate outstanding shares of CTRL Media), transferred 2,200 shares of CTRL Media to the Company for cash consideration of HK$1 (One Hong Kong Dollar). Mr. Siu is the holder and beneficial owner of 11% of the aggregate outstanding Shares of CTRL Group.

Upon the completion of Reorganization detailed above, CTRL Media became the wholly-owned direct subsidiary of CTRL Group effective January 6, 2023.

B. Business Overview

Corporate Information

Our principal executive offices are located at Unit F, 12/F, Kaiser Estate, Phase 1, 41 Man Yue Street, Hunghom, Kowloon, Hong Kong, and our phone number is +852-3107-4887. We maintain a corporate website at: www.ctrl-media.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this Annual Report.

Our Business

We are an integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market. We provide services to mobile game developers, principally developers of mobile gaming applications or “apps” that gamers download from the developers’ websites and applicable mobile operating systems, such as Apple Store or Android Google Play Store. The market for specialized mobile game advertising in Hong Kong is occupied by a few market players who compete with one another. Based on our knowledge and understanding of our market position, we consider ourselves a major player in the industry with a significant market share. Our prominent market share and proven track record are indicative of our audience reach and engagement, as well as our relevance to advertisers in our local markets.

Although our clients are primarily from China and our advertising market is in Hong Kong, none of our business, operations or subsidiaries are located in mainland China and the Company is not a Chinese operating company.

We provide one-stop advertising services to our clients throughout the entire advertising process, which comprises the planning, creating, launching, managing and performance monitoring of the advertisements. We set out advertising plans for clients based on their mobile games’ unique features and market profile, while making reference to the prevailing trend of the design of comparable advertisements. Based on the advertising plan, we develop the overall marketing concepts and ideas for promoting the mobile games and tailored our advertising campaign with innovative themes to capture the attention of the target audience and maximize the advertising exposure and volume of impressions.

We have our in-house design and production team to design, create, edit and produce the art and design of various kinds of advertisement materials in different designs, layouts and formats, which include principally digital content such as videos, animations and photographs. We directly involve ourselves in concept development, storyboard creation, script writing, casting, shooting, and post-production works. At times we also engage freelance talent for some of our shooting works. Alongside the provisioning of mainstream advertising services in the market, our other value-added services provided to our clients during the course of advertisement placement include the creative design of advertising themes and content; local adaption of advertising materials; social media management services; post-publication advertising performance monitoring; costume tailoring services for cosplay shows with mobile games’ fictional characters; and advisory on the latest market trend and fashion.

Because we have an in-depth understanding of the local market preferences, we are able to implement local adaption of advertising materials by endowing them with images and slang, etc., of local taste that appeals to our primary market in Hong Kong. This competitive advantage is especially relevant to advertisers from mainland China and overseas countries looking to explore our primary market in Hong Kong. For these clients outside of Hong Kong, we consummate the advertising process by autonomously administering the advertising plans and enhancing their operational efficacy for an offshore advertising campaign.

We principally make use of digital media such as online social media platforms, websites and search engines over the Internet to broadcast the advertising campaigns, for which we directly engage ourselves in the procurement of advertising space and advertisement placement with the digital media channels. We launch the advertising campaigns by deploying local media publishers of various advertising channels. We select the media publishers for advertisement placements based on the values they could contribute to the advertising chain according to their specific nature and functionalities to precisely reach the target audience of particular interests. We pay these media publishers and advertising agencies mainly based on advertising exposure frequency and behavioral parameters such as the number of clicks into the advertisement, which is indicative of the response made by the target audience to the advertisements.

In addition to the media publishers specializing in the advertising business, we also contract with YouTuber, KOL and local celebrities to film introductory gaming videos for broadcast in their personal blogs and social media platforms such as YouTube and Instagram to generate interest in their network of followers. We work with these social personalities principally on an ad-hoc basis and pay them mainly per-project patronage for their contribution. Besides these online means of broadcasting, we also make use of physical media such as podium platforms with transportation terminals and public venues to broadcast advertising campaigns. We also assist clients to plan and prepare their exhibition booths in the Animation-Comic-Game Hong Kong events and other offline marketing events such as cross-industry cooperation events to capture the target audiences, whereby we direct the event production from set-up to execution by gathering the design briefs from our clients and formulating interactive and innovative event concepts through a combination of performance, visual and audio effects in an event setting.

We gauge the effectiveness of advertising results mainly through the mobile game’s induced actual sales and other experiential parameters indicative of personal involvement from the target audience, such as activating or registering as the users of the mobile games. We believe our comprehensive mobile gaming advertising services contribute to the achievement of advertising results which satisfy our clients and help establish what we believe is our strong market position.

Competitive Strengths

We believe many of our customers are inclined to solicit our advertising services mainly due to:

Our integrated, one-stop marketing service enables our clients to realize advertising efficiency and cost-effectiveness.

Our integrated business model and scale of operations enable us to focus on addressing the overall marketing needs of the advertisers by delivering a broad spectrum of marketing materials and content in a cost-efficient manner. We have our own design team to devise and prepare creative design proposals, production team to develop the marketing content and materials, and marketing team to execute and manage advertisement placement in various media. The ability to deliver a one-stop solution through devising, managing and coordinating the multiple aspects of a marketing project, enables our clients to address their marketing challenges in an efficient manner.

Because of our capacity to offer a comprehensive range of integrated marketing solutions and implement cross-media marketing activities, we can achieve synergies among the various marketing activities and deliver our services to the advertisers in a manner that promotes efficient allocation of resources and maximize the economies of scale of the advertising operation. With our integrated teams of talents, we are able to directly manage the different aspects of an advertising campaign and efficiently deliver services of quality to the satisfaction of our clients.

Our capacity to access the diversity of media publishers available in the market and directly liaise with them improves the advertiser’s operational efficiency and cost-effectiveness by reducing the time and costs involved with the solicitation and coordination of these media. We directly liaise and contract with local media publishers and other advertising agents and pay for our clients in advance to procure advertisement inventories. The advertiser is relieved from the burden of having to solicit multiple service providers from different disciplines that operate in a vertical but non-integrated fashion, while benefiting from our expertise to oversee and monitor the diverse activities comprising the marketing campaign.

We believe our ability to provide a one-stop integrated marketing service enables the advertisers to realize greater efficiency in allocating their marketing budgets and promoting their mobile gaming products by reducing the time and resources required in campaign coordination and implementation.

Our established local client base provides us with a solid platform to grow our business.

We have an established local client base in Hong Kong, our principal base of operations and from which we generate a substantial proportion of our revenue. We believe our capacity to expand our client base in Hong Kong is mainly attributable to our integrated marketing services and our capacity to tailor advertising campaigns that appeal to the local market. In recognition of our high-quality service, many of our clients have laid down recurring service requests for advertising campaigns and also refer new clients to us from time to time.

As we maintain a continual business relationship with our clients, we familiarize ourselves with their mobile game profiles, advertising budgets and preferences, which enhances our ability to better manage their expectations and offer them services that best suit their needs. We believe that our client base will continue to expand and transform into recurring clients. We believe that with our further development in client base and business expansion, we are well positioned to benefit from the increasing local market demand for marketing services specializing in mobile gaming.

We believe our established market position provides us with market visibility and competitive advantages to capture future business opportunity.

The market for specialized mobile game advertising in Hong Kong is occupied by a small number of market players who compete with one another. Based on our knowledge and understanding of our market positioning, we consider ourselves a major player in the industry, attributing a prominent market share. Compared with our entrenched market position, few local marketing services providers in Hong Kong specialize in advertising for mobile games. Other market competitors generally have fewer resources of industry expertise and workforce capacity. While the market has numerous media publishers with distinctive profiles and functions, given their confined client base and limited resources, they may encounter more impediments to accessing suitable media publishers for making advertisement placements on their own. We believe this competitive landscape allows us to gain a more significant market share in terms of advertising expenditures in our local market than is generally achieved by our peers.

We believe that our established market position provides us with market visibility and competitive advantages that enable us to drive captive local audiences and capture business opportunities. Our prominent client base and comprehensive range of marketing solutions afford us the opportunity to better present our services to advertisers, cross-sell services and more directly influence their advertising expenditure decisions. We can better maintain close relationships with other players in the market and attract potential clients as well as media publishers interested in catering for mobile games advertising. The recognition of our favorable market positioning also helps us attract talents and consolidate our competitiveness by furthering our service quality and growing our business over time.

We are able to implement regional adaptation of advertising content to enhance market penetration with local target audiences.

Because we cater to advertisers who make up the majority proportion of the local mobile gaming market, we are in the vantage position to gain an in-depth understanding of the local preferences and keep abreast of the emerging trends and fashion in the local mobile gaming market. Equipped with the local expertise, we are able to endow advertising content and materials with tailor-made and innovative designs of images and slang, etc., of local taste and flair that appeal to the local market and, in particular, the generation of youngster gamer group marked by their attentiveness on the latest trendy whims and peer influence in the gaming circle.

Our competitive advantage is especially relevant to advertisers from China and overseas countries looking to explore the local market in Hong Kong. For these advertisers, language, cultural differences and lack of expertise in the local mobile gaming market could impede their practical marketing efforts. Our in-depth understanding of the local preferences and ability to create engaging advertising content endowed with local taste and flair enhances the mobile game’s perceived image and connection to the local market by promoting rapport with the local target audiences. In turn, the regionally adapted advertising material reinforces acceptance in the local market and enhances market penetration for the advertiser’s advertising campaign.

We are able to provide a comprehensive range of value-added services that optimize our client’s advertising budget.

As compared to the conventional advertising companies catering to advertisers from diverse fields, our specialization in the mobile games advertising and integrated business model enables us to focus on addressing the overall marketing needs of the advertisers by delivering a full spectrum of value-added services that optimize our client’s advertising budget. These range from creative design of advertising theme and content, local adaption of advertising materials, to post-publication advertising performance monitoring.

We are able to advise on the mix and match of the best media channels for maximizing the target audience exposure based on the mobile game’s profile and budget constraint specified by the advertisers. Our in-house design and production team is able to produce advertising content of the same design in altered formats for applications across diverse media channels, thus optimizing the range of applications within the confines of the advertiser’s budget. Advertisers resorting to non-specialized conventional advertising companies may need to solicit another advertising agent or incur extra costs if they request comparable add-on services, adding to their advertising budget and burden in liaising with several service provider.

Our variety of value-added services enables us to better present our advertising solutions to potential clients and multiply cross-selling business opportunities.

Because of the variety of value-added services we provide, the advertiser will likely find one or a few of our auxiliary services pertinent to its advertising needs. In particular, our capacity to implement local adaption of advertising materials is especially relevant to advertisers from China and overseas countries looking to explore our primary market in Hong Kong. These auxiliary services readily become the stepping stone for introducing and cross-selling our other services to advertisers outside Hong Kong.

In many instances, our initial provisioning of singular auxiliary services develops into the incisive meeting point for the beginning of a business relationship with the advertiser. The burgeoning relationship affords us opportunities to present our other services to the advertiser and further promote an overall package of comprehensive advertising solutions. We expand upon the first provisioning of an auxiliary service to enhance our perceived value to the client for potentially adding value to their business by autonomously executing the entire advertising process and enhancing their operational efficacy. Given our variety of value-added services that complement one another, we believe that we are well positioned to capture market opportunities with cross-selling efforts.

Our established market position enables us to advise our clients with market intelligence for informed decisions on strategic investment and advertising expenditure.

Because we account for a prominent market share with our local market niche, we are in a advantageous position to closely follow the latest market development by virtue of being intimately involved with the new launching of the overriding majority of mobile games in the local market, which enables us to reach an in-depth understanding of the local gaming market profile through collecting and analyzing market data. Our competitors of smaller scale generally do not possess updated market data and knowledge to the equivalent extent. Leveraging on our market intelligence, we are able to offer our clients advice on the latest market trend and fashion and performances of various media publishers, which enables them to make an informed choice regarding their advertising decisions.

Advertisers are then better informed to determine the media format and advertising budget which best suit their advertising needs with reference to the updated market data. Further, the up-to-date market knowledge backs up our clients’ informed decisions regarding their strategic direction with product development of new mobile games and investment options. By equipping our clients with updated market intelligence, we go beyond the usual role of the conventional advertising agency and partake as business associates with an advisory role, contributing to the establishing of a long-term relationship with our clients.

We have established business relationships with comprehensive coverage of local media publishers.

In general, besides entertaining the clients, the business of advertising also revolves around relations with the media publishers. Advertising agencies like us work on a continual basis to provide suitable advertisement inventories at competitive pricing in order to attend to the client’s requirement, which is dependent on our relations with the media publishers. We have established business relationships with a wide range of local media publishers covering various media channels, including those rendering advertising space on social media platforms, websites, mobile sites, search engines and public venues.

Leveraging on the relationships with our network of media publishers and advertising agents, we are able to access first-hand information regarding the available advertising inventories and resources, which we secure for the benefit of our clients. We have established interconnections with numerous exclusive YouTuber and cosplayers who work with us on an intermittent, project basis. Also, we have established business relationships with various local celebrities who work with us on a project basis to maximize advertisement exposure. The extensive network of partners enables us to choose from the diversified pool of resources, offer tailor-made marketing and advertising solutions that best suit the subject mobile game’s profile, and maximize the advertising exposure to the target audience.

We directly liaise and contract with the local media publishers and pay them to procure advertisement inventories. Our direct involvement saves our clients’ time and effort in identifying and dealing with different media publishers to implement their marketing strategies. The direct involvement with various media publishers from diverse advertising channels equipped us with the aptitude to evaluate their strengths and weakness, as well as the capacity to monitor their execution of the marketing campaigns. Also, by drawing on a pool of media publishers and advertising agents, we buffer ourselves against a singleton media publisher’s malpractice and mitigate our business risk out of reliance on the media publisher’s performance.

Our established market position enables us to bargain for favorable commercial terms with media publishers.

Marketing, advertising and promotional firms usually procure advertisement inventories in bulk volume. In return, media publishers typically offer pricing discounts to them for the importance of their business. The scale of such pricing discounts may increase with the increasing transaction volume and value according to the terms and conditions offered by different media publishers. Endowed with what we believe is our prominent market share and recognition as the core advertiser for the niche market of mobile games advertising, we are in a vantage position to liaise for better pricing terms or preferential discounts for the higher volume of transactions.

In contrast, as our competitors in the local market usually have limited advertising budgets and generally spread their budgets over several media publishers for advertisement placements, they may be faced with more challenges to obtain commercial terms as favorable as those offers to ourselves.

Our established market position also allowed for more business referral opportunities from ourselves to the media publishers, which in turn strengthens our business relationships with them and allows us to obtain more favorable pricing terms. With the lower advertising traffic costs available to us from different media publishers, we are able to in turn pass on the pricing discount received to our clients through offering competitive advertising packages.

Our experienced management team and responsive and creative employees.

We are led by our founders, some of whom are also our directors, namely, Mr. Lam Kai Kwan and Mr. Siu Chun Pong, and our Chief Executive Officer Mr. Lau Chi Fung, each of whom has prior work experience in the mobile gaming industry or advertising industry and has accumulated over 10 years of experience in the marketing and advertising for mobile games since the founding of our company. We believe that the vision of our management team has been fundamental to our success. For biographical details of our directors and senior management, please refer to the section headed “Management” in this Annual Report.

Our management team is supported by our responsive and creative working teams comprised of our employees. With a majority of the target audience falling within the generation of youngster gamer group, we strive to promote a corporate culture that encourages our employees to be proactive and innovative in responding to the needs of our clients and their target audience. Our directors closely involve themselves in daily interaction with the operational teams, equipping them with the necessary job-specific skills, socializing with them to promote team cohesiveness, and adapting them to our work culture. We have also adopted internal policies which set out various guidelines, instructions and operational rules to guide our employees and ensure our services’ quality.

We believe that our management team’s extensive experience, industry knowledge and in-depth understanding of the mobile gaming market enable us to assess the competitive and fast-moving market environment with mobile game advertising and provide specialized services of high quality. Also, our management and working team directly work with our clients throughout the entire advertising process, and their personal involvement in attending to our client’s demands furthers a long-term working relationship with them.

Our Suppliers

Our advertisement suppliers provide advertising services such as YouTube video, television, web banner and outdoor. Other than the sales and distribution agreements described below, the Company or its Operating Subsidiaries has not entered into any long-term supply agreements with material suppliers and purchases are made on a project-by-project basis.

CTRL Media maintains a list of internally approved advertisement suppliers. The Company generally does not depend on any of the specific advertisement suppliers, as it has a number of alternative advertisement suppliers for all the marketing champaigns. During the financial years ended March 31, 2025 and 2024, CTRL Media neither had any disputes with the advertisement suppliers, nor encountered any material difficulties in procuring services, and it had not experienced any significant delays in publishing the advertisement by its advertisement suppliers causing significant disruption of its projects.

Material Agreements and Form Agreements

Form of Cosplayer Agreement between CTRL Media and its individual cosplayers

From time-to-time, the Company engages with cosplayers, to promote the Company’s designated gaming products. The form of Cosplayer Agreement provides that cosplayer counter-parties promote the Company’s games through online live streaming, online video broadcasts and participating in game competitions and conventions. The terms of these agreements are typically two years and subject to automatic renewal 30 days before the end of term for additional one-year terms. Our contracted cosplayers agree to work exclusively with the Company for gaming promotion.

The Company does not believe any individual Cosplayer Agreement or group of individual Cosplayer Agreements are material to the Company’s aggregate results of operations. The foregoing description of the Form of Cosplayer Agreement is qualified in its entirety by the full text of the Form of Cosplayer Agreement, which is attached hereto as an exhibit to this Annual Report and is incorporated herein by reference.

Form of Game Exclusive Cooperation Contract

The Company engages with YouTube channel and online influencers from time-to-time pursuant to its form of Exclusive Cooperation Contract to engage in the marketing activities and related work of the mobile game designated by CTRL Media in Hong Kong and Macau.

During the term of these agreements, our counter-party YouTube channel and online influencers agree to work exclusively with CTRL Media with respect to all work related to mobile games, which must be assigned by CTRL Media and given priority over any other third-party’s needs. CTRL Media agrees to pay such influencers 100% of the total cost of developing mobile games or projects within 30 days after project completion. The form of Exclusive Cooperation Contract contains typical mutual confidentiality provisions.

The form of Exclusive Cooperation Contract typically has an initial term of one year, which is automatically renewed at the end of the initial term for an additional 365 days.

The Company does not believe any individual Exclusive Cooperation Contract or group of individual Exclusive Cooperation Contracts are material to the Company’s aggregate results of operations.

Cooperative Agreements with CR Entertainment and Production Limited

On February 14, 2025, our wholly-owned subsidiary, CTRL Solutions, entered into four (4) cooperative agreements with the same exhibition service provider and one Exhibition Events Joint Investment Agreement with respect to holding the event (collectively, the “Cooperative Agreements”). The total value of the four (4) Cooperative Agreements is approximately HK$ 15.3 million (US$2.7 million), and the value of the event is approximately HK$6.3 million (US$0.8 million). The Cooperative Agreements provide that the exhibition partner shall coordinate and organize four (4) exhibitions and one event during the year ending March 31, 2026. We believe that these agreements are material to the Company, as the Company has recently started exploring new business opportunities in advertising consulting services. We believe that collaboration with exhibition partners would result in better marketing capabilities, such as attracting more visitors and media coverage; however, we anticipate incurring net losses at the beginning of this process.

Game Development Agreement

The Company is exploring new business opportunities in game publishing through its wholly-owned subsidiary, CTRL Games. On March 7, 2025, CTRL Games entered into a game development agreement with Esport Games Limited, a service provider, to develop mobile games platform which amounted to US$2.1 million. We hope to become a mobile game operator after the game is successfully developed; however, there is no guarantee that the Company will develop a game which works and/or will be successful.

Rent Sharing Agreement

On July 15, 2023, CTRL Media and Efun Company Limited entered into a Rent Sharing Agreement for a two-year term, whereby CTRL Media agreed to pay Efun Company Limited HK$34,000 per month of the total of HK$46,000 per month aggregate rent, as well as any other expenses associated with the property (including but not limited to water and electricity). Efun Company Limited will pay HK$12,000 per month in rent and not be responsible for any other expenses associated with the Property.

On July 16, 2025, CTRL Media and Efun Company Limited entered into a new Rent Sharing Agreement for another two-year term, whereby CTRL Media agreed to pay Efun Company Limited HK$34,000 per month of the total of HK$46,000 per month aggregate rent, as well as any other expenses associated with the property (including but not limited to water and electricity). Efun Company Limited will pay HK$12,000 per month in rent and is not responsible for any other expenses associated with the Property.

If either party violates the provisions of the agreement, such party must pay 2% of the annual rent of the leased property to the non-breaching party as liquidated damages. All disputes are subject to, first, negotiation and, second, arbitration administered by the Hong Kong International Arbitration Center.

Efun Company Limited is party to the lease underlying the Rent Sharing Agreement. The Rent Sharing Agreement’s term is from July 16, 2020 through July 15, 2027, provided if the lease between Efun Company Limited is terminated, the Rent Sharing Agreement is also automatically terminated.

Development and Expansion Strategy

We intend to achieve our future growth and solidify our position in the industry by pursuing the following strategies:

Expanding Asia game advertising market

Our management considered that as more Chinese mobile games expand abroad to international markets to take advantage of the global industry growth, it is a good opportunity to expand our one-stop advertising services to South-east Asia markets, such as Taiwan, Malaysia and Singapore, by establishing local offices and recruiting local staff. We will take into consideration factors such as the potential client base, culture differences of the advertising audience and advertisement methodology, thereby expanding our overseas business and making it an important source of our revenue and profit.

Becoming a mobile game operator

According to the report prepared by Analysys Limited, an independent market research and consulting firm that conducted a detailed research on the mobile game industry in China from 2018 to 2028, the global mobile game market in terms of customer spending increased from USD70.8 billion in 2018 to USD100.6 billion in 2023, at a CAGR of 7.3%, which is expected to grow to USD116.2 billion in 2028. Considering our deep understanding of the mobile game, the experience that we gained from our mobile game operator customer, and our involvement in the advertisement process, our management determined that we have the abilities to become a mobile game operator to capturing the mobile game market. Our management will establish relationship with the developer and identify potential quality mobile game. Our management also believes that our game advertising can definitely complement the mobile game operation in obtaining more profitability and achieving a synergistic effect. As of the date of this Annual Report, we have not identified any potential mobile game and established relationship with publisher.

Intellectual Property

The Company is the registrant of the domain: https://ctrl-media.com. The Company typically retains temporary (usually three-months) proprietary rights over any video productions created by its independent contractors.

Employees

As of March 31, 2025 and 2024, we had 24 and 20 employees, respectively. All of our employees are stationed in Hong Kong. The following table sets forth a breakdown of the number of employees by job functions:

Function	As of March 31, 2025	As of March 31, 2024
Directors	5	2
Management	2	1
Project execution	13	14
Accounting and administration	4	3
Total	24	20

For the years ended March 31, 2025 and 2024, there was no strike or labor dispute with our employees staff and we believe the relationships with the employees and work environment are generally positive. We along with our subsidiaries regularly assess the job performance of our staff and we believe that our remuneration policy helps us attract and retain our staff. We determine our employees’ remuneration based on a number of factors, including their duties, position, experience, qualifications and contributions to our subsidiaries.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Real Property

As of the date of this Annual Report, we do not own any real property. We have entered into a lease agreement with an independent third party, the details of which are set out below.

Address	Gross Floor Area	Use of the Property	Lease Term
Unit F, 12/F, Kaiser Estate Phase 1, 41 Man Yue Street, Hunghom, Kowloon, Hong Kong	approximately 420 square meters	Office	July 16, 2025 — July 15, 2027

See “Material Agreements and Form Agreements — Rent Sharing Agreement” above for additional details regarding the rent sharing arrangement.

Regulation

We are a BVI holding company with three wholly-owned operating subsidiaries as of the date of this Annual Report. Our Operating Subsidiaries provide a one-stop advertising service provider in Hong Kong. Below sets out a summary of material aspects of the Hong Kong legal and regulatory environment in which our operating subsidiary operates and conducts its business.

Regulations Related to our Business Operation in Hong Kong

CTRL Media is an integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market.

Below sets out a summary of certain aspects of the Hong Kong laws and regulations which are relevant to our operation and business. As this is a summary, it does not contain detailed analysis of the Hong Kong laws which are relevant to our business.

Regulations related to business registration

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (the “EO”) is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Under the EO, the wage period in respect of which wages are payable under a contract of employment shall be deemed to be 1 month, until the contrary is proved. Wages shall become due on the expiry of the last day of the wage period and shall be paid as soon as is practicable but in any case not later than 7 days thereafter. In the case where wages are not paid within 7 days after which they become due and payable, interest will be imposed at a rate fixed by the Chief Justice in the Hong Kong Special Administrative Region Gazette under Section 50 of the District Court Ordinance (Chapter 336).

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (the “ECO”) is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (the “MPFSO”) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (the “MPF Schemes”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme.

An employer who, without reasonable excuse, fails to comply with the requirement imposed on employers in relation to arrange for its employees to become scheme members, commits an offence and is liable on conviction to a fine of $350,000 and to imprisonment for 3 years, and to a daily penalty of $500 for each day on which the offence is continued.

An employer who, without reasonable excuse, fails to comply with the requirements in relation to making mandatory contributions to the MPF Scheme commits a criminal offence and is liable on conviction to a maximum fine of HK$50,000 and imprisonment for six months on the first conviction and maximum fine of HK$100,000 and imprisonment for one year on each subsequent conviction.

Regulations related to Hong Kong taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (the “IRO”), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

The IRO provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate, which stood at 8.25% on assessable profits up to $2,000,000 and 16.5% on any part of assessable profits over $2,000,000 for corporate taxpayers as of the date of this Annual Report. The IRO also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations of capital assets.

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.13% (commencing from 1 August 2021) on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance that commenced full operation on December 14, 2015 (i) prohibits conduct that prevents, restricts or distorts competition in Hong Kong; (ii) prohibits mergers that substantially lessen competition in Hong Kong; and (iii) provides for incidental and connected matter.

The “First Conduct Rule” prohibits anti-competitive agreements, practices and decisions. It provides that an undertaking must not (i) make or give effect to an agreement; (ii) engage in a concerted practice; or (iii) as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. Serious anti-competitive conduct includes (i) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (ii) allocating sales, territories, customers or markets for the production or supply of goods or services; (iii) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; and (iv) bid-rigging.

The “Second Conduct Rule” prohibits the abuse of market power. It provides that an undertaking that has a substantial degree of market power in a market must not abuse such power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. This conduct may in particular, constitute an abuse of such market power if it involves predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers. Matters that may be taken into consideration when determining whether an undertaking has a substantial degree of market power in a market include (i) the market share of the undertaking; (ii) the undertaking’s power to make pricing and other decisions; (iii) any barriers to entry to competitors into the relevant market; and (iv) any other relevant matters specified in the guidelines issued in accordance with the Competition Ordinance.

The First Conduct Rule and the Second Conduct Rule apply to all sectors of the Hong Kong economy, including marketing and advertising services providers. Therefore, our business is subject to Competition Ordinance generally.

In the event of contravention of a competition rule, the Competition Tribunal may (i) on application by the Competition Commission, impose pecuniary penalty of any amount it considers appropriate subject to a maximum of 10% of the turnover of the undertaking concerned for each year in which the contravention occurred for each single contravention (if the contravention occurred in more than three years, 10% of the turnover of the undertaking for the three years that saw the highest, second highest and third highest turnover); (ii) on application by the Competition Commission, make an order disqualifying a person from being a director of a company or from otherwise being concerned in the affairs of a company; (iii) make orders it considers appropriate, including but not limited to prohibiting an entity from making or giving effect to an agreement, requiring modification or termination of an agreement, requiring payment of damages to a person who has suffered loss or damage as a result of the contravention.

Laws in Relation to Intellectual Property Rights

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong)

The Copyright Ordinance currently in force in Hong Kong came into effect on June 27, 1997. The Copyright Ordinance as reviewed and revised from time to time provides comprehensive protection for recognized categories of literary, dramatic, musical and artistic works, as well as for sound recordings, films, television broadcasts and cable programs.

In the course of preparing interior design proposals, we may create original artistic works (such as drawings) or literary works (such as text) or videos that qualify for copyright protection without registration. Infringement of copyright is civilly actionable.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (the “AMLO”) imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (the “DTROP”) contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (the “OSCO”) empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (the “UNATMO”), provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

REGULATIONS RELATING TO CYBERSECURITY AND DATA SECURITY

According to the Cybersecurity Law of the PRC (the “Cybersecurity Law”) which was promulgated by the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) on November 7, 2016 and came into effect on June 1, 2017, network operators shall take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of networks, respond to cybersecurity incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. The Cybersecurity Law also stipulates that the China adopts classified system for cybersecurity protection, under which network operators are required to fulfil relevant obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and to prevent network data from being disclosed, stolen or tampered.

On September 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and several other government authorities published the Revised Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced the previous version. Pursuant to these measures, the purchase of network products and services by a critical information infrastructure operator or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing in foreign countries. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also sets out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (vii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021 and provide that “critical information infrastructures” refer to any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. The regulations further require critical information infrastructures operators, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent Protection Departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), with effect from September 1, 2021. The Data Security Law establishes a data classification and hierarchical protection system depending on the importance of the data in economic and social development, and the damage caused to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used. Under the Data Security Law, critical information infrastructure operators shall be subject to the Cybersecurity Law in connection with the cross-border transfer of important data collected and generated through their operations in China; and the cross-border transfer of important data collected and generated by other data processors shall be subject to the administrative measures adopted by the CAC in conjunction with other competent departments.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Cross-border Data Transfers with effect from September 1, 2022, a data processor shall declare security assessment for its outbound data transfer if: (i)where a data processor provides critical data abroad;(ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) any other circumstances prescribed by the CAC.

On November 14, 2021, the CAC released the Regulations for the Administration of Network Data Security (Draft for Comments) (the “Draft Network Data Security Regulations”). The Draft Internet Data Security Regulations cover a wide range of internet data security issues, including the supervision and management of data security in the PRC, and apply to situations using networks to carry out data processing activities. The Draft Network Data Security Regulations set out general guidelines covering subjects including protection of personal information, security of important data, security management of cross-border data transmission, obligations of internet platform operators, supervision and management, and legal liabilities of internet data security. The Draft Network Data Security Regulations also require a data processor to apply to the CAC for cybersecurity review if it process the personal information of more than one million individuals and goes listing in foreign countries. As of the date of this Annual Report, the Draft Network Data Security Regulations were released for public comment only, and the provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

C. Organizational Structure

See “—A. History and Development of the Company” above for details of our current organizational structure.

D. Property, Plants and Equipment

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. KEY INFORMATION — D. Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

Ctrl Group Limited (“Ctrl Group”) is a limited liability company established under the laws of the British Virgin Islands on May 13, 2022. We are an integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market. We provide services to mobile game developers, principally developers of mobile gaming applications or “apps” that gamers download from the developers’ websites and applicable mobile operating systems, such as Apple Store or Android Google Play Store. The market for specialized mobile game advertising in Hong Kong is occupied by a few market players who compete with one another. Based on our knowledge and understanding of our market position, we consider ourselves a major player in the industry with a significant market share. Our prominent market share and proven track record are indicative of our audience reach and engagement, as well as our relevance to advertisers in our local markets.

Key factors that affect operating results

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Growth and infrastructure development of the mobile gaming ecosystem

Our business and results of operations will be impacted by industry factors that drive the overall performance of the mobile gaming ecosystem. The mobile gaming ecosystem has grown rapidly in recent years with technological advancement alongside an increase in the number and variety of mobile apps befitting for gaming application. We expect that the acceleration, or, conversely, decline of this remarkable growth would continue to affect our business and the results of operations. In addition, even if the mobile app ecosystem continues to grow at its current rate, our ability to position ourselves within the market will impact our business and results of operations.

Large third-party internet platforms such as YouTube, Apple App Store and Google Play Store, among others, predominate the distribution of online mobile games. Likewise, advertising agents target users of mobile games by launching advertising campaigns in third-party media platforms, such as social media websites. We expect this trend to continue for the foreseeable future. Some of these third-party platforms have significant market power and discretion to set platform fees and constraints over the dissemination of permissible content over their domains. All of these platform fees and constraints affect mobile game developers’ operations and profitability, and in turn, could have repercussions on their advertising spendings with us. In addition, the imposition by these third-party platforms of constraints over permissible content could affect our ability to target users with personalized advertising materials and allocate marketing campaigns in an efficient and cost-effective manner. Significant changes to the policies of these third-party platforms could drive rapid change across the mobile gaming ecosystem. Further, new tools for gaming developers, industry standards, and platforms may also emerge in the future.

We have made, and expect to continue to make, considerable investments of management resources in responding to emerging technologies, especially those pertaining to advancement in internet digital technologies and mobile app utilization, in order to respond to rapid technological changes with the mobile gaming ecosystem. These include the deployment of our internal and financial resources, including our management’s time and effort, to explore the technological infrastructure and evaluate its suitability for application in our business models.

We may also need to partner with new media platforms and incur further expense outlays such as the hiring of additional staff workforce or consultants of technical expertise to harness the application of new technologies. While our investments in innovations may not result in revenue in the near term, we believe these investments have allowed us to adapt our business model to emerging trends and enable us to maintain competitiveness in the changing marketplace.

New developments in PRC laws and regulations regarding the public use of mobile games in the country

We have benefited in the past from the tightening of the rules and regulations in the PRC concerning the public’s use of mobile games in the country. As the mobile gaming developers and operators in the PRC sought after alternative revenue channels through the new launching of mobile games in our local market in Hong Kong, they require corresponding advertising services for their marketing campaigns and, we believe, afforded us promising opportunities to grow our client portfolio.

There are significant uncertainties regarding the future direction that new developments in PRC legislation regarding the use of mobile games may assume. These legislative developments, if materialized, are beyond our control and could turn out to be either advantageous or detrimental to our future business prospects. Some of the mobile gaming developers responding to these changes may decide to seek alternative revenue channels by opening up overseas markets outside of our local market and allocate their advertising budget to these regions, thus reducing their spending with us. Our ability to navigate these changes and grow our business over time depends on our being able to capture new opportunities and respond to challenges arising from these new developments in a timely and adequate manner.

Our local market in Hong Kong will continue to have overriding significance for our business. At the same time, we serve to reduce our heavy reliance on our local market by diversifying our business to specific East Asian countries.

Manage our pricing for advertising services and profit margin

The margin of our advertising services is derived from the service fees we charged our clients less the cost of services incurred, which included, importantly, the fees we paid to media publishers for accessing advertising traffic over their platforms and procurement of advertising inventories. Each of these factors varies according to the market conditions.

We formulate the pricing for our advertising services based on an equitable mark-up on our estimated cost to execute the advertising campaign, having regard to the results of price negotiation with our clients, prevailing market trends and industry information available to us. We determine our service fee on a case-by-case basis, taking into account many factors including: the nature of advertising services required; the scale and complexity of the advertising campaign and the timeframe involved; the specific media channels for deploying the advertisement placement and the associated advertising traffic costs.

While we have begun to establish our market niche with mobile gaming advertising in our local market, the competition within the advertising industry is intense. We not only face direct competition from other advertising agencies, but also competition from other conventional marketing channels in the marketplace that could potentially replace us. Intensified competition from existing and new entrants into the market aspiring to capture market share could result in price cutting, which could erode our profit margin and profitability.

We strive to maintain our competitiveness and market position by providing a comprehensive range of advertising solutions, outstanding quality of customer services, and complementary value-added solution packages. To maintain our profit margin, we must continue to deploy management and financial resources to maintain our competitive advantage and consolidate our market position.

Solicit and retain clients from new business ventures

We also see business opportunities outside of our traditional business in advertising and we intend to expand our business downstream by entering into the acquisition of operation rights with upcoming mobile games in the local Hong Kong market. To successfully harness these new business ventures, we must navigate the competitive and fast-moving mobile gaming market environment in a proactive manner to adequately assess their profiles and stay competitive.

On Marh 7, 2025, we entered into a game development agreement (the “Game Development Agreement”) with a game development company to develop a mobile games platform, which amounted to US$2.1 million We hope to become a mobile game operator after the game is successfully developed, although as of the date of this Annual Report, we do not have any updates on the development of this mobile games platform. The Game Development Agreement is attached as an exhibit to this Annual Report.

Our founders, some of whom are also our executive directors, have prior work experience in the mobile gaming industry, and have accumulated extensive industry knowledge and in-depth understanding of the mobile gaming market, we believe we are well-positioned to harness these new business ventures. As we seek further scale by downstream expansion, the necessary investments in management and financial resources could impact our profitability in the near term. We believe this additional business ventures nevertheless will open broader revenue channels by enabling us to become the direct market player in the mobile gaming industry. However, we cannot ensure you that we will be successful in developing these new business opportunities. See

“Risks Related to Our Business and Industry” on page 5 for more information.

We hope to continue obtaining favorable commercial terms of service from our media publishers

Our business viability and future growth will depend on our ability to maintain long-term cooperative relationships with media publishers to procure suitable advertisement inventories at competitive pricing terms for placing advertisements on behalf of our clients.

Our relationships with the media publishers are mainly governed by contractual agency agreements which provide for, among other things, the pricing for advertisement inventories and credit periods offered to us. These agency agreements typically have a term of one year and are subject to renewal upon expiry. The commercial terms under the agency agreements are subject to renegotiation when they are renewed. Our contracts with media publishers usually provide that they retain the right to terminate our authorized agency relationship at their discretion.

If a media publisher terminates its cooperative relationship with us or we fail to negotiate service terms that are favorable to us, we may lose access to the relevant advertising channels and sustain advertisers’ deflection, as a result, our revenue, results of operations and financial condition may be adversely affected.

In addition, the pricing discounts we obtain from media publishers depend in part on the bulk volume of transactions we laid down for them. If our business declines and we are not able to obtain the current level of pricing discounts, we may need to pass on the price escalation to our clients as less competitive advertising packages or our profitability will be affected.

We believe we have established business relationships with a wide network of local media publishers covering various media channels, which mitigate our exposure to the termination of business relationships with one or more media publishers. We also intend to enter into strategic acquisitions of media publishers in the local market for upstream integration, which will provide us further control over the media publishing operation at our disposal. However, we do not have definitive agreements or commitments for any material acquisitions at this time. We believe the investment and operation of these new acquisitions will add operating overheads for ourselves, which may impact our profitability.

Enter into exhibition business with exhibition partner

We have identified an opportunity to leverage its core competencies and utilize currently idle resources to enter the lucrative live events market. The primary benefits include establishing a new revenue stream, enhancing brand visibility, cross-promoting our core mobile game and anime products, and capturing a new market segment by utilizing existing expertise. After careful evaluation, management concludes that the potential benefits substantially outweigh the associated costs and risks and enter into the new business ventures.

On February 14, 2025, our wholly-owned subsidiary, CTRL Solutions entered into four (4) cooperative agreements with the same exhibition service provider. The total value of these agreements amounts to HK$15,292,500. The exhibition partner is scheduled to coordinate and organize four exhibitions in the year ending March 31, 2026. Collaborating with the exhibition partner offers several key advantages. First, the partner has extensive expertise and experience, ensuring optimal planning and execution of the event. They also have a vast network of suppliers and partners, allowing for the efficient integration of necessary resources such as venues, equipment, and design services.

Additionally, professional firms bring creative design solutions that capture audience attention and enhance brand image. Their project management skills help streamline the entire process, from scheduling to budget control, reducing the stress on organizers. Furthermore, we believe this exhibition partners often have marketing capabilities that can attract more visitors and media coverage, ultimately maximizing the impact of the exhibition.

This opportunity also involves risks that we may not be successful in holding these exhibitions and that such exhibitions will not be profitable. See “Risks Related to Our Business and Industry - We may not be successful in holding exhibition or event” on page 9 for more information.

Comparison of Fiscal Years Ended March 31, 2025 and 2024

The following table sets forth key components of our results of operations for the fiscal years ended March 31, 2025 and 2024:

	For the years ended March 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Revenue	40,654,896	30,472,131	3,916,777	(10,182,765)	(25.0)%
Cost of services	(31,491,368)	(23,885,710)	(3,070,182)	7,605,658	(24.2)%
Gross Profit	9,163,528	6,586,421	846,595	(2,577,107)	(28.1)%

Operating Expenses
General and Administrative expense	(6,180,703)	(22,351,548)	(2,872,988)	(16,170,845)	261.6%
Impairment loss of prepayment	—	(10,593,902)	(1,361,702)	(10,593,902)	(100.0)%
Income from operation	2,982,825	(26,359,029)	(3,388,095)	(29,341,854)	(983.7)%
Other income (expenses)
Other income, net	36,065	17,779	2,285	(18,286)	(50.7)%
Other gain (loss)	(100,288)	53,200	6,838	153,488	(153.0)%
Interest expense	(319,692)	(294,642)	(37,872)	25,050	(7.8)%
Total other income (expenses), net	(383,915)	(223,663)	(28,749)	160,252	(41.7)%
Profit before tax	2,598,910	(26,582,692)	(3,416,844)	(29,181,602)	(1122.8)%
Income tax	(699,250)	(253,734)	(32,614)	445,516	(63.7)%
Net income (loss)	1,899,660	(26,836,426)	(3,449,458)	(28,736,086)	(1512.7)%
Accumulated other comprehensive income/lose	4,293	(16,276)	(2,092)	(20,569)	(479.1)%
Total comprehensive income (loss)	1,903,952	(26,852,702)	(3,451,550)	(28,756,655)	(1510.4)%

Revenue

The following table sets forth the breakdown of our revenue by major revenue type for the years ended March 31, 2025 and 2024, respectively:

	For the years ended March 31,				% of
	2024	2025	2025	Variance	variance
	HK$	HK$	US$	HK$
Online advertising	14,609,390	10,728,665	1,379,024	(3,880,725)	(26.6)%
Offline advertising and web banner marketing	22,595,715	17,966,617	2,309,363	(4,629,098)	(20.5)%
Provisioning of strategic planning services	661,731	369,124	47,446	(292,607)	(44.2)%
Other services	2,788,060	1,407,725	180,944	(1,380,335)	(49.5)%
Total revenue	40,654,896	30,472,131	3,916,777	(10,182,765)	(25.0)%

Revenue decreased by approximately HK$10.2 million, or approximately 25.0%, to approximately HK$30.5 million for the year ended March 31, 2025, compared to the year ended March 31, 2024. The reduced revenue is primarily the result of the decline in demand for online advertising and offline advertising services.

According to a global intelligence source for digital market insights, as the mobile game market correction approaches its culmination, global mobile game revenue rebounded by 4% in 2024 to reach USD 80.9 billion, returning to growth. Mobile game revenue on the App Store and Google Play in overseas markets grew by over 5% to USD 66.2 billion, which is 31% higher than in 2019. Despite this global rebound, our local market in Hong Kong has been affected by increased concerns over the future economic outlook, which has impacted the overall demand for our advertising services, as mobile game publishers continued to reduce their advertising budgets with our company compared to the previous year. As a result, we recorded a decrease in revenue from online advertising and offline advertising of approximately 26.6% and 20.5%, respectively.

The provision of strategic planning services recorded a decrease in revenue of approximately 44.2% during the year ended March 31, 2025. These services are typically rendered on an interim basis over a contractual tenure and beginning from the preceding year, some of our clients decided not to continue with renewal of the service contract upon expiry, and instead continue business with us on the basis of a one-off advertising package, as they found it easier to manage their advertising effort on a project basis rather than over an interim service term. Hence, the decline in revenue continued into the current year.

Amongst all service categories, revenue from other services reflected the most significant decline of approximately 49.5%, to approximately HK$1.4 million for the year ended March 31, 2025. These services are typically rendered on a per-task basis and tend to be ad-hoc, resulting in considerable year-to-year fluctuations in clients’ demand. Management will continue to maintain client relationships and ensure a consistent revenue stream to our Group from these services.

Cost of services

The following table sets forth the breakdown of cost of services for the years ended March 31, 2025 and 2024, respectively:

	For the years ended March 31,				% of
	2024	2025	2025	Variance	variance
	HK$	HK$	US$	HK$
Online advertising fee	9,558,944	6,398,096	822,388	(3,160,848)	(33.1)%
Offline advertising fee	16,737,034	12,846,555	1,651,249	(3,890,479)	(23.2)%
Consultation fee	6,000	—	—	(6,000)	(100.0)%
Staff cost	3,789,922	3,509,297	451,072	(280,625)	(7.4)%
Others	1,399,468	1,131,762	145,472	(267,705)	(19.1)%
Total Cost of services	31,491,368	23,885,710	3,070,181	(7,605,658)	(24.2)%

Cost of services decreased by approximately HK$7.6 million (US$1.0 million) or approximately 24.2% to approximately HK$23.9 million (US$3.1 million) for the year ended March 31, 2025, compared to the year ended March 31, 2024. The decrease in the cost of services was generally in line with our reduced total revenue derived during the year.

Online advertising fee

Online advertising fee includes payments to media publishers and operators of websites, social media platforms and search engines for the procurement of advertising inventories, as well as the media promotion fees and patronage paid to YouTubers, KOL, hard-core gamers and local celebrities to film introductory gaming videos for broadcast in their personal blogs and social media platforms. Online advertising fees decreased by approximately HK$3.2 million (US$0.4 million) or approximately 33.1% to approximately HK$6.4 million (US$0.8 million) for the year ended March 31, 2025, compared to the year ended March 31, 2024. The magnitude of decline in online advertising costs was more pronounced as compared to revenue because the increased concerns over the future economic outlook in our local market in Hong Kong have affected the overall demand for advertising services, and practitioners in the local advertising industry generally compromised by offering reduced advertising rate to retain business, which in turn translated as lower advertising fees incurred by ourselves.

Offline advertising fee

Offline advertising fees principally includes payments to the owners or operators of the physical medium for the leased use of premises to broadcast advertising content. As discussed, with a generally reduced demand for advertising services in our local market in Hong Kong, the local advertising industry generally offered reduced advertising rates, which also applies to advertising using offline media channels.

Consultation fee

Consultation fee mainly represents art outsourcing fee for graphics used in advertisements and mobile games artwork, such as, concept art, game characters design and in-games environment fashioning. We did not engage any game characters design and in-games environment fashioning project during the year ended March 31, 2025. As a result, no consultation fee occurred during the year ended March 31, 2025.

Others

Others mainly represent miscellaneous expenses related to the production of advertisements or videos, media boosting costs and other expenses incurred from the Company’s other services.

Other costs decreased by approximately HK$0.3 million, or 19.1% to approximately HK$1.1 million, for the year ended March 31, 2025, compared to the year ended March 31, 2024, as the decline in other costs was less than the decline in other revenue, primarily due to the decrease in the gross profit margin associated with other revenue. As the gross profit margin fell, it impacted the overall profitability, leading to a situation where revenue decreased at a faster rate than costs.

Gross profit

	For the years ended March 31,				% of
	2024	2025	2025	Variance	variance
	HK$	HK$	US$	HK$
Gross profit	9,163,528	6,586,421	846,595	(2,577,107)	(28.1)%
Gross profit margin	22.5%	21.6%	21.6%

Gross profit margin decreased from 22.5% for the year ended March 31, 2024, to 21.6% for the year ended March 31, 2025. Our gross profit margin slightly decreased during the year mainly because despite the decline in revenue, our overheads incurred from staff costs remained fairly consistent as we sustained largely equivalent level of staff workforce to keep up with our quality of client services and maintain competitiveness in the market. The reduction in our gross profit margin was nevertheless mitigated by the reduced advertising cost incurred by us to media publishers, etc., for the generally reduced advertising rate which prevailed in our local market in Hong Kong during the year, as discussed, resulting in an overall marginal decline in our gross profit margin.

Operating Expenses

General and administrative expense

Our general and administrative expenses mainly represented the staff costs, depreciation expenses of property and equipment, legal and professional fees and impairment loss. Our operation expenses increased by HK$16.2 million, or 261.6%, from HK$6.2 million for the year ended March 31, 2024 to HK$22.4 million for the year ended March 31, 2025, due to increase in staff cost and professional fee of HK$13.1 million for the year ended March 31, 2025. Such increase mainly due to hiring addition staffs and adviser for our compliance as public company and expansion. We expect our operating expenses, including but not limited to staff costs, to increase in the foreseeable future, as our business through our Operating Subsidiaries is expected to grow further. We expect our legal and professional fees for legal, audit, and advisory services to increase, as we will incur audit fees, legal fees and advisory fees for being a public company.

Impairment loss of prepayment

We have recorded an impairment of HK$10.6 million related to the prepayment for exhibition services. This impairment is primarily due to Ctrl Solutions entering into four cooperative investment agreements with an exhibition service provider during the fiscal year ending March 31, 2025. The total value of these agreements amounts to HK$15,292,500. The exhibition partner is scheduled to coordinate and organize four exhibitions in the year ending March 31, 2026. Following a review of previously held exhibitions, management anticipates that the upcoming four exhibitions will result in a net loss, leading to the impairment of the prepayment.

Other income, net

	For the years ended March 31,				% of
	2024	2025	2025	Variance	variance
	HK$	HK$	US$	HK$
Other income, net	36,065	17,779	2,285	(18,286)	(50.7)%

Other income, net, for the year ended March 31, 2025, was considerably lower compared to the year ended March 31, 2024, as decreased in the interest income on cash and cash equivalents, principally maintained as bank deposits.

Other gain (loss)

	For the years ended March 31,				% of
	2024	2025	2025	Variance	variance
	HK$	HK$	US$	HK$
Other gain (loss)	(100,288)	53,200	6,838	153,488	(153.0)%

Other gain and loss represented principally the exchange gain and loss arising from the translation of foreign currency denominated balances, designated in United States Dollars, into Hong Kong Dollars, which is our reporting currency. An exchange gain was realized for the year ended March 31, 2025, as there was a depreciation of the United States Dollars against Hong Kong Dollars during the year.

Income tax

	For the years ended March 31,				% of
	2024	2025	2025	Variance	variance
	HK$	HK$	US$	HK$
Current income tax	705,839	262,812	33,781	(443,027)	(62.8)%
Deferred income tax	(6,589)	(9,078)	(1,167)	(2,489)	37.8%
Total income tax	699,250	253,734	32,614	(445,516)	(63.7)%

Our company, CTRL Group, was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Junee Limited is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Our income tax decreased by HK$445,516 from HK$669,250 for the year ended March 31, 2024 to HK$253,734 for the year ended March 31, 2025, primarily due to the decrease in revenue before income taxes.

B. Liquidity and Capital Resources

As of the date of this Annual Report, we have financed our operations primarily through cash flows from operations, the proceeds of the IPO and loans from banks. We plan to support our future operations primarily from cash generated from our operations and the net proceeds raised from our IPO.

On January 23, 2025, the Company closed its IPO of 2,000,000 ordinary shares, no par value per share (the “Ordinary Shares”). The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. On January 25, 2025, R.F. Lafferty & Co., Inc., as the representative of the underwriters for the IPO, exercised its over-allotment option to purchase an additional 300,000 ordinary shares of the Company at the public offering price of $4.00 per share. The closing for the sale of the over-allotment shares took place on January 27, 2025. The IPO and the exercise of the over-allotment option with net proceeds totaling HK$64,093,706 (US$8,238,371) from the offering after deducting underwriting discounts and offering expenses of $7,369,135 (US$947,202) from the gross proceeds totaling HK$71,462,841 (US$9,200,000).

As of March 31,2025, we had an outstanding bank borrowings balance of approximately HK$8.1 million (US$ 1.0 million), of which the bank borrowings of HK$0.9 million (US$0.1 million) will be payable within one year and the bank borrowings of HK$7.2 (US$0.9 million) will be payable after one year but within 5 years. The bank borrowings are at an annual effective interest rate of 3.45%.

As reflected in our audited consolidated financial statements, we had net loss of approximately HK$26.8 million for the year ended March 31, 2025, as compared to net income of approximately HK$1.9 million for the year ended March 31, 2024. As of March 31, 2025 we had cash of approximately HK$23.9 million (US$3.1 million) compared to approximately HK$4.4 million as of March 31, 2024. We had positive working capital that amounted to HK$28.4 million and HK$10.2 million as of March 31, 2025 and 2024, respectively. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

We believe that our current cash and cash flows provided by operating activities, loans from banks, and the net proceeds from our IPO will be sufficient to meet our working capital needs in the next 12 months from the date the audited consolidated financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

On May 2, 2023, the Company declared a dividend of HK$300 (US$38.33) per share, or an aggregate of HK$3,000,000, to its shareholders of record as of March 31, 2023, and the dividend was settled on May 16, 2023. As of March 31, 2025 and 2024, there are no outstanding dividends payable.

We do not plan to pay any further dividends out of our retained earnings, as of the date of this annual report.

	For the years ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Net cash provided by (used in) operating activities	1,913,610	(34,827,785)	(4,476,637)
Net cash used in investing activities	—	—	—
Net cash (used in) provided by financing activities	(6,123,250)	54,354,045	6,986,471
Translation difference	4,293	(16,276)	(2,092)
Net (decrease) increase in cash	(4,209,640)	19,526,260	2,509,835
Cash and restricted cash at the beginning of fiscal year	8,574,262	4,368,915	561,564
Cash and restricted cash at the end of fiscal year	4,368,915	23,878,899	3,069,307

Operating activities

Net cash used in operating activities amounted to approximately HK$34.8 million for the year ended March 31, 2025, mainly derived from (i) net loss of approximately HK$26.8 million for the year ended March 31, 2025; and (ii) increase in deposits and prepayments of approximately HK$19.9 million which was driven by payment in advance to our services provider for game developing of approximately HK$8.2 million and offline event of approximately HK$15.3 million and decrease of deferred IPO cost of HK$4.5 million and offset by increase in impairment loss on prepayment of approximately HK$10.6 million.

Net cash provided by operating activities amounted to approximately HK$1.9 million for the year ended March 31, 2024, mainly derived from (i) net income of approximately HK$1.9 million for the year ended March 31, 2024 (ii) impairment loss of HK$0.2 million, which is not as cash flow item; netted of (iii) changes in operating assets and liabilities of approximately HK$0.3 million. Changes in operating assets and liabilities mainly included (i) an increase in accounts receivables of approximately HK$0.8 million as some of our customers lagged behind with settlement of payments due to us for advertising services; (ii) an increase in deposits, prepayments and other receivables of approximately HK$1.2 million due to payment in advance of listing expenses to professional parties involved in our US listing; netted of (iii) an increase in amounts due to related parties of approximately HK$1.6 million as we accrued payments in arrears for advertising services solicited from these parties.

Investing activities

There was no cash flow from investing activities for the year ended March 31, 2025 and 2024.

Financing activities

Net cash provided by financing activities was approximately of HK$54.4million for the year ended March 31, 2025, which was driven by proceeds from the IPO of approximately of HK$71.5million, offset by (i) payments for deferred IPO costs of approximately HK$17.7 million; and advance from a shareholder of the Company of approximately HK$1.4 million and repayment of bank borrowings of approximately HK$0.9 million.

Net cash used in financing activities amounted to approximately HK$6.1 million for the year ended March 31, 2024, which represented (i) dividends paid of approximately HK$3.0 million; and (ii) repayment of advance from a shareholder of the Company of approximately HK$3.1 million.

Off-balance sheet arrangements

We did not have during the years presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes

Inflation

Inflation does not materially affect the business or the results of operations of our Operating Subsidiaries.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – B. Business Overview”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Significant Accounting Policies

The consolidated financial statements of us have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and on a going-concern basis.

The following descriptions of significant accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this Annual Report.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all years presented.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company enters into contracts with customers that include promises to transfer various services, which are generally capable of being distinct and accounted for as separate performance obligations. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate. Revenue is recognized when the promised services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation.

The Company is engaging in the one-stop advertising services to customers in Hong Kong. The Company’s principal revenue stream includes:

(a)	Online advertising

For revenue generated through the online placement of advertisements, the Company’s performance obligation is fulfilled at the point in time when the advertisement content is broadcasted in the digital media and the marketing publication is publicly released, or the transfer of the broadcasting right to the customer is made.

In the event the contract with the customer further entitles the Company to a one-off licensing fee for granting the customer the intellectual property right attached to the advertising contents and materials, the Company concluded that such licensing fee is integral to but not distinct or separated from the overall advertising solution package.

The entire transaction price of the advertising contract, inclusive of the online advertising fee and the licensing fee, is attributed as a single performance obligation and revenue is recognized at the point in time when the Company’s contractual obligation is completed that is the broadcast of the advertisement content and transfer of the intellectual property right are simultaneously fulfilled.

(b)	Offline advertising and web banner marketing

For revenue generated through the offline and web banner placement, the Company performed its services over a specific tenure set out in the advertising contract. The performance obligation is fulfilled over this pre-determined period when the agreed-upon action is completed or when the advertisement is displayed in the relevant medium to the public or target audience.

The Company recognizes the revenue over the pre-determined contract period, generally the advertising period, during which its services are rendered to the advertiser and satisfied the relevant performance obligation. The Company enters a distinct contract with its customers. The Company concluded that each of the respective services (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the nature of services provided for each successive period are substantially similar and result in the transfer of substantially the same benefit to the customers. Therefore, we concluded that the periodic services fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.

(c)	Provisioning of strategic planning services

Revenue generated from providing strategic planning services is recognized over time as the Company successively fulfils its performance obligation over the contractual service period and the advertiser simultaneously receives and consumes the benefits provided by the Company’s service performance.

The Company concluded that each of the respective services (1) is distinct and (2) meets the criteria for recognizing revenue over contractual service period. In addition, the nature of services provided for each successive period are substantially similar and result in the transfer of substantially the same benefit to the customers. That is, the benefit consumed by the clients is substantially similar for each month, even though the exact volume of services may vary. Therefore, we concluded that the periodic services fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.

(d)	Other services

Other services rendered by the Company to its clients include provision of (i) administrative services; and (ii) strategic planning on a profit-sharing fee basis.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, the allowance for credit losses, useful lives of property and equipment, deferred income taxes, the realization of deferred tax assets, revenue recognition and other provisions and contingencies. Actual results could differ from those estimates.

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees as of the date of this annual report.

Name	Age	Position(s)
Lau Chi Fung	43	Chief Executive Officer
Yang Juan	40	Chief Financial Officer and Director
Lam Kai Kwan	39	Director
Ip Ka Hang	43	Independent Director
Chan Ka Man	45	Independent Director
Lai Ho Yin	47	Independent Director

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Mr. Lau Chi Fung, 43, has been Chief Executive Officer of CTRL Media since June 4, 2014 and the Chief Executive Officer of the Company since February 1, 2023. He was the Manager of the Marketing Department of Changyou.com Gamepower (HK) Limited, a subsidiary of the Changyou.com (NasdaqGS: CYOU), from 2013 to 2014, managing the business development department and marketing department, collaborating with its Chinese mainland parent company to develop business in Hong Kong and Taiwan, and expanding the Southeast Asia market. He was previously the Manager of the Marketing Department of Cayennetech (Hong Kong) Ltd. from 2011 to 2013. From 2010 to 2011, he was the Business Development Manager of Gameone Interactive.com Inc. From 2002 to 2006, Mr. Lau was the Assistant Promotion Officer in Gameone Entertainment Group Ltd. Mr. Lau was an editor in PC Game Weekly from 2000 to 2002. Mr. Lau graduated from the St. Peter Secondary School in Hong Kong in 1998. We believe that Mr. Lau should serve as a Chief Executive Officer and Director due to the perspective and experience he brings as our founder, Director, and principal executive officer, and as our second largest and controlling shareholder.

Ms. Yang Juan, age 40, was appointed as the Company’s Chief Financial Officer and a director on August 1, , 2025. She has served as the Chief Executive Officer of Yiji Incubation Group Co., Limited. since April 2021. She was the Chief Executive Officer of Xiamen Furun Wanjia Biotechnology Co., Ltd. from December 2019 to April 2021. Ms. Yang graduated from Guizhou University in 2006 with a Bachelor of Tourism Management. She brings extensive experience in business management and is dedicated to integrating cutting-edge academic theories with the practical needs of local enterprises to drive innovation and high-quality development.

Directors:

Mr. Lam Kai Kwan, 39, has served as a director of the Company since inception; previously, Mr. Lam served as a director of CTRL Media since June 2014. Mr. Lam has over 16 years of experience in the online and mobile gaming industry and has previously been involved in the launch, operations or promotion of over 500 games. Mr. Lam is a co-founder of CTRL Media Limited and Marketing Director since June 2014. From 2012 to 2014, he worked at Changyou.com (NasdaqGS: CYOU) as a Senior Marketing Executive. From 2010 to 2012, he was a Senior Marketing Executive at Cayennetech (Hong Kong) Ltd. From 2008 to 2011, Mr. Lam was the Product Manager in Centurysoft International Ltd, and from 2006 to 2008, he worked at Run Up Game Distribution Limited Ltd.as a Senior Customer Service Officer. Mr. Lam graduated from Helen Liang Memorial Secondary School (Shatin) in Hong Kong in June, 2002. We believe Mr. Lam is qualified to serve as a Director given his extensive experience in the gaming industry, including at another Nasdaq-listed company, and his involvement as a co-founder of the Company.

Ms. Chan Ka Man (Carmen), 45, is our independent director and the chairman of the audit committee. Ms. Chan is an experienced accounting professional with experience with certified public accounting firms and in private practice. From August 2021 to the present, Ms. Chane has served as Chief Financial Officer of ML Interactive Limited, a game and software development company. Previously, she served as Chief Financial Officer from October 2019 to February 2021 of Impact Entertainment (International) Limited, a concert organization and production company, where she also served as a financial consultant in 2019. From April 2019 through September 2019, she served as project leader of Big Success Consulting Ltd, a consulting firm. Ms. Chan served as a senior manager in the audit and assurance department of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Shenzhen Branch, from September 2006 to February 2019. She served as Senior Accountant III in Audit & Assurance Department of Deloitte Touche Tohmatsu from September 2001 through August 2006. Ms. Chan graduated from Hong Kong Baptist University in 2001 with Bachelor of Business Administration with honors and certification as a public accountant from the Hong Kong Institute of Certified Public Accountants in 2012. We believe Ms. Chan is qualified to serve as a Director in light of her extensive experience as a certified public accountant, financial consultant and accounting professional.

Mr. Ip Ka Hang, 43, is our independent director and the chairman of the nominating committee. Mr. Ip is an experienced executive in the computer gaming industry in Hong Kong. From 2018 through the present, he has been a director of Beyond Block Ltd. From 2017 through the present, he has been an Executive Director of Gamecosys Ltd. From 2009 through the present, he has been Executive Director of Act Productions Co. Ltd. He has held a variety of positions with gaming companies including Mamo Games Ltd., Monster Inc. Mr. Ip graduated from British Columbia Institute of Technology, in British Columbia, Canada with a diploma of technology in Mechanical Engineering Technology (Mechanical Design Option) in 2003. We believe Mr. Ip is qualified to serve as a Director in light of his significant experience as a director and executive with a variety of companies in the Asian online and mobile gaming industry.

Mr. Lai Ho Yin, 47, is our independent director and the chairman of the compensation committee. He has been an agency manager from March 2016 through the present with FTLife Insurance Company Limited, a Bermuda company offering medical and life insurance throughout Hong Long. From January 2022 through the present, Mr. Lai has been a Master Trainer with Dynamix Coaching and Consulting, a Hong Kong-based personal growth educational and social organization. Mr. Lai has worked in the digital entertainment industry as a professional game designer since 2000. He is an expert in designing interactive and online games and his work is well known in Hong Kong and throughout southeast Asia. He is a founding member of the Hong Kong Game Industry Association, an executive committee member of the Hong Kong Game Developer Association and director of the Hong Kong Block Chain Game Association. He also was the chief editor of PC Game Weekly, Online Game Weekly in 1999. We believe Mr. Lai is qualified to serve as a Director in light of his significant experience as professional online game designer with what we believe is a recognizable presence in Hong Kong and throughout southeast Asia.

Director Term

Pursuant to our articles of association as amended, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office until the annual general meeting following their appointment, unless they are removed prior to such meeting.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

B. Compensation

The following table sets forth certain information with respect to compensation for the years ended March 31, 2025 and 2024 earned by or paid to our principal executive officer, our principal financial officer, and our other most highly compensated executive officers (the “named executive officers”).

Name and Principal Position	2024	2025
	(HK$)	(HK$)
Lau Chi Fung Chief Executive Officer	775,500	2,978,350
Mok Ka Wah* Chief Financial Officer	—	60,000

*	Mok Ka Wah resigned as Chief Financial Officer, effective July 31, 2025.

Employment Agreements

CEO Employment Agreement

On February 1, 2023, we entered into an employment agreement with Lau Chi Fung, our Chief Executive Officer (the “CEO Employment Agreement”). Pursuant to the CEO Employment Agreement, the Company shall pay to Mr. Fung a monthly base salary of HK$600,000, payable by 12 equal installments of HK$50,000 per month equivalent to $6,417.30 per month (the “Service Fees”). In addition to Service Fees, Mr. Fung is entitled to receive entitled to a housing allowance of HK$42,000 per month and an annual bonus, subject to annual approval of independent directors of the Company, based on his performance.

On July 18, 2025, the Board approved to increase the base salary to Mr. Fung, to US$23,000 per month, effective February 1, 2025. In addition, the Board approved grating an annual bonus to Mr. Fung in the amount of $250,000.

On August 12, 2025, the Company and Mr. Fung entered into Amendment #1 to the CEO Employment Agreement, to reflect the increased salary in the amount of $23,000 per month, effective February 1, 2025.

The CEO Employment Agreement, as amended, may be terminated by either party with advance notice. The Company may also terminate the agreement without notice or payment in lieu in the event of willful disobedience, misconduct, fraud, dishonesty, habitual neglect of duties, or on any other grounds permitted under common law.

CFO Employment Agreement

On July 31, 2025, we entered into an employment agreement with Ms. Yang Juan (the “CFO Employment Agreement”). Pursuant to the CFO Employment Agreement, Ms. Juan is entitled to receive a monthly base salary of US$4,000, payable at the end of each month, and an annual bonus equal to one month’s base salary (or a pro rata portion thereof based on her length of service during the calendar year). The CFO Employment Agreement may be terminated by either party with one month’s notice. The Company may also terminate the agreement without notice or payment in lieu in the event of willful disobedience, misconduct, fraud, dishonesty, habitual neglect of duties, or on any other grounds permitted under common law.

Compensation of Directors:

For the fiscal year ended March 31, 2025, we paid an aggregate of HK$4,528,873 as compensation to our two (2) executive directors for their services as directors

For the fiscal year ended March 31, 2025, we also compensated each of our independent directors by payment of fees in the amount of HK$23,340.

C. Board Practices

Board of Directors

Our board of directors consist of five directors, three of which will be “independent” as defined by the rules of the SEC and Nasdaq.

Duties of Directors

Under BVI law, our directors have a duty to act honestly and in good faith and in what the director believes to be in our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances when exercising powers or performing duties as a director. In fulfilling their duty of care to us, our directors must ensure compliance with our company memorandum and articles of association (“M&A”). We have the right to seek damages if a duty owed by our directors is breached.

A director must exercise his powers as a director for a proper purpose and must not act, or agree to us acting, in a manner that contravenes the BCA or the M&A. When exercising his powers or performing his duties as a director, a director is entitled to rely upon the register of members and upon books, records, financial statements and other information prepared or supplied, and on professional or expert advice given to him. However, such reliance is subject to the director acting in good faith, making proper enquiry where indicated by the circumstances and having no knowledge that reliance on the matter is not warranted. Under the BCA, our directors have all the powers necessary for managing, and for directing and supervising, our business and affairs, including but not limited to exercising the borrowing powers of the company and mortgaging the property of the company, as well as executing checks, promissory notes and other negotiable instruments on behalf of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Terms of Directors and Executive Officers

Each of our directors holds office for the term, if any, fixed by the resolution of shareholders or the resolution of directors which appointed them or until their earlier, death, resignation or removal. A director may be appointed by a resolution of shareholders or a resolution of directors. A director may be removed from office:

(a)	with or without cause, by a resolution of shareholders passed by at least 75% of the votes of shareholders entitled to vote; or

(b)	with cause, by a resolution of directors passed at a meeting of directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and governance committee. Each of the committees of the board of directors has the composition and responsibilities described below.

Audit Committee

Each of Ms. Chan and Messrs. Ip and Lai are members of our Audit Committee, where Ms. Chan serves as the chair. All proposed members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviews the financial statements to be included in our Annual Report on Form 20-F and Quarterly Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board of directors;

●	reviews and approves in advance any proposed related-party transactions and report to the full board of directors on any approved transactions; and

●	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to the board of directors regarding corporate governance issues and policy decisions.

The Audit Committee has determined that Ms. Chan possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Each of Ms. Chan and Messrs. Ip and Lai are members of our Compensation Committee and Mr. Lai serves as the chair. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. The board of directors has adopted and approved a charter for the Compensation Committee. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Each of Ms. Chan and Messrs. Ip and Lai are the members of our Nominating and Governance Committee where Mr. Ip serves as the chair. All members of our Nominating and Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. The board of directors has adopted and approved a charter for the Nominating and Governance Committee. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible for identity and propose new potential director nominees to the board of directors for consideration and review our corporate governance policies.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and Nasdaq rules.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of this Annual Report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Shares beneficially owned by a person listed below and the percentage ownership of such person, shares, underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. The percentages below are calculated based on 15,300,000 Ordinary Shares of the Company issued and outstanding as of August 14, 2025.

Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers
Lau Chi Fung, Chief Executive Officer	2,860,000	18.69%
Yang Juan, Chief Financial Officer, Director	–	–
Lam Kai Kwan, Director	2,080,000	13.59%
Lai Ho Yin, Director	0	0
Chan Ka Man, Director	0	0
Ip Ka Hang, Director	0	0
Total Directors and Executive Officers (6 persons)	4,940,000	32.29%

5% stockholders
Siu Chun Pong	1,430,000	9.34%
ALT CO LTD(1)	4,880,000	31.89%

(1)	ALT CO LTD, a Seychelles limited company, is wholly-owned by Mr. Shum Tsz Cheung, a former shareholder of the Company and the former majority shareholder of CTRL Media. Mr. Shum is the director of ALT CO LTD and controls the voting power of the company. The registered address of ALT CO LTD is: Vistra Corporate Services Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following is a summary of transactions for and the three years ended March 31, 2025 and up to the date of this report to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Controlling Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under Item 6.B. Compensation.

Since 2015 through the present, Act Media Co. Limited, whose sole director and shareholder is our shareholder, Mr. Shum Tsz Cheung, has been a supplier of television, web banner and outdoor advertising services for the Company (mainly outdoor). The total transaction value was HK$1,415,546 (US$181,949), HK$3,934,433 and HK$5,974,873 for the years ended March 31, 2025, 2024 and 2023, respectively.

Since 2015 through the present, Act Media Co. Limited, whose sole director and shareholder is our shareholder, Mr. Shum Tsz Cheung, has been a supplier of CTRL Media mainly in providing the performance fee of our celebrities. The total transaction value was HK$23,300 (US$ 2,995), HK28,200 and HK$ nil for the years ended March 31, 2025, 2024 and 2023, respectively.

Since 2015 through the present, Act Media Co. Limited, whose sole director and shareholder is our shareholder, Mr. Shum Tsz Cheung, has been a customer of CTRL Media in purchasing celebrity influencer online advertising services. The total transaction value was HK$290,200 (US$ 37,301), HK$1,045,200 and HK$1,666,128 for the years ended March 31, 2025, 2024 and 2023, respectively.

Since 2015 through the present, Act Media Co. Limited, whose sole director and shareholder is our shareholder, Mr. Shum Tsz Cheung, has been a customer of CTRL Media in purchasing celebrity influencer services. The total transaction value was HK$33,600 (US$ 4,319), HK$46,000 and HK$ nil for the years ended March 31, 2025, 2024 and 2023, respectively.

Since 2017 through the present, I am Media Limited, whose sole director and shareholder is our shareholder, Mr. Shum Tsz Cheung, has been a supplier of CTRL Media in providing advertising services (mainly outdoor). The total transaction value was HK$189,375 (US$ 24,342), HK$535,875 and HK$256,875 for the years ended March 31, 2025, 2024 and 2023, respectively.

Since 2017 through the present, Pump Studio Limited, whose director and sole shareholder is our Chief Executive Officer, Mr. Lau Chi Fung, has been a supplier of CTRL Media mainly in providing the performance fee of our celebrities. The total transaction value was HK$ nil (US$ nil), HK$ nil and HK$1,115,000 0for the years ended March 31, 2025, 2024 and 2023, respectively.

Since 2017 through the present, Pump Studio Limited, whose director and sole shareholder is our Chief Executive Officer, Mr. Lau Chi Fung, has been a supplier of television, web banner and outdoor advertising services. The total transaction value was HK$ nil (US$ nil), HK$17,500 and HK$ nil for the years ended March 31, 2025, 2024 and 2023, respectively.

Since 2017 through the present, Pump Studio Limited, whose director and sole shareholder is our Chief Executive Officer, Mr. Lau Chi Fung, has been a customer of CTRL Media in providing advertising services (mainly outdoor). The total transaction value was HK$157,850 (US$ 20,289), HK$165,000 and HK$643,450 for the years ended March 31, 2025, 2024 and 2023, respectively.

Since 2017 through the present, Pump Studio Limited, whose director and sole shareholder is our Chief Executive Officer, Mr. Lau Chi Fung, has been a customer of CTRL Media in providing other services (mainly outdoor). The total transaction value was HK$ nil (US$ nil), HK$190,000 and HK$ nil for the years ended March 31, 2025, 2024 and 2023, respectively.

Since 2017 through the present, Pump Studio Limited, whose sole director and shareholder is our Chief Executive Officer, Mr. Lau Chi Fung, has been a consultant of CTRL Media in providing consulting services. The total transaction value was HK$ nil (US$ nil), HK$ nil and HK$196,000 for the years ended March 31, 2025, 2024 and 2023, respectively.

Since 2017 through the present, Pump Studio Limited, whose sole director and shareholder is our Chief Executive Officer, Mr. Lau Chi Fung, has been a supplier of CTRL Media Limited in providing other services. The total transaction value was HK$18,467 (US$ 2,374) and HK$ nil and HK$ nil for the years ended March 31, 2025, 2024 and 2023, respectively.

Since 2019 through the present, Ms. Leung Shuk Hing, who is the spouse of our Chief Executive Officer, Mr. Lau Chi Fung, has been an employee of CTRL Media. The total transaction value was HK$ nil (US$ nil), HK$ nil and HK$345,000 for the years ended March 31, 2025, 2024 and 2023, respectively.

Mr. Shum Tsz Chung, the Company’s majority stockholder, has provided personal guarantees for bank loans of the Company. For details, please refer to Note 9.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are currently not party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

On March 18, 2022, the board of directors of our Hong Kong subsidiary, CTRL Media, approved and declared a dividend in the aggregate amount of HK$8,534,284 to its shareholders. The dividend per share was HK$426.7. On May 2, 2023, the CTRL Group declared a dividend of HK$300 (US$38.33) per share, or an aggregate of HK$3,000,000 (US$383,341), to its shareholders of record as of March 31, 2023, and the dividend was settled on May 16 2023. As of March 31, 2025 and 2024, the outstanding dividends payable are HK$ nil (US$ nil) and HK$ nil, respectively.

We currently intend to retain all of their respective remaining funds and future earnings, if any, for the operations and expansion of the business of our Operating Subsidiaries, and do not anticipate declaring or paying any further dividends in the foreseeable future.

Generally, and under BVI law, the board of directors may only authorize the payment of a dividend or another distribution if the directors are satisfied on reasonable grounds that, immediately after the dividend or other distribution is paid, the value of the company’s assets will exceed its liabilities, and the company will be able to pay its debts as they fall due. The resolution of directors authorizing the payment of the dividend or other distribution must contain a statement that, in the directors’ reasonable opinion, the company will satisfy these two tests immediately after the payment of the dividend or other distribution. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Capital since January 22, 2025 under the symbol “MCTR.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of our memorandum and articles. For more complete information you should read our memorandum and articles of association, each listed as an exhibit to this Annual Report.

Description of Ordinary Shares

General

All of our issued shares are fully paid and are issued in registered form. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Under the BCA, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the Company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the BVI courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the Company to pay all costs of the application and any damages the applicant may have sustained.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors (if any), subject to the BCA and our memorandum and articles of association.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the memorandum and articles of association At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.

Liquidation

As permitted by the BCA and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BCA by resolution of directors and resolution of shareholders if our assets exceed our liabilities and we are able to pay our debts as they fall due. We may also be wound up in circumstances where we are insolvent in accordance with the terms of the BVI Insolvency Act, 2003 (as amended).

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the number of shares held by them.

General Meetings of Shareholders

Under our memorandum and articles of association, a copy of the notice of any meeting of shareholders shall be given not less than 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the record date set by the directors when the meeting is called. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the shares entitled to vote on the matters to be considered at the meeting have agreed to short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the members present shall choose a shareholder to act to chair the meeting of the shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in present of by proxy shall preside as chairman, failing which the oldest individual member or member representative shall take the chair.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Inspection of Books and Records

Under the BCA, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association M&A (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A member of the company is also entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Indemnification of Officers and Directors

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this Annual Report.

In connection with the IPO, on January 23, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with R.F. Lafferty & Co., Inc., as the representative of the several underwriters listed on Schedule 1 of the agreement (the “Representatives”) relating to the Company’s IPO of 2,000,000 Ordinary Shares, attached as Exhibit 1.1 to the Company’s Form 6-K filed on January 22, 2025 and incorporated herein by reference.

D. Exchange Controls

There are no foreign exchange controls or foreign exchange restrictions applicable to the Company under the laws of the BVI.

E. Taxation

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Hong Kong Taxation

The taxation of income and capital gains of holders of ordinary shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice and is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. Accordingly, each prospective investor should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares).

Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax.

As from year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Tax on Dividends

Under Hong Kong tax laws, our Hong Kong Operating Subsidiaries are exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong Operating Subsidiaries to us are not subject to any withholding tax in Hong Kong. See “Dividend Policy” for further details on our dividend policy.

British Virgin Islands Taxation

Under BVI law as currently in effect, there is no tax applicable to a holder of Ordinary Shares who is not a resident of the BVI on dividends paid with respect to the Ordinary Shares and none of the holders of Ordinary Shares are liable to the BVI for income tax on gains realized during that year on sale or disposal of such shares. The BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BCA.

There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated or re-registered under the BCA or persons not resident in the BVI. In addition, shares of companies incorporated or re-registered under the BCA are not subject to transfer taxes, stamp duties or similar charges.

Except to the extent that we have any interest in real property in the BVI, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI.

There is no income tax treaty currently in effect between the United States and the BVI or between Hong Kong and the BVI.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAXADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAXCONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE MKT. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in the IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on the market price of our ordinary shares and the composition of our income and assets, including goodwill, although not clear, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future.  This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, (i) U.S. Holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain; and (ii) distributions paid by us to our U.S. Holders could also be subject to an interest charge. In addition, we would not provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal taxable income.

If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the Ordinary Shares are regularly traded on the Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

Shareholders and prospective shareholders are urged to consult their tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at www.ctrl-media.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Foreign Exchange Risk

The Company’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Inflation

The Company does not consider inflation a risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of March 31, 2025.

The term “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by a company in reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on that evaluation, our CEO and interim CFO concluded that our disclosure controls and procedures were not effective as of March 31, 2025, due to a material weakness in our internal control over financial reporting. Specifically, we currently lack sufficient accounting personnel with the appropriate level of knowledge, experience and training in GAAP and SEC reporting requirements.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with US GAAP. Our accounting policies and internal controls over financial reporting, established and maintained by management, are under the general oversight of the Board’s audit committee.

Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed our internal control over financial reporting as of March 31, 2025.The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management’s assessment using the COSO criteria, our CEO and CFO concluded that our internal control over financial reporting as of March 31, 2025 was ineffective.  We have taken, and are taking, certain actions to remediate the material weakness related to our lack of US GAAP and SEC reporting experience. We engaged a consultant with US GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with US GAAP.

The Company continues to make efforts to implementing our existing and newly adopted procedures to improve our disclosure controls and internal controls over financing reporting.

C. Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

D. Changes in Internal Controls over Financial Reporting

Other than discussed above, there has been no change to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of three members, Chan Ka Man, Ip Ka Hang and Lai Ho Yin. Our board of directors has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that audit committee financial expert is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets NASDAQ’s financial sophistication requirements due to her current and past experience in various companies in which she was responsible for, amongst others, the financial oversight responsibilities.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered and billed by Kreit & Chiu CPAs LLP, our principal external auditors for the periods indicated.

	Year Ended March 31,
	2025	2024
Audit Fees*	$160,000	$200,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We were incorporated in the BVI and our corporate governance practices are governed by applicable BVI and our memorandum and articles of association. In addition, because our Ordinary Shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We do not have any immediate plans to rely on home country practice with respect to our corporate governance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. Insider trading policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policies is attached as an exhibit to this Annual Report.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this Annual Report.

ITEM 16K. Cybersecurity

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risks from cybersecurity threats, and plan to integrate these processes into our overall risk management systems and processes.

We also implemented a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service providers, including conducting cybersecurity assessments and tracking the capabilities and qualifications of third-party security service providers through assessment process. vulnerabilities.

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks.

To address the increasing risks of cyber-attacks, we implemented a robust and scalable cybersecurity strategy to protect our infrastructure, customer data, and reputation, while leveraging third-party cloud services. We utilize advanced security features provided by our cloud partners, including encryption, intrusion detection, and continuous monitoring, to safeguard sensitive information and prevent unauthorized access. Our cybersecurity team enforces strict access controls, such as multi-factor authentication (MFA) and role-based permissions, while conducting regular vulnerability scans, penetration testing, and audits to identify and remediate potential weaknesses. Comprehensive employee training programs promote awareness of phishing and other threats, reducing human error risks. We maintain a well-defined incident response plan to swiftly contain, investigate, and resolve any security incidents, ensuring minimal disruption to our platform and services. By aligning with our cloud providers’ compliance standards we meet regulatory requirements and protect customer trust.

We assess the impact of cybersecurity threats on our business, including our strategic direction, operational performance, and financial stability, using insights from any past cybersecurity incidents in the shipping industry of which we are aware.

We have implemented risk-based processes for assessing, identifying, and managing material risks from cybersecurity threats. These processes include access controls to organizational systems, data encryption, and cybersecurity training and security awareness campaigns, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency, such as conducting due diligence assessments to evaluate their cybersecurity measures, data protection practices, and compliance with relevant regulatory requirements.

As we do not have a dedicated board committee solely focused on cybersecurity, our board of directors has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with our board of directors. We consult with outside counsel as appropriate, including on materiality analysis and disclosure matters, and in the event of an incident our board of directors will make the final materiality determinations and disclosure and other compliance decisions. Our external IT provider maintains a dedicated cybersecurity auditing team that independently tests our cybersecurity controls.

Overall, our approach to cybersecurity risk management includes the following key elements:

●	Open-Source Software Approval Process: All OSS intended for use in our products or platform must be reviewed and approved by a designated compliance team. This process includes evaluating the OSS license to ensure compatibility with our business model and existing obligations, documenting the software’s purpose, and verifying that it does not impose restrictive requirements, such as mandatory source code disclosure.

●	License Compliance Tracking: We maintain a centralized inventory of all OSS components used in our systems, including their versions, licenses, and associated obligations. Developers are required to log each OSS component in a software bill of materials (SBOM) and ensure that license terms, such as attribution notices or copyleft provisions, are adhered to in our codebase and distributions.

●	Code Review and Scanning Policy: All code, including OSS, must undergo automated scanning using tools to detect unlicensed or non-compliant OSS components before integration. Regular code reviews ensure that OSS is used in accordance with its license terms and that any modifications or derivative works comply with applicable requirements.

●	Developer Training and Guidelines: Employees and contractors receive mandatory training on OSS licensing and compliance. Clear guidelines prohibit the use of high-risk licenses without explicit approval and outline procedures for incorporating OSS, such as including proper license notices in our products and ensuring no proprietary code is inadvertently mixed with copyleft-licensed OSS.

●	Third-Party Contribution Policy: Developers are prohibited from contributing to external OSS projects on behalf of the company without prior approval. Any contributions must align with our licensing policies, and we ensure that contributions do not inadvertently incorporate our proprietary code into OSS projects under incompatible licenses.

These policies help ensure that our use of open-source software is compliant, minimizing legal and operational risks while maintaining the integrity of our platform and products.

Our business strategy, operating results and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents.

As of the date of this Annual Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our cybersecurity officer.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
4.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Form F-1/A Registration Statement filed by the registrant on November 4, 2024 (registration no. 333-277979)
8.1*	List of Subsidiaries
10.1	Underwriting Agreement between CTRL Group Limited and R. F. Lafferty & Co., Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 6-K filed by the registrant on January 22, 2025
10.2	Employment Agreement dated February 1, 2023, between CTRL Group Limited and Lau Chi Fung (incorporated by reference to Exhibit 10.1 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
10.3	Employment Agreement between CTRL Group Limited and Mok Ka Wah (incorporated by reference to Exhibit 10.2 to the Form F-1/A Registration Statement filed by the registrant on November 4, 2024 (registration no. 333-277979)
10.4	Employment Agreement between CTRL Group Limited and Yang Juan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the registrant on July 31, 2025)
10.5	Form of Cosplayer Agreement (incorporated by reference to Exhibit 10.3 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
10.6	Form of Exclusive Cooperation Agreement (incorporated by reference to Exhibit 10.4 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
10.7	Marketing Outsourcing Cooperation Framework Agreement between CTRL Media Limited and Efun Company Limited (incorporated by reference to Exhibit 10.5 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
10.8	Rent Sharing Agreement dated July 15, 2023 between Efun Company Limited and Ctrl Media Limited (incorporated by reference to Exhibit 10.6 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
10.9*	Rent Sharing Agreement dated July 15, 2025 between CTRL Media Limited and Efun Company Limited
10.10	Non-Revolving Term Loan Facility Agreement dated March 7, 2023 between Ctrl Media Limited and The Bank of East Asia (incorporated by reference to Exhibit 10.7 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
10.11*	Game Development Agreement dated March 7, 2025 between CTRL Games Limited and Esport Games Limited
10.12*	Form of Cooperative Investment Agreement dated February 14, 2025, between CTRL Solutions Limited and CR Entertainment and Production Limited
10.13*	Exhibition Events Joint Investment Agreement dated February 14, 2025 between CTRL Solutions Limited and CR Entertainment and Production Limited
10.14*	Amendment #1 to Employment Agreement between CTRL Group Limited and Lau Chi Fung dated August 12, 2025
11.1*	Insider Trading Policy
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Form F-1/A Registration Statement filed by the registrant on November 4, 2024 (registration no. 333-277979)
97.1*	Compensation Recovery Policy
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorize the undersigned to sign this annual report on its behalf.

Date: August 14, 2025	CTRL GROUP LIMITED

	By:	/s/ Lau Chi Fung
	Name:	Lau Chi Fung
	Title:	Chief Executive Officer

CTRL GROUP LIMITED AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

CTRL Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CTRL Group Limited and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of Operations changes in shareholders’ equity, and cash flows for each of the years in the period ended March 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the year in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant losses from operations of approximately HKD 26.8 million for the year end March 31, 2025 and has accumulated deficit of HKD 24.2 million. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kreit & Chiu CPA LLP

We have served as the Company’s auditor since 2022.

Los Angeles, California

August 14, 2025

PCAOB Firm ID: 6651

Ctrl Group Limited and Subsidiaries
Consolidated Balance Sheets
As of March 31, 2025 and 2024

	At March 31,
	2024	2025	2025
	HK$	HK$	US$
Assets
Current assets
Cash and Cash Equivalents	4,368,915	23,878,899	3,069,307
Accounts receivable	5,880,737	2,556,293	328,577
Amounts due from a related party	293,000	244,200	31,389
Deposits, prepayments and other receivables	4,679,238	5,771,582	741,858
Income tax recoverable	233,104	630,920	81,096
Total current assets	15,454,994	33,081,894	4,252,227
Non-current assets
Property and Equipment	268,396	192,545	24,749
Prepayment	—	8,190,000	1,052,713
Right-of-use assets	522,011	134,352	17,269
Total non-current assets	790,407	8,516,897	1,094,731
Total assets	16,245,401	41,598,791	5,346,958
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	1,779,240	1,287,054	165,433
Amounts due to related parties	1,876,577	54,075	6,951
Amount due to a shareholder	3	1,409,403	181,160
Operating lease liabilities	421,002	134,352	17,269
Accruals and other payables	314,213	877,685	112,814
Bank borrowing	861,449	913,024	117,357
Total current liabilities	5,252,484	4,675,593	600,984
Non-current liabilities
Operating lease liabilities	101,009	—	—
Bank borrowing	8,138,551	7,217,849	927,756
Deferred tax liabilities	32,762	23,684	3,044
Total liabilities	13,524,806	11,917,126	1,531,784
Shareholders’ equity
Ordinary shares, authorized to issue an unlimited number of ordinary shares of no par value, 13,000,000 issued and 15,300,000 outstanding as of March 31, 2024 and 2025, respectively	77,500	77,500	9,962
Additional Paid-in Capital	19,997	53,833,769	6,919,597
Accumulated other comprehensive income/loss	4,293	(11,983)	(1,540)
Retained earnings	2,618,805	(24,217,621)	(3,112,845)
Total shareholders’ equity	2,720,595	29,681,665	3,815,174
Total liabilities and shareholders’ equity	16,245,401	41,598,791	5,346,958

The accompanying notes are an integral part of these consolidated financial statements.

Ctrl Group Limited and Subsidiaries
Consolidated Statements of Operations
For the Years Ended March 31, 2025 and 2024

	For the years ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Revenue	40,654,896	30,472,131	3,916,777
Cost of services	(31,491,368)	(23,885,710)	(3,070,182)
Gross Profit	9,163,528	6,586,421	846,595
Operating Expenses
General and Administrative expense	(6,180,703)	(22,351,548)	(2,872,988)
Impairment loss of prepayment	—	(10,593,902)	(1,361,702)
Income from operation	2,982,825	(26,359,029)	(3,388,095)
Other income (expenses)
Other income, net	36,065	17,779	2,285
Other gain (loss)	(100,288)	53,200	6,838
Interest expense	(319,692)	(294,642)	(37,872)
Total other income (expenses), net	(383,915)	(223,663)	(28,749)
Profit before tax	2,598,910	(26,582,692)	(3,416,844)
Income tax	(699,250)	(253,734)	(32,614)
Net income (loss)	1,899,660	(26,836,426)	(3,449,458)
Accumulated other comprehensive income/loss	4,293	(16,276)	(2,092)
Total comprehensive income	1,903,952	(26,852,702)	(3,451,550)

Weighted average shares outstanding – basic and diluted	13,000,000	13,429,863	13,429,863

Earnings (Loss) per share – basic and diluted	0.15	(2.00)	(0.26)

The accompanying notes are an integral part of these consolidated financial statements.

Ctrl Group Limited and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended March 31, 2025 and 2024

	Number of Shares	Amount	Additional Paid-in Capital	Accumulated other comprehensive income/loss	Retained Earnings	Total
		HK$	HK$	HK$	HK$	HK$
Balance at March 31, 2023	13,000,000	77,500	19,997	—	3,719,145	3,816,642
Net income	—	—	—	—	1,899,660	1,899,660
Dividend	—	—	—	—	(3,000,000)	(3,000,000)
Translation reserve	—	—	—	4,293	—	4,293
Balance at March 31, 2024	13,000,000	77,500	19,997	4,293	2,618,805	2,720,595

Proceeds from the IPO	2,300,000	—	71,462,841	—	—	71,462,841
Deferred IPO cost	—	—	(17,649,069)	—	—	(17,649,069)
Net Loss	—	—	—	—	(26,836,426)	(26,836,426)
Accumulated other comprehensive income/loss	—	—	—	(16,276)	—	(16,276)
Balance at March 31, 2025	15,300,000	77,500	53,833,769	(11,983)	(24,217,621)	29,681,665

		US$	US$	US$	US$	US$
Balance at March 31, 2025	15,300,000	9,962	6,919,597	(1,540)	(3,112,845)	3,815,174

The accompanying notes are an integral part of these consolidated financial statements.

Ctrl Group Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2025 and 2024

	For the years ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Cash flows from operating activities:
Net income (loss)	1,899,660	(26,836,426)	(3,449,458)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	70,017	75,851	9,751
Deferred income tax	(6,589)	(9,078)	(1,167)
Bad Debt Expenses	49,161	449,763	57,811
Impairment loss on trade receivables	151,287	178,751	22,976
Impairment loss on prepayment	—	10,593,902	1,361,702
Operating cash flows before movements in working capital	2,163,536	(15,547,237)	(1,998,385)
Accounts receivable	(842,122)	2,695,930	346,525
Deposits, prepayments and other receivables	(1,182,180)	(19,876,246)	(2,554,820)
Amounts due from (to) related parties	1,640,964	(1,773,702)	(227,985)
Amounts due from directors	(279,000)	—	—
Accounts payable	758,477	(492,186)	(63,264)
Accruals and other payables	(637,583)	563,472	72,427
Contract liabilities	(26,995)	—	—
Income tax payable	318,513	(397,816)	(51,134)
Net cash provided by (used in) operating activities	1,913,610	(34,827,785)	(4,476,636)
Cash flows from financing activities:
Advance from a director of the Company	—	—	—
Advance from (repayment to) a shareholder of the Company	(3,123,250)	1,409,400	181,159
Deferred IPO costs	—	(17,649,069)	(2,268,547)
Proceeds from initial public offering	—	71,462,841	9,185,573
Repayment of Bank borrowings	—	(869,127)	(111,714)
New bank borrowings raised	—	—	—
Dividend paid	(3,000,000)	—	—
Net cash (used in) provided by financing activities	(6,123,250)	54,354,045	6,986,471
Translation difference	4,293	(16,276)	(2,092)
Net (decrease) increase in cash	(4,209,640)	19,526,260	2,509,835
Cash, beginning of year	8,574,262	4,368,915	561,564
Cash, end of year	4,368,915	23,878,899	3,069,307

Supplemental information
Cash paid for interest, net	293,943	276,675	35,563
Cash paid for income tax	387,326	660,628	84,915

The accompanying notes are an integral part of these consolidated financial statements.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

CTRL Group is a limited liability company established under the laws of the British Virgin Islands on May 13, 2022. Its registered office is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and its principal place of business is situated at Unit F, 12/F, Kaiser Estate Phase 1, 41 Man Yue Street, Hunghom, Kowloon, Hong Kong. Ctrl Group is a holding company with no business operation and its principal operating subsidiary is Ctrl Media Limited (“Ctrl Media”) which is principally engaged in one-stop game advertising.

As of March 31, 2025, the Company had the following wholly-owned subsidiaries:

Name	Place and date of incorporation	Ownership	Principal activity
Ctrl Media Limited	Hong Kong June 6, 2014	100%	Principally engaged in one-stop game advertising
Ctrl Games Limited	Hong Kong December 16, 2024	100%	Principally engaged in game publishing
Ctrl Solutions Limited	Hong Kong December 16, 2024	100%	Principally engaged in advertising consulting

Reorganization

On January 6, 2023, Ctrl Group acquired 20,000 shares of the Ctrl Media from Mr. Shum Tsz Cheung, Mr. Lam Kai Kwan and Mr. Siu Chun Pong for the reorganization. After the reorganization, Ctrl Media became a directly wholly owned subsidiary of Ctrl Group.

Pursuant to the reorganization detailed above, Ctrl Group became the holding company of the Ctrl Media on January 6, 2023.

Ctrl Group and Ctrl Media resulting from the reorganization has always been under the common control of the same controlling shareholders before and after the reorganization. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Initial Public Offering (“IPO”)

On January 23, 2025, the Company closed its IPO of 2,000,000 ordinary shares, no par value per share (the “Ordinary Shares”). The Ordinary Shares were priced at US$4.00 per share, and the offering was conducted on a firm commitment. Subsequently, on January 25, 2025, the underwriter exercised its over-allotment option to purchase an additional 300,000  ordinary shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on January 27, 2025. The IPO and the exercise of the over-allotment option with gross proceeds totaling US$9,200,000, before deducting underwriting discounts and offering expenses.

The Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “MCTR” on January 22, 2025.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Business Description (cont.)

Reorganization (cont.)

On January 24, 2025, R.F. Lafferty & Co., Inc., as the representative of the underwriters for the IPO, exercised its over-allotment option to purchase an additional 300,000 ordinary shares of the Company at the public offering price of $4.00 per share. The closing for the sale of the over-allotment shares took place on January 27, 2025.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries and all intercompany transactions and balances have been eliminated upon consolidation.

Going concern

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. The Company has incurred significant losses from operations of approximately HK$ 26.8 million for the year end March 31, 2025 and has accumulated deficit of HK$ 24.2 million. These factors raise substantial doubt about the Company's ability to continue as a going concern.

On January 27, 2025, the Company completed the IPO and the exercise of the over-allotment option with gross proceeds totaling US$9,200,000 of 2,300,000 Ordinary Shares on Nasdaq Capital Market, at a public offering price of US$4.00 per share, and give rise to total gross proceeds of US$9.2 million.

The Company plans to increase its revenue by strengthen communication and coordination with game companies to accelerate the development speed of games and gaming platforms, explore new advertising sources, and reduce unnecessary cost expenditures. If deemed necessary, management could also seek to raise additional funds by way of admitting strategic investors, or private or public offerings, or by seeking to obtain loans from banks or others, to support the Company’s daily operation. While management of the Company believes in the viability of its strategy to generate sufficient revenues and its ability to raise additional funds on reasonable terms and conditions, there can be no assurances to that effect.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, the allowance for credit losses, useful lives of property and equipment, deferred income taxes, the realization of deferred tax assets, revenue recognition and other provisions and contingencies. Actual results could differ from those estimates.

Foreign Currency Translation

The Company uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands and its subsidiaries in Hong Kong is HK$. The functional currency is the currency of the primary economic environment in which an entity operates as stated by ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Foreign Currency Translation (cont.)

Translations of amounts in the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HK$ into US$ for the year ended March 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7799, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 820 defined fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	—	Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2	—	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly in the market place.

Level 3	—	Unobservable inputs that are supported by little or no market.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, amounts due from/(to) related parties, amount due to a director, deposits and other receivables, accounts payable, amount due to a shareholder, accruals and other payables, operating lease liabilities and bank borrowings are approximate the fair value of the respective assets and liabilities as of March 31, 2025 and 2024 owing to their short-term nature or present value of the assets and liabilities.

Cash and Cash Equivalents

Cash comprise cash at banks and on hand which includes deposits with original maturities of three months or less with commercial banks in Hong Kong. As of March 31, 2025 and 2024, the Company did not have any cash equivalents. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected up to HK$500,000 per account holder in each bank which is a member of the Hong Kong Deposit Protection Scheme.

Accounts Receivable

Accounts receivable mainly represent amounts due from clients for advertising services which are recorded net of allowance for credit losses. The Company grants general credit term of 30 days to its customers in the normal course of business. The management considers various factors such as historical collection record, customer’s current creditworthiness, customer’s concentration, the age of the accounts receivable balance both individually and aggregately and general economic conditions to determine the collectability of the accounts receivable balances.

On April 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. Results for reporting periods beginning April 1, 2024 are presented under ASC 326.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Accounts Receivable (cont.)

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. During the years ended March 31, 2025, the Company recorded HK$330,037 (US$42,421) adjustments for credit losses on the consolidated financial statement related to accounts receivable. As of March 31, 2025, the reserve for credit losses was HK$330,037 (US$42,421).

Deposits, prepayments and other receivables

Deposits represent deposit paid to service providers such as utilities and office rental. Prepayments represent (i) advance payments made to the service providers for the advertising services and the vendors for certain prepaid services such as insurance; (ii) deferred IPO costs of direct expenses paid to attorneys, consultants, underwriters, and other parties related to the Company’s IPO; (iii) prepayment for exhibitions; and (iv) prepayment for development games/platform. The balance of deferred IPO costs was offset with the proceeds received at the closing of IPO during the years ended March 31, 2025. As of March 31, 2025, the management impaired prepayments for the exhibition costs was HK$10,593,902 (US$1,361,702). Deposits, prepayments and other receivables are unsecured and are reviewed periodically to determine whether their carrying value have become impaired.

Lease

On January 1, 2019, the Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB, using the modified retrospective transition method and elected the transition option to use an effective date of January 1, 2019 as the date of initial application. The adoption of Topic 842 resulted in the presentation of right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. See Note 7 for additional information.

The lease standard provides practical expedients for an entity ongoing accounting. The Company elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management and utilities. It separates the non-lease components from the lease components to which they relate.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Lease (cont.)

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The ROU assets also any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Office equipment	4 years
Leasehold improvements	4 years
Motor vehicles	5 years

Expenditures for maintenance and repairs are expensed as incurred. Expenditures for major renewals and improvements which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income in other income, net.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2025 and 2024.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Revenue Recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all years presented.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company enters into contracts with customers that include promises to transfer various services, which are generally capable of being distinct and accounted for as separate performance obligations. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate. Revenue is recognized when the promised services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation.

The Company is engaging in the one-stop advertising services to customers in Hong Kong. The Company’s principal revenue stream includes:

(a)	Online advertising

For revenue generated through the online placement of advertisements, the Company’s performance obligation is fulfilled at the point in time when the advertisement content is broadcasted in the digital media and the marketing publication is publicly released, or the transfer of the broadcasting right to the customer is made.

In the event the contract with the customer further entitles the Company to a one-off licensing fee for granting the customer the intellectual property right attached to the advertising contents and materials, the Company concluded that such licensing fee is integral to but not distinct or separated from the overall advertising solution package.

The entire transaction price of the advertising contract, inclusive of the online advertising fee and the licensing fee, is attributed as a single performance obligation and revenue is recognized at the point in time when the Company’s contractual obligation is completed that is the broadcast of the advertisement content and transfer of the intellectual property right are simultaneously fulfilled.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Revenue Recognition (cont.)

(b)	Offline advertising and web banner marketing

For revenue generated through the offline and web banner placement, the Company performed its services over a specific tenure set out in the advertising contract. The performance obligation is fulfilled over this pre-determined period when the agreed-upon action is completed or when the advertisement is displayed in the relevant medium to the public or target audience.

The Company recognizes the revenue over the pre-determined contract period, generally the advertising period, during which its services are rendered to the advertiser and satisfied the relevant performance obligation. The Company enters a distinct contract with its customers. The Company concluded that each of the respective services (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the nature of services provided for each successive period are substantially similar and result in the transfer of substantially the same benefit to the customers. Therefore, we concluded that the periodic services fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.

(c)	Provisioning of strategic planning services

Revenue generated from providing strategic planning services is recognized over time as the Company successively fulfils its performance obligation over the contractual service period and the advertiser simultaneously receives and consumes the benefits provided by the Company’s service performance.

The Company concluded that each of the respective services (1) is distinct and (2) meets the criteria for recognizing revenue over contractual service period. In addition, the nature of services provided for each successive period are substantially similar and result in the transfer of substantially the same benefit to the customers. That is, the benefit consumed by the clients is substantially similar for each month, even though the exact volume of services may vary. Therefore, we concluded that the periodic services fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.

(d)	Other services

Other services rendered by the Company to its clients include provision of (i) administrative services; and (ii) strategic planning on a profit-sharing fee basis.

The Company’s administrative services generally, including delivery costs and prop making, are typically rendered on a per-task basis, for which the Company enters into an individual contract with the client for the performance of a specific service with a corresponding distinct performance obligation. For these services, the Company will charge a service fee which is normally determined as a particular mark-up percentage of the budgeted cost of the services. Revenue from the provision of administrative services is recognized at a point in time when the service delivery was made and the performance obligation is fulfilled.

The Company’s profit-sharing with strategic planning services is governed by a relevant framework agreement incepted with the client, according to which the Company is entitled to a profit-sharing determined as a specific percentage of the advertiser’s net profit derived during the pre-determined contractual period from the underlying mobiles games. Revenue generated from the provision of these services is recognized at a point in time when the advertiser ascertains the underlying mobile games’ net profit and confirmed our entitled profit-sharing amount.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Revenue Recognition (cont.)

(d)	Other services (cont.)

The following table presents disaggregated information of revenues by major service lines for the years ended March 31, 2025 and 2024, respectively:

	For the years ended March 31
	2024	2025	2025
	HK$	HK$	US$
Online advertising	14,609,390	10,728,665	1,379,024
Offline advertising and web banner	22,595,715	17,966,617	2,309,363
Provisioning of strategic planning services	661,731	369,124	47,446
Other services	2,788,060	1,407,725	180,944
	40,654,896	30,472,131	3,916,777

Revenue disaggregated by timing of revenue recognition for the years ended March 31, 2025 and 2024 is disclosed in the table below:

	For the years ended March 31
	2024	2025	2025
	HK$	HK$	US$
Point in time	17,078,624	12,136,390	1,559,968
Over time	23,576,272	18,335,741	2,356,809
	40,654,896	30,472,131	3,916,777

The Company also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. As of March 31, 2025 and 2024, all contracts of the Company were with an original expected duration within one year.

Contract Assets

The Company’s contract assets represent revenue rendered in executing contract performances with related benefits transferred to the customer that is not yet unconditional under the contractual terms of service. The amount will be recognized as accounts receivable when all conditional precedent has been fulfilled.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Contract Liabilities

The Company’s contract liabilities include payments received in advance of performance under offline advertising and web banner marketing service contracts which will be recognized as revenue as the Company executed the advertising services with customers under the contract.

Contract Liabilities are recognized when the customers pay consideration before the Company recognizes the related revenue. Contract Liabilities would also be recognized if the Company has an unconditional right to receive consideration before the Company recognizes the related revenue. In such cases, a corresponding receivable would also be recognized.

Other Income, net

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government. As confirmed by the directors, the Company has (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to its employees. There was no unfulfilled conditions nor other contingencies attached to the ESS funding. Government subsidies received and recognized as other income totaled HK$ nil (US$ nil), HK$ nil and HK$499,002 for the years ended March 31, 2025 and 2024, respectively.

Cost of Services

The Company’s cost of services is primarily comprised of the subcontract costs of online advertising, offline advertising cost, consultation fee, staff costs and other direct costs associated with providing other services, including delivery costs, discount and production costs. These costs are expenses as incurred.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Income Taxes (cont.)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax in the year incurred.

Segment reporting

The Company operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Company’s chief operating decision maker (“CODM”) is the Chairman and directors. The Company’s CODM reviews the consolidated results when making decision as a whole. The Company generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Company’s long-lived assets are located in Hong Kong.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of March 31, 2025 and 2024, there were no dilutive shares.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Significant Risks

Currency Risk

The Company’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

As of March 31, 2025 and 2024, the Company’s deposits its cash with banks located in Hong Kong and Taiwan. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HK$500,000 to each depositor if the bank which hold eligible deposits fails. In Taiwan, Deposit Insurance provided by the Central Deposit Insurance Corporation are in place which protects eligible deposits held with financial institutions in Taiwan. Central Deposit Insurance Corporation will compensate up to a limit of NT$3 million to each depositor if the financial institution which hold eligible deposits fails. The Company believes that no significant credit risk exists and has not incurred any losses related to such deposits as of March 31, 2025 and 2024.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the directors.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Significant Risks (cont.)

Concentration and Credit Risk (cont.)

For the years ended March 31, 2025 and 2024, all of the Company’s assets and liabilities were primarily located in Hong Kong and all of the Company’s revenue and cost of services were derived from its subsidiary located in Hong Kong. The Company does not allocate its assets located and expenses incurred outside Hong Kong to its Taiwan branch because these assets and activities are managed at a corporate level. The Company has a concentration of its revenue and accounts receivable with specific customers and cost of sales and accounts payable with specific suppliers.

For the year ended March 31, 2025, one customer accounted for 10.6% of the Company’s total revenue. For the year ended March 31, 2024, one customer accounted for 16.7% of the Company’s total revenue.

As of March 31, 2025, three customers’ accounts receivable accounted for 13.8% and 10.3% a of the total accounts receivable, respectively. As of March 31, 2024, two customers’ accounts receivable accounted for 36.2% and 13.2% of the total accounts receivable, respectively.

For the year ended March 31, 2025, no vendor accounted for over 10% of the Company’s total purchase. For the year ended March 31, 2024, one supplier accounted for approximately 14.3% of the Company’s total cost of service.

As of March 31, 2025, two suppliers’ accounts payable accounted for 26.1% and 22.6% of the total accounts payable, respectively. As of March 31, 2024, two suppliers’ accounts payable accounted for 45.7% and 10.1% of the total accounts payable, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Recently Issued Accounting Standards, not yet Adopted by the Company

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expense categories that are regularly provided to the chief operating decision maker and included in each reported measure of a segment’s profit or loss. The update also requires all annual disclosures about a reportable segment’s profit or loss and assets to be provided in interim periods and for entities with a single reportable segment to provide all the disclosures required by ASC 280, Segment Reporting, including the significant segment expense disclosures. This standard will be effective for the Company on April 1, 2024 and interim periods beginning in fiscal year 2025, with early adoption permitted. The updates required by this standard should be applied retrospectively to all periods presented in the financial statements. The adoption of ASU 2023-07 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and statements of cash flows.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

3. Accounts Receivable

Accounts receivable consisted of the following as of March 31:

	2024	2025	2025
	HK$	HK$	US$
Accounts receivable	6,081,185	2,886,330	370,998
Provision of credit losses	(151,287)	(330,037)	(42,421)
Bad debt expenses	(49,161)	—	—
Total Accounts receivable	5,880,737	2,556,293	328,577

4. Contract Assets and Liabilities

The Company’s contract assets typically represent advertising services, such as TV, web banner and other offline advertising, that the Company has performed and transferred to a customer while the contractual advertising period has not finished. When the pre-determined advertising period is completed, accounts receivable will be recognized with invoices issued.

Contract assets consisted of the following as of March 31:

	2024	2025	2025
	HK$	HK$	US$
Contract assets	—	—	—

The Company’s contract liabilities include payments received in advance of performance under offline advertising and web banner service contracts which will be recognized as revenue as the Company executed the one-stop advertising services with customers under the contract.

None of the contract liabilities is expected to be recognized as income after more than one year recognized as revenue, respectively.

Contract liabilities consisted of the following as of March 31:

	2024	2025	2025
	HK$	HK$	US$
Balance as of April 1, 2023 and 2024	26,995	—	—
Additions	—	—	—
Revenue recognized	(26,995)	—	—
Balance as of March 31, 2024 and 2025	—	—	—

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

5. Deposits, Prepayments and Other Receivables

Deposits, prepayments and other receivables consisted of the following as of March 31:

	2024	2025	2025
	HK$	HK$	US$
Rental deposits	15,000	45,960	5,908
Prepayments - current
– Deferred IPO Cost	4,546,890	—	—
– Prepayments for services	116,446	1,026,124	131,894
– Prepayments for exhibition cost (a)		15,292,500	1,965,642
Less: Impairment on the prepayment (a)	—	(10,593,902)	(1,361,702)
Prepayments – non current (b)	—	8,190,000	1,052,713
Other receivables	902	900	116
Deposits, Prepayments and Other Receivables, net	4,679,238	13,961,582	1,794,571

(a)	On February 14, 2025, Ctrl Solution entered into four cooperative investment agreements with an exhibition service provider. The total value of the four cooperative investment agreements is HKD 15,292,500. The exhibition partner will coordinate and organize four exhibitions during the year ending March 31, 2026. After the management reviewed the exhibition that already held and projected results of other exhibitions, the management impaired the prepayment of HK$10,593,902 (US$ 1,361,702), which represents 50% share of the Company of the net loss expected from these exhibitions as per the investment agreements.

(b)	On March 7, 2025, Ctrl Game entered into a game development agreement with a service provider to develop mobile games platform which amounted to US$2.1 million. As at the day of this annual report, CTRL Game settled HK$8,190,000 (US$1,052,713). As of March 31, 2025, no progress of the game development and the management classified as non-current prepayment.

6. Property and Equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following as of March 31:

	2024	2025	2025
	HK$	HK$	US$
Office equipment	14,488	14,488	1,862
Leasehold improvements	246,332	246,332	31,663
Motor Vehicles	350,082	350,082	44,998
Less: accumulated depreciation	(342,506)	(418,357)	(53,774)
Net book value	268,396	192,545	24,749

Depreciation expense of property and equipment totaled HK$75,851 (US$9,751) and HK$70,017 for the years ended March 31, 2025 and 2024, respectively.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

7. Leases

The Company leases office under non-cancelable operating lease agreement. Per the new lease standard ASC 842-10-55, this lease is treated as operating leases. Management determined the incremental borrowing rate was 5.9% for the lease that began in 2023 according to the Hong Kong bank best lending rate. This lease is on a fixed payment basis. None of the leases include contingent rentals.

Description of lease	Lease term
Office at Hung Hom, Hong Kong	3 years from July 16, 2020 to July 15, 2023
Office at Hung Hom, Hong Kong	2 years from July 16, 2023 to July 15, 2025

(a) Amounts recognized in the consolidated balance sheets:

	2024	2025	2025
	HK$	HK$	US$
Right-of-use assets	522,011	134,352	17,269

Operating lease liabilities – current	421,002	134,352	17,269
Operating lease liabilities – non-current	101,009	—	—
	522,011	134,352	17,269

Weighted average remaining lease term (in years)	1.3	0.3
Weighted average discount rate (%)	5.9	5.9

For the years ended March 31, 2025 and 2024, the Company incurred total operating lease expense of HK$408,000 (US$52,443) and HK$457,000, respectively.

(b) The following table sets forth the remaining contractual maturities of the Company:

	HK$	US$
For the year ended March 31,
2026 (remaining 4 months)	136,000	17,481
Total future lease payments	136,000	17,481
Less: imputed interest	(1,648)	(212)
Present value of lease liabilities	134,352	17,269

8. Accruals and other payables

Components of accruals and other payables are as follows as of March 31:

	2024	2025	2025
	HK$	HK$	US$
Accruals	311,396	877,685	112,814
Other payables	2,817	—	—
	314,213	877,685	112,814

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

9. Bank borrowing

Components of bank borrowing is as follows as of March 31:

	2024	2025	2025
	HK$	HK$	US$
The Bank of East Asia Limited (a)	9,000,000	8,130,873	1,045,113
Total	9,000,000	8,130,873	1,045,113
Less: bank borrowing – current	(861,449)	(913,024)	(117,357)
Bank borrowing – non-current	8,138,551	7,217,849	927,756

(a)	On March 16, 2023, Ctrl Media borrowed a non-revolving term loan of HK$9.0 million (US$1.1 million) as working capital for ten years at an annual interest rate of 3.4% which is 2.5% below the prime lending rate for Hong Kong under the loan agreement with The Bank of East Asia signed on March 7, 2023. According to the repayment schedule, the principal amount is repayable by 120 unequal monthly instalments and started to repay on March 16, 2023. All amounts (including any remaining balance of principal, accrued interest and any other sums) outstanding on March 16, 2033 shall be fully repaid on that day. The loan was secured by 1) personal guarantees of Mr. Shum Tsz Chung and 2) the SME Financing Guarantee Scheme operated by HKMC Insurance Limited.

Interest expenses pertaining to the above bank borrowings for the years ended March 31, 2025 and 2024 amounted to HK$294,462 (US$37,872) and HK$ 319,692, respectively. The weighted average annual interest rate for the years ended 31 March 31, 2025 and 2024 was 3.45% and 3.6%, respectively.

Maturities of the bank borrowings were as follows:

	2024	2025	2025
	HK$	HK$	US$
For the year ended March 31,
2025	1,173,480	—	—
2026	1,173,480	1,144,464	147,105
2027	1,173,480	1,144,464	147,105
2028	1,173,480	1,144,464	147,105
2029	1,173,480	1,144,464	147,105
More than five years	4,693,873	4,577,819	588,413
Total bank borrowing payments	10,561,273	9,155,675	1,176,833
Less: imputed interest	(1,561,273)	(1,024,802)	(131,720)
Total	9,000,000	8,130,873	1,045,113

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

10. Income Tax

(a)	Income Tax

British Virgin Islands

Under the current and applicable laws of BVI, the Company is not subject to tax on income or capital gains.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Hong Kong entities which are not qualified or selected under the two-tier tax rate are chargeable at the tax rate of 16.5% on any assessable profits.

Taiwan

In accordance with the relevant tax laws and regulations of Taiwan, a company registered in Taiwan is subject to a corporate income tax rate of 20%.

For the years ended March 31, 2025 and 2024, CTRL Media did not select the two-tier tax rate for income tax provision and a tax rate of 16.5% is applicable on all assessable profits.

The components of the income tax provision are as follows:

	For the year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Current income tax	705,839	262,812	33,781
Deferred income tax	(6,589)	(9,078)	(1,167)
	699,250	253,734	32,614

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

10. Income Tax (cont.)

Reconciliation between the provision for income tax computed by applying the Hong Kong Profits Tax rate of 16.5% to income before income tax and the actual provision of income tax is as follows:

	For the year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Profit before income tax	2,598,909	(26,582,692)	(3,416,844)
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income tax computed at Hong Kong Profits Tax rate	428,820	(4,386,145)	(563,779)

Reconciling items:
Tax effect of income that is not taxable	815,476	(3,999)	(514)
Tax effect of expenses that is not deductible	24,193	57,014	7,328
Tax effect of different tax rates in other jurisdiction	(495,059)	2,832,350	364,060
Over provision for pervious year	(71,241)	(138,766)	(17,836)
Tax concession	(3,000)	(3,000)	(386)
Valuation allowance	—	1,896,278	243,741
Others	61	2	—
Income tax	699,250	253,734	32,614

(b)	Deferred Tax Assets and Liabilities

The Company measures deferred tax liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax assets and liabilities are as follows:

	For the years ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Deferred tax assets
Impairment loss on accounts receivable		54,456	7,000
Impairment loss on prepayments		1,747,994	224,681
Net operation loss carrying forward	—	93,828	11,982
Total deferred tax assets, net	—	1,896,278	243,741
Less: valuation allowance	—	(1,896,278)	(243,741)
Deferred tax assets, net	—	—	—

	For the years ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Deferred tax liabilities
Depreciation of property and equipment	(32,762)	(23,684)	(3,044)

(c)	Uncertainty of Tax Position

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Company did not have any recognized potential tax benefits nor potential underpaid income tax from any interests and penalties and is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. The Company believes there are no uncertain tax positions as at March 31, 2025 and 2024, and did not expect its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Other income, net

Other income, net consisted of the following for the year ended March 31:

	2024	2025	2025
	HK$	HK$	US$
Bank interest income, net	31,864	17,966	2,309
Government grant	—	—	—
Others	4,201	(187)	(24)
	36,065	17,779	2,285

12. Other gain (loss)

Other gain (loss) consisted of the following for the year ended March 31:

	2024	2025	2025
	HK$	HK$	US$
Exchange gain and loss, net	(100,288)	53,200	6,838

13. Related Party Balance and Transactions

a.	Due from related party

The following is a list of related party which the Company has balance with:

(a)	Act Media Co. Limited, controlled by shareholder, Mr. Shum Tsz Cheung, of the Company.

(b)	Pump Studio Limited, controlled by CEO, Mr. Lau Chi Fung, of the Company.

As of March 31, 2025 and 2024, the balances of amounts due from a related party was as follows:

		2024	2025	2025
		HK$	HK$	US$
Act Media Co. Limited (a)	(1)	103,000	54,200	6,967
Pump Studio Limited (b)	(2)	190,000	190,000	24,422
		293,000	244,200	31,389

(1)	The balance represented the account receivable from Act Media Co. Limited which were advertising service that the Company provided. The amount was trade in nature, unsecured, interest-free and within general credit period.
(2)	The balance represented the account receivable from Pump Studio Limited which was other service that the Company provided. The amount was trade in nature, unsecured, interest-free and within general credit period.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

13. Related Party Balance and Transactions (cont.)

b.	Due to related parties, a director and a shareholder

The following is a list of related parties which the Company has balances with:

(a)	Mr. Shum Tsz Cheung, a shareholder of the Company.

(b)	Act Media Co. Limited, controlled by shareholder, Mr. Shum Tsz Cheung, of the Company.

(c)	I am Media Limited, controlled by shareholder, Mr. Shum Tsz Cheung, of the Company.

As of March 31, 2025 and 2024, the balances of amounts due to related parties were as follows:

		2024	2025	2025
		HK$	HK$	US$
Mr. Shum Tsz Cheung (a)	(1)	3	1,409,403	181,160
Act Media Co. Limited (b)	(2)	1,670,702	54,075	6,951
I am Media Limited (c)	(3)	205,875	—	—
		1,876,580	1,463,478	188,111

(1)	The balance represented the advance from the shareholder. The amount was unsecured, interest-free and repayable on demand.
(2)	The balance represented the account payable from Act Media Co. Limited which were advertising service that provided to the Company. The amount was trade in nature, unsecured, interest-free and within general credit period.
(3)	The balance represented the account payable from I am Media Limited which were advertising service that provided to the Company. The amount was trade in nature, unsecured, interest-free and within general credit period.

c.	Related party transactions

The following is a list of related parties which the Company has transactions with:

(a)	Act Media Co. Limited, controlled by shareholder, Mr. Shum Tsz Cheung, of the Company.

(b)	I am Media Limited, controlled by shareholder, Mr. Shum Tsz Cheung, of the Company.

(c)	Pump Studio Limited, controlled by CEO, Mr. Lau Chi Fung, of the Company.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

13. Related Party Balance and Transactions (cont.)

c.	Related party transactions (cont.)

For the years ended March 31, 2025, 2024 and 2023, the related party transactions were as follows:

	Note	2024	2025	2025
		HK$	HK$	US$
Advertising service fee paid to Act Media Co. Limited (a)	(1)	3,934,433	1,415,546	181,949
Celebrity fee paid to Act Media Co. Limited (a)	(2)	28,200	23,300	2,995
Advertising service fee paid to I am Media Limited (b)	(1)	535,875	189,375	24,342
Advertising service fee paid to Pump Studio Limited (c)	(1)	17,500	—	—
Other cost paid to Pump Studio Limited (c)	(3)	—	18,467	2,374
Advertising services fee received from Act Media Co. Limited (a)	(4)	46,000	33,600	4,319
Celebrity fee received from Act Media Co. Limited (a)	(5)	1,045,200	290,200	37,301
Advertising services fee received from Pump Studio Limited (c)	(4)	165,000	157,850	20,289
Other services fee received from Pump Studio Limited (c)	(6)	190,000	—	—

Notes:

(1)	Act Media Co. Limited, I am Media Limited and Pump Studio Limited provided online and offline advertising and web banner services for the Company and the related parties charged an advertising fee for providing such services. The price was agreed between both parties and the advertising service was charged with reference to the market price of the advertising service. The advertising service was recorded as advertising fee in the cost of services.
(2)	Act Media Co. Limited and Pump Studio Limited charged the Company for a fee for soliciting celebrity to promote the customers’ advertising campaigns. The amount was recorded in the Company’s cost of service.
(3)	Pump Studio Limited charged the Company for other cost of the Company. The amount was recorded in the Company’s cost of service.
(4)	The Company mainly provided online and offline advertising service for Act Media Co. Limited and Pump Studio Limited and the Company charged a fee for the service. The online and offline advertising fee was recorded as revenue.
(5)	The Company solicited celebrities for Act Media Co. Limited to promote the customers’ advertising campaigns. The celebrity fee was recorded as revenue.
(6)	The Company provided administrative services for Pump Studio Limited to promote the customers’ advertising campaigns. The other services was recorded as revenue.

Ctrl Group Limited and Subsidiaries
Notes to Consolidated Financial Statements

14. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of the British Virgin Islands on May 13, 2022. The authorized number of Ordinary Shares was 50,000 with par value of $1.00 per share. On May 13, 2022, the Company issued 10,000 shares to the controlling shareholder at par value of $1.00 per share.

On March 20, 2023, the Company amended its memorandum of association to authorize the issuance of an unlimited number of Ordinary Shares with no par value.

On February 27, 2024, the Company’s shareholders approved a share split of its outstanding Ordinary Shares at a ratio of 1:1300, which became effective immediately, resulting in 13,000,000 ordinary shares issued and outstanding after the share split. All shares and per share amounts used herein and in the accompanying audited condensed consolidated financial statements have been retroactively adjusted to reflect the share split pursuant to ASC 260-10-55-12.

Share Transfer

On February 27, 2024, following the completion of the stock split described above, our existing shareholder Shum Tsz Cheung sold 1,750,000 Ordinary Shares, no par value, to four new investors in privately negotiated transactions consummated in Hong Kong. And he transferred the rest of the 4,880,000 Ordinary Shares to ALT CO LTD without consideration. These shares are held by ALT CO LTD, a Seychelles company of which wholly owned by Shum Tsz Cheung, and he also is a director of ALT CO LTD, hold the voting powers (and dispositive powers) over the Ordinary Shares held by ALT CO LTD. The registered address of ALT CO LTD is: Vistra Corporate Services Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.

15. Dividend

On May 2, 2023, the Company declared a dividend of HK$300 (US$38.33) per share, or an aggregate of HK$3,000,000 (US$383,342), to its shareholders of record as of March 31, 2023 and the dividend was settled on May 16 2023. As of March 31, 2025, 2024 and 2023, there is no outstanding of the dividend payables.

16. Commitments and Contingencies

Commitments

As of March 31, 2025, the Company did not have any significant capital and other commitments.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made.

17. Subsequent Events

On May 6, 2025, the Company made the payment of HK$6,250,000 to CR Entertainment and Production Limited, an exhibition service provider, in connection with the Exhibition Events Joint Investment Agreement, entered on February 14, 2025, by and between CTRL Solution and CR Entertainment and Production Limited, pursuant to which the exhibition partner shall coordinate and organize one event during the year ending March 31, 2026.

The Company evaluated all events and transactions that occurred after March 31, 2025 up through the date the Company issued the audited consolidated financial statements. Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s audited consolidated financial statements.