Form 20-F
period 2026-03-31
TJGC GROUP Ltd
filed 2026-07-22
CIK 1969928

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-42483

TJGC GROUP LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Bin Guo, Chief Executive Officer

Unit F, 12/F
Kaiser Estate
Phase 1
41 Man Yue Street
Hunghom, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Bin Guo, Chief Executive Officer

Unit F, 12/F
Kaiser Estate
Phase 1
41 Man Yue Street
Hunghom, Kowloon, Hong Kong

Tel: + 86-13828872862

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, no par value	TJGC	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 15,300,000 Ordinary Shares were outstanding as of March 31, 2026.

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

Year Ended March 31, 2026

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this Annual Report only, references in this report to:

●	“BVI” is to the British Virgin Islands;

●	“BCA” is to the BVI Business Companies Act, 2004 (as amended);

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“Company” or “TJGC Group” is to TJGC Group Limited, a company limited by shares and organized under the laws of the BVI with company number 2098532.

●	“HK$,” “HKD” or “Hong Kong dollar” refers to the legal currency of Hong Kong;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this Annual Report only;

●	“Horgos Gongchuang Huitong” is to the Horgos Gongchuang Huitong Technology Co., Ltd.(霍尔果斯共创汇通科技有限公司), a limited liability company organized under the laws of PRC on January 19, 2026, and an indirect wholly-owned subsidiary of the Company, held by Tongjiang Group.

●	“IPO” is to the Company’s initial public offering which was consummated on January 23, 2025

●	“CTRL Media” is to CTRL Media Limited, a limited liability company organized under the laws of Hong Kong on June 6, 2014, and a wholly-owned subsidiary of the Company;

●	“CTRL Games” is to CTRL Games Limited, a limited liability company organized under the laws of Hong Kong on December 16, 2024, and a wholly-owned subsidiary of the Company

●	“CTRL Solutions” is to CTRL Solutions Limited, a limited liability company organized under the laws of Hong Kong on December 16, 2024, and a wholly-owned subsidiary of the Company

●	“Operating Subsidiaries” are, collectively, to CTRL Media Limited, CTRL Games Limited, and CTRL Solutions Limited, each a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of the Company;

●	“Ordinary Shares” or “Shares” are to the shares of the Company, no par value per share;

●	“Tongjiang Group” is to Tongjiang Group Limited, a limited liability company organized under the laws of Hong Kong on September 19, 2025, and a wholly-owned subsidiary of the Company

●	“US” “U.S,” and “United States” are to the United States of America for the purpose of this Annual Report only.

●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States.

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

We do not have any material operations of our own. We are a holding company with operations conducted in Hong Kong through our Operating Subsidiaries using Hong Kong dollars, the currency of Hong Kong. The reporting currency of our Operating Subsidiaries is Hong Kong dollars. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HK$ into US$ as of and for the year ended March 31, 2026 and March 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$= HK7.8400 and US$1 = HK$7.7799, respectively, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. The Company has incurred significant losses from operations of approximately HK$23.5 million for the year end March 31, 2026 and has accumulated deficit of HK$47.7 million. These factors raise substantial doubt about the Company's ability to continue as a going concern. -

On January 27, 2025, the Company completed the IPO and the exercise of the over-allotment option with gross proceeds totaling US$9,200,000 of 2,300,000 Ordinary Shares on Nasdaq Capital Market, at a public offering price of US$4.00 per share, and give rise to total gross proceeds of US$9.2 million. We believe the completion of the IPO alleviates the substantial doubt about the Company’s ability to continue as a going concern.

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

We have entered into a number of transactions with related parties, including our majority shareholder Mr. Shum Tsz Chueng. For example, we have entered into transactions with Act Media Co. Limited and I am Media Limited, controlled by shareholder, Mr. Shum Tsz Cheung, and Pump Studio Limited, controlled by our former CEO, Mr. Lau Chi Fung, and directly pay the salary of Ms. Leung Shuk Hing, the spouse of our former CEO, Mr. Lau Chi Fung. See “Related Party Transactions”. We may in the future enter additional transactions with entities in which our director and other related parties hold ownership interests, however, any such transaction would be on commercial terms comparable to those that would be obtained from a third-party and, in addition, will be subject to approval of a majority of our independent directors.

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

We entered into a game development agreement, which is an outsourcing agreement of approximately HK$16.2 million (US$2.1 million) with a game development company to develop a complete social gaming platform (the “Game Development Agreement”). Subsequently, on January 30, 2026, the parties entered into a supplemental agreement, pursuant to which they mutually agreed to reduce the total contract consideration under the Game Development Agreement to approximately US$1.9 million. In addition, on June 13, 2025, CTRL Games entered into an agreement with QMO Digital Co., Ltd, another vendor, for the development of a game membership platform webpage and a software development kit (SDK) with one-year technical maintenance and support. The aggregate contract value under the agreement is approximately US$500,000. We hope to become a mobile game operator after the game is successfully developed; however, there is no guarantee that the company will develop a game which works and/or is successful. For the fiscal year ended March 31, 2026, we recognized an impairment loss of approximately HK$4,312,000 (US$550,000) on game development costs. As of the date of this Annual Report, the development of the mobile games platform remains in progress, and we anticipate officially launching the platform and related games to the public during the year ending March 31, 2027.

Our new games will largely depend on the outsourcing company’s ability to:

●	attract, retain and motivate talented game development personnel;

●	minimize launch delays and cost overruns in the development of new games;

●	effectively monetize games without degrading the gameplay experience for our players; and

●	effectively execute our game development plans.

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

All five exhibitions were completed during the year ended March 31, 2026 and the Company currently has no plans to hold further exhibitions. We cannot assure you that these or similar exhibitions or events pursuant to Cooperation Agreements or other agreements will be commercially successful. For the fiscal year ended March 31, 2026, the Company made an impairment of approximately HK$10.6 million (US$1.4 million), which represents 50% share of the Company of the net loss expected from these exhibitions.

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

As of the date of this Annual Report, the Company does not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way the Company conducts its business, could require the Company to change certain aspects of its business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, the Company’s business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of its Ordinary Shares, potentially rendering it worthless. If any such action should occur, it could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

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

Our auditor, Kreit & Chiu CPA LLP, the independent registered public accounting firm that issues the audit report included in this Annual Report, as a firm headquartered in New York, New York, and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Kreit & Chiu CPA LLP’s first triannual inspection by the PCAOB was completed in August 2025. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the PCAOB determinations. However, the recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would not apply additional and\or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, the adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

Because the Basic Law, which is a national law of the PRC and constitutional document for Hong Kong, provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems,’’ we do not believe we or our Operating Subsidiaries are subject to most PRC laws or regulations relating to overseas securities offerings, including the Trial Administrative Measures. Further, the Company does not believe it will be subject to the Trial Administrative Measures because the Company does not have: (i) 50% or more of its operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year accounted for by PRC domestic companies; (ii) any main parts of its business activities conducted in mainland China; (iii) its main places of business located in mainland China; or (iv) although some of the senior managers of the Company are Chinese citizens and/or domiciled in mainland China, the rest of the senior managements of the Company in charge of its business operations and management consists Hong Kong permanent residents and domiciled in Hong Kong, and the directors of the Operating Subsidiaries, through which the Company conducts its business, are mostly Hong Kong permanent residents and are domiciled in Hong Kong.

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

Risks Related to Our Ordinary Shares

We may need additional capital and may sell additional Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

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

The market for our Ordinary Shares may not provide investors with adequate liquidity.

Liquidity of the market for our Ordinary Shares depends on a number of factors, including our financial condition and operating results, the number of holders of our Ordinary Shares, the market for similar securities and the interest of securities dealers in making a market in the securities. We cannot predict the extent to which investor interest in the Company will maintain a trading market in our Ordinary Shares, or how liquid that market will be. If an active market is not maintained, investors may have difficulty selling Ordinary Shares that they hold.

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

In February 2022, a military conflict arose between Russia and Ukraine, with the latter being supported by countries in the NATO alliance as well as others around the globe, including imposition of financial and trade sanctions against Russia. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. In the event the conflict continues or extends beyond Ukraine, together with reduction or stoppage of energy exports from Russia, the global economy could face a recessionary downturn. Further, the recent war in Iran could cause and exacerbate the disruption to the global economy. We may not have sufficient protection or recovery plans in certain circumstances, such as a significant natural disaster or war, and our business interruption insurance may be insufficient to compensate us for losses that may occur.

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

In many countries globally, there are concerns over rising inflation and potential economic recessions. In particular, any worsening of the ongoing labor shortage and ongoing rise in inflation could significantly weaken global economies. Globally, countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on sovereign debt obligations of certain countries. In addition, the U.S. Federal Reserve System and other regulatory bodies around the world may raise, or may announce intentions to raise, interest rates. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The Company may issue additional Ordinary Shares or other equity securities without seeking approval of the Company’s shareholders, which would dilute your ownership interests and may depress the market price of the Ordinary Shares.

The Company may choose to seek third party or other financing to provide additional working capital, and/or compensate its directors, officers, employees and consultants with restricted stock units, restricted stock and options to purchase Ordinary Shares, in which events the Company may issue additional equity securities. The Company may also issue additional Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants, repayment of outstanding indebtedness or for compensatory purposes, without shareholder approval, in a number of circumstances. For example, in April 2026, the Company completed a registered direct offering of 15,000,000 Ordinary Shares at US$0.40 per share pursuant to a Form F-1 registration statement. For further details of the offering, see “Item 10. Additional Information – 10.C. Material Contracts - Registered Direct Offering in April 2026”. The Company has elected to follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance, and potential issuance of its Ordinary Shares (or securities convertible into or exercisable for its Ordinary Shares) at price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance. The Company also does not always seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan pursuant to which stock may be acquired by officers, directors, employees or consultants. This has resulted in substantial dilution to the Company’s shareholders from time to time in the past, and may continue to do so in the future. The Company has also elected to follow home country practice in lieu of the requirements under Nasdaq Rule 5620(a) that we hold an annual meeting of shareholders no later than one year after the end of each fiscal year.

The Company’s issuance of additional Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

●	The Company’s existing shareholders’ proportionate ownership interest in the Company will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding Ordinary Share may be diminished; and

●	the market price of the Ordinary Shares may decline.

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

Our directors, officers and beneficial holders of more than 5% of our outstanding Shares collectively own an aggregate of approximately 73.5 % of the total voting power of our outstanding Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Directors and officers will remain exempt from the short swing profit rules of Section 16 of the Exchange Act.

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

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market corporate governance requirements. We intend to rely on such home country practices with respect to our corporate governance, that differ in significant respects from the corporate governance requirements applicable to U.S. companies. For example, we are exempt from the Nasdaq Listing Rules that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nominating and corporate governance committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

Our home country practices do not require each member of our compensation committee and nominating and corporate governance committee to be an independent director. With respect to our audit committee, it is required to comply with the provisions of Rule 10A-3 of the Exchange Act applicable to U.S. companies listed on Nasdaq. However, because we are a foreign private issuer, our audit committee is not subject to additional corporate governance requirements in the Nasdaq Listing Rules applicable to listed U.S. companies, including using more stringent criteria than those applicable to us as a foreign private issuer.

The Company has elected to follow home country practice in lieu of the requirements under Nasdaq Rule 5635(a), 5635(b), 5635(c), and 5635(d). As a result, the Company does not seek shareholder approval in connection with certain transactions involving the sale, issuance, and potential issuance of its Ordinary Shares (or securities convertible into or exercisable for its Ordinary Shares) at price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance. Additionally, the Company has also elected to follow home country practice in lieu of the requirements under Nasdaq Rule 5620(a) that we hold an annual meeting of shareholders no later than one year after the end of each fiscal year.

We may in the future elect to follow additional home country practices in British Virgin Islands instead of those otherwise required under the applicable rules of Nasdaq for domestic U.S. issuers with regard to certain corporate governance matters.

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

We will need in the future to raise additional funds, inter alia, by equity, debt, or convertible debt financings, to fund our day to day operations and to support our growth, and those funds may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital needs, which may limit our ability to grow and jeopardize our ability to continue our business, and there is substantial doubt regarding our ability to continue as a going concern.

We plan to continue to make investments to support our growth and will require additional funds to respond to business challenges that may arise, including the need to develop new products and services, enhance our technology, scale and improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we will need to engage in equity, debt or convertible debt financings to secure additional funds. We have also used our Ordinary Shares as currency to satisfy existing indebtedness. In raising additional funds by the issuance of equity securities or securities convertible into equity securities, or the issuance of our securities to satisfy indebtedness, our shareholders have been and may in the future experience substantial dilution. Additionally, the Company has elected to follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance, and potential issuance of its Ordinary Shares (or securities convertible into or exercisable for its Ordinary Shares) at price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance. This has resulted in substantial dilution to the Company’s shareholders from time to time in the past, and may continue to do so in the future. Debt financing, such as credit facilities or corporate bonds, may involve covenants restricting our operations or our ability to incur additional debt. Debt financing may also require security arrangements including cash collateral agreements that restrict the availability of cash held as collateral which is the case for amounts we may borrow in the future. In addition, future equity financing or replacement or refinancing of any debt financings may not be available on terms favorable to us, or at all, and the fact that debt holders are repaid first may reduce our ability to raise a later equity financing and may limit the ability to distribute dividends.

There is less publicly available information concerning the Company than there is for issuers that are not foreign private issuers because the Company is considered a foreign private issuer and is exempt from a number of rules under the Exchange Act, and is permitted to file less information with the SEC than issuers that are not foreign private issuers.

The Company is considered a “foreign private issuer” under the Exchange Act. A foreign private issuer under the Exchange Act is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. The Company is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The Company currently prepares its financial statements in accordance with IFRS. The Company will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. The members of the Company’s board of directors, officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act with respect to their purchases and sales of Company securities. Accordingly, there will likely be less publicly available information concerning the Company than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.

In addition, certain information may be provided by the Company in accordance with BVI law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. As a foreign private issuer, under Nasdaq rules the Company is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq, including, for example, certain internal controls as well as board, committee and director independence requirements. The Company intends from time to time to follow BVI corporate governance practices in lieu of Nasdaq corporate governance rules and followed BVI practices to: (a) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance, and potential issuance of its Ordinary Shares (or securities convertible into or exercisable for its Ordinary Shares) at price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance, (b) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(c) to seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan or arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants, and (c) follow home country practice in lieu of the requirements under Nasdaq Rule 5620(a) that the Company hold an annual meeting of shareholders no later than one year after the end of each fiscal year.

We cannot assure you that we will not avail ourselves of other such exceptions in the future. If the Company determines to follow BVI corporate governance practices in lieu of Nasdaq corporate governance standards, the Company will disclose each Nasdaq rule that it does not intend to follow and describe the BVI practice that the Company will follow in lieu thereof.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “TJGC”. However, we cannot assure you that our securities will continue to be listed on Nasdaq Capital Market.

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

On March 26, 2026, the Company received a notice from the Listings Qualifications Department (the “Staff”) of Nasdaq notifying the Company that the minimum bid price per share of its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until September 22, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by September 22, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. The Company has taken action to address the non-compliance, including effecting a 3-for-1 share consolidation.

On July 1, 2026, the Company received a formal notification from the Staff confirming that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Specifically, the Staff determined that from June 16, 2026 to June 30, 2026, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater for at least 10 consecutive business days. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter has been closed.

Additionally, as of the date of this Annual Report, the Company has not timely filed its interim financial statements for the six months ended September 30, 2025 on Form 6-K with the SEC. The late filing has been rectified, and the required Form 6-K was submitted on April 15, 2026. To date, the Company has not received a deficiency notice from Nasdaq relating to this matter. Nevertheless, there can be no assurance that Nasdaq will not issue a deficiency notice or take other actions with respect to the prior non-compliance. If Nasdaq determines that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(2) for continued listing, the Company may be required to submit a compliance plan within any prescribed timeframe, and there can be no assurance that Nasdaq will accept such plan or grant any extension of time for the Company to regain compliance. While receipt of any such deficiency notice would have no immediate effect on the listing or trading of the Company's Ordinary Shares, and the Company's Ordinary Shares would continue to trade on the Nasdaq Capital Market under the symbol "TJGC" during any compliance period, if the Company is unable to regain compliance with Nasdaq Listing Rule 5250(c)(2) within the timeframe permitted by Nasdaq, the Company’s Ordinary Shares may be delisted from the Nasdaq Capital Market, which would have a material adverse effect on the liquidity of the Company’s Ordinary Shares and could adversely affect the market price of the Ordinary Shares and the Company’s ability to raise additional capital.

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

Nasdaq has proposed new listing rules that, if adopted, could result in the suspension of trading and delisting of our securities if we fail to maintain a minimum market value of listed securities.

On January 13, 2026, Nasdaq submitted to the SEC proposed rule changes that would require companies listed on the Nasdaq Global Market and Nasdaq Capital Market to maintain a minimum market value of listed securities of at least $5 million for 30 consecutive trading days. The proposal would also permit the suspension of trading and immediate delisting of securities of companies that fail to meet this requirement, without providing a cure or compliance period, and would modify the procedures and discretion applicable to hearings before a Nasdaq Hearings Panel. If these proposed rules are approved and become effective, and if we are unable to maintain the required minimum market value of our listed securities, our securities could be suspended from trading and delisted from Nasdaq, which could adversely affect the liquidity and market price of our securities and our ability to raise capital.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

TJGC Group or the Company is a BVI business company limited by shares, incorporated in the BVI on May 13, 2022. It holds 100% of the outstanding equity in the Operating Subsidiaries companies, each of which is organized under the laws of Hong Kong.

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

On December 16, 2024, we formed CTRL Games Limited and CTRL Solutions Limited, our wholly-owned subsidiaries.

On January 23, 2025, the Company closed its IPO of 2,000,000 ordinary shares, no par value per share. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “MCTR” on January 22, 2025.

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

On September 19, 2025, we formed Tongjiang Group Limited, our wholly-owned subsidiary.

On November 11, 2025, we changed the name of the Company from “CTRL Group Limited” to “TJGC Group Limited”.

On October 31, 2025, the board of directors of the Company and holders of a majority of the issued and outstanding voting stock of the Company, acting by written consent in lieu of a meeting, in accordance with the applicable provisions of BVI law and the Company’s Bylaws, approved a change of the name of the Company to “TJGC Group Limited”. The name change was approved by the Registrar of Corporate Affairs in the British Virgin Islands on November 11, 2025, and become effective that same day. The Company’s ordinary shares will continue be listed and traded on the Nasdaq Capital Market under the current ticker symbol “MCTR”. The CUSIP number for the Company’s ordinary shares will remain unchanged.

On Wednesday, December 10, 2025, the Company changed the trading symbol for the Ordinary Shares to “TJGC”, formerly “MCTR.”

On January 19, 2026, we formed Horgos Gongchuang Huitong Technology Co., Ltd., our wholly-owned subsidiary.

On March 12, 2026, the Company filed a registration statement on Form F-1 with the SEC in connection with a proposed public offering of its no par value Ordinary Shares.

On March 26, 2026, the Company received a notice from the Listings Qualifications Department (the “Staff”) of The Nasdaq notifying the Company that the minimum bid price per share of its Ordinary Shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the Minimum Bid Price Rule set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Ordinary Shares, and the Shares will continue to trade uninterrupted under the symbol “TJGC.” Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a Compliance Period of one hundred eighty (180) calendar days, or until September 22, 2026, to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by September 22, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. The Company has taken action to address the non-compliance, including effecting a 3-for-1 share consolidation.

On July 1, 2026, the Company received a formal notification from the Staff confirming that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Specifically, the Staff determined that from June 16, 2026 to June 30, 2026, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater for at least 10 consecutive business days. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter has been closed.

Additionally, as of the date of this Annual Report, the Company has not timely filed its interim financial statements for the six months ended September 30, 2025 on Form 6-K with the SEC. The late filing has been rectified, and the required Form 6-K was submitted on April 15, 2026. To date, the Company has not received a deficiency notice from Nasdaq relating to this matter. Nevertheless, there can be no assurance that Nasdaq will not issue a deficiency notice or take other actions with respect to the prior non-compliance. If Nasdaq determines that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(2) for continued listing, the Company may be required to submit a compliance plan within any prescribed timeframe. There can be no assurance that Nasdaq will accept the Company’s compliance plan or grant any extension of time for the Company to regain compliance. For more information, see “Risk Factors — If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.”

As of the date of this Annual Report, the Company has four (4) direct wholly-owned subsidiaries. In addition, the Company has one (1) indirect wholly-owned subsidiary, Horgos Gongchuang Huitong, which is held by Tongjiang Group.

CTRL Media is a limited company incorporated on June 6, 2014. We also formed several new wholly-owned subsidiaries: CTRL Games Limited and CTRL Solutions Limited on December 16, 2024, Tongjiang Group Limited on September 19, 2025; and Horgos Gongchuang Huitong Technology Co., Ltd. on January 19, 2026. We conduct all of our operations through our Operating Subsidiaries. CTRL Media is an integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market. Through CTRL Media, the Company is s engaging in the one-stop advertising services to customers in Hong Kong.

In 2025, we have started to explore new business opportunities through our newly-formed subsidiaries, CTRL Solutions, CTRL Games, and Tongjiang Group.

CTRL Solutions is and will be principally engaged in advertising consulting services. On February 14, 2025, CTRL Solutions entered into five (5) agreements with the same exhibition service provider, including four (4) Cooperative Agreements that amount to the total value of HK$15,292,500, and one (1) Exhibition Events Joint Investment Agreement having the value of HK$6,250,000. Pursuant to the Cooperative Agreements, the exhibition partner coordinated and organized five exhibitions in the year ending March 31, 2026. All five exhibitions have been completed as of March 31, 2026. We believe that collaboration with exhibition partners enhanced our marketing capabilities, such as by attracting more visitors and media coverage.

CTRL Games will be principally engaged in game publishing. On March 7, 2025, CTRL Games entered into a Game Development Agreement with Esport Games Limited, a service provider, to develop mobile games platform which amounted to US$2.1 million. Subsequently, on January 30, 2026, the parties entered into a supplemental agreement, pursuant to which they mutually agreed to reduce the total contract consideration under the Game Development Agreement to approximately US$1.9 million. In addition, on June 13, 2025, CTRL Games entered into an agreement with QMO Digital Co., Ltd, another vendor, for the development of a game membership platform webpage and a software development kit (SDK) with one-year technical maintenance and support. The aggregate contract value under the agreement is approximately US$500,000. We hope to become a mobile game operator after the game is successfully developed; however, there is no guarantee that the Company will develop a game which works and/or will be successful.

Tongjiang Group will be principally engaged in high-value-added consulting and international trade services to diversify the Company’s business portfolio and enhance its comprehensive service capabilities. The Company expects to expand into emerging markets (such as mainland China, Southeast Asia, and the Middle East) through internet technology services, internet sales and international trade, creating new growth areas for the Company.

Horgos Gongchuang Huitong, a subsidiary established in January 2026, had not commenced any operations as of the date of this Annual Report. On July 3, 2026, Horgos Gongchuang Huitong passed a resolution to dissolve the company and commence its deregistration and liquidation procedures. The statutory public notice period for the liquidation commenced on July 3, 2026 and will end on August 17, 2026. As of the date of this Annual Report, the liquidation is still in progress. Upon completion of the liquidation, Horgos Gongchuang Huitong will cease to be a subsidiary of the Company.

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this Annual Report.

Our Reorganization

On January 6, 2023, the Company consummated a series of transactions with shareholders of CTRL Media (the “Reorganization”), resulting in TJGC Group becoming the sole owner and holding company of CTRL Media.

On January 6, 2023, Mr. Shum Tsz Cheung, as the legal and beneficial owner of 10,200 shares of CTRL Media (representing approximately 51% of the aggregate outstanding shares of CTRL Media), transferred 10,200 shares of CTRL Media to the Company for cash consideration of HK$1 (one Hong Kong Dollar). Mr. Shum is the holder and beneficial owner of 51% of the outstanding Shares of TJGC Group.

Also on January 6, 2023, Mr. Lam Kai Kwan, as the legal and beneficial owner of 7,600 shares of CTRL Media (representing 38% of the aggregate outstanding shares of CTRL Media), transferred 7,600 shares of CTRL Media to the Company for cash consideration of HK$1 (one Hong Kong Dollar). Mr. Lam is the holder and beneficial owner of 38% of the outstanding Shares of TJGC Group.

Also on January 6, 2023, Mr. Siu Chun Pong, as the legal and beneficial owner of 2,200 shares of CTRL Media (representing 11% of the aggregate outstanding shares of CTRL Media), transferred 2,200 shares of CTRL Media to the Company for cash consideration of HK$1 (One Hong Kong Dollar). Mr. Siu is the holder and beneficial owner of 11% of the aggregate outstanding Shares of TJGC Group.

Upon the completion of Reorganization detailed above, CTRL Media became the wholly-owned direct subsidiary of TJGC Group effective January 6, 2023.

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

Because we account for a prominent market share with our local market niche, we are in an advantageous position to closely follow the latest market development by virtue of being intimately involved with the new launching of the overriding majority of mobile games in the local market, which enables us to reach an in-depth understanding of the local gaming market profile through collecting and analyzing market data. Our competitors of smaller scale generally do not possess updated market data and knowledge to the equivalent extent. Leveraging on our market intelligence, we are able to offer our clients advice on the latest market trend and fashion and performances of various media publishers, which enables them to make an informed choice regarding their advertising decisions.

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

We directly liaise and contract with the local media publishers and pay them to procure advertisement inventories. Our direct involvement saves our clients’ time and effort in identifying and dealing with different media publishers to implement their marketing strategies. The direct involvement with various media publishers from diverse advertising channels equipped us with the aptitude to evaluate their strengths and weakness, as well as the capacity to monitor their execution of the marketing campaigns. Also, by drawing on a pool of media publishers and advertising agents, we buffer ourselves against a single media publisher’s malpractice and mitigate our business risk out of reliance on the media publisher’s performance.

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

We are led by our founders, each of whom has prior work experience in the mobile gaming industry or advertising industry and has accumulated over 10 years of experience in the marketing and advertising for mobile games since the founding of our company. We believe that the vision of our management team has been fundamental to our success. For biographical details of our directors and senior management, please refer to the section headed “Management” in this Annual Report.

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

CTRL Media maintains a list of internally approved advertisement suppliers. The Company generally does not depend on any of the specific advertisement suppliers, as it has a number of alternative advertisement suppliers for all the marketing campaigns. During the financial years ended March 31, 2026 and 2025, CTRL Media neither had any disputes with the advertisement suppliers, nor encountered any material difficulties in procuring services, and it had not experienced any significant delays in publishing the advertisement by its advertisement suppliers causing significant disruption of its projects.

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

Cooperative Agreements with CR Entertainment and Production Limited

On February 14, 2025, our wholly-owned subsidiary, CTRL Solutions, entered into four (4) cooperative agreements with the same exhibition service provider and one Exhibition Events Joint Investment Agreement with respect to holding the event (collectively, the “Cooperative Agreements”). The total value of the four (4) Cooperative Agreements is approximately HK$ 15.3 million (US$2.7 million), and the value of the event is approximately HK$6.3 million (US$0.8 million). Pursuant to the Cooperative Agreements, the exhibition partner coordinated and organized five exhibitions during the year ending March 31, 2026. All five exhibitions have been completed as of March 31, 2026. We believe that collaboration with exhibition partners enhanced our marketing capabilities, such as by attracting more visitors and media coverage.

Game Development Agreement

The Company is exploring new business opportunities in game publishing through its wholly-owned subsidiary, CTRL Games. On March 7, 2025, CTRL Games entered into a Game Development Agreement with Esport Games Limited, a service provider, to develop mobile games platform which amounted to US$2.1 million. Subsequently, on January 30, 2026, the parties entered into a supplemental agreement, pursuant to which they mutually agreed to reduce the total contract consideration under the Game Development Agreement to approximately US$1.9 million. In addition, on June 13, 2025, CTRL Games entered into an agreement with QMO Digital Co., Ltd, another vendor, for the development of a game membership platform webpage and a software development kit (SDK) with one-year technical maintenance and support. The aggregate contract value under the agreement is approximately US$500,000. We hope to become a mobile game operator after the game is successfully developed; however, there is no guarantee that the Company will develop a game which works and/or will be successful.

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

Becoming a mobile game operator

According to the report prepared by Analysys Limited, an independent market research and consulting firm that conducted a detailed research on the mobile game industry in China from 2018 to 2028, the global mobile game market in terms of customer spending increased from US$70.8 billion in 2018 to US$100.6 billion in 2023, at a CAGR of 7.3%, which is expected to grow to US$116.2 billion in 2028. Considering our deep understanding of the mobile game, the experience that we gained from our mobile game operator customer, and our involvement in the advertisement process, our management determined that we have the abilities to become a mobile game operator to capturing the mobile game market. Our management will establish relationship with the developer and identify potential quality mobile game. Our management also believes that our game advertising can definitely complement the mobile game operation in obtaining more profitability and achieving a synergistic effect. As of the date of this Annual Report, we have not identified any potential mobile game and established relationship with publisher.

We have also begun exploring the use of AI technologies to enhance certain aspects of our business workflow and support future business development, although such initiatives remain at an early stage.

Intellectual Property

The Company is the registrant of the domain: https://ctrl-media.com. The Company typically retains temporary (usually three-months) proprietary rights over any video productions created by its independent contractors.

Employees

As of March 31, 2026 and 2025, we had 28 and 24 employees, respectively. All of our employees are stationed in Hong Kong and the PRC. The following table sets forth a breakdown of the number of employees by job functions:

Function	As of March 31, 2026	As of March 31, 2025
Directors	3	5
Management	7	2
Project execution	16	13
Accounting and administration	2	4
Total	28	24

For the years ended March 31, 2026 and 2025, there was no strike or labor dispute with our employees staff and we believe the relationships with the employees and work environment are generally positive. We along with our subsidiaries regularly assess the job performance of our staff and we believe that our remuneration policy helps us attract and retain our staff. We determine our employees’ remuneration based on a number of factors, including their duties, position, experience, qualifications and contributions to our subsidiaries.

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

Regulation

We are a BVI holding company with four wholly-owned operating subsidiaries as of the date of this Annual Report. Our Operating Subsidiaries provide a one-stop advertising service provider in Hong Kong. Below sets out a summary of material aspects of the Hong Kong legal and regulatory environment in which our operating subsidiary operates and conducts its business.

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

D. Property, Plants and Equipment

See “—B. Business Overview - Real Property” above for details of our property, plants and equipment.

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

A. Operating Results

Overview

TJGC Group Limited (“TJGC Group”) is a limited liability company established under the laws of the British Virgin Islands on May 13, 2022. We are an integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market. We provide services to mobile game developers, principally developers of mobile gaming applications or “apps” that gamers download from the developers’ websites and applicable mobile operating systems, such as Apple Store or Android Google Play Store. The market for specialized mobile game advertising in Hong Kong is occupied by a few market players who compete with one another. Based on our knowledge and understanding of our market position, we consider ourselves a major player in the industry with a significant market share. Our prominent market share and proven track record are indicative of our audience reach and engagement, as well as our relevance to advertisers in our local markets.

Recent Developments

April 2026 Registered Direct Offering

On April 15, 2026, the Company entered into securities purchase agreements with certain investors to issue and sell 15,000,000 no-par value ordinary shares in a best-efforts offering at a price of US$0.40 per share, generating aggregate gross proceeds of US$6,000,000. The offering was conducted under the Form F-1 registration statement (File No. 333-294243), which was declared effective by the SEC on the same date.

The Nasdaq closing price of our ordinary shares on April 14, 2026 was US$0.9399. This offering has no minimum share volume or gross proceeds requirement for closing. Eddid Securities USA Inc. served as the exclusive placement agent. Neither party established an escrow or trust account for investor funds, as the placement agent did not take possession of investor proceeds. The placement agent had no obligation to purchase the offered shares or secure a fixed transaction size.

As consideration for its services, the Company paid the placement agent a cash fee equal to 4% of the gross proceeds, or US$240,000, together with other customary compensation. The offering closed on April 16, 2026. Our ordinary shares are listed on the Nasdaq Capital Market under the ticker symbol “TJGC”.

Share Consolidation in May 2026

On May 6, 2026, the Board of Directors adopted a written resolution to approve a share consolidation. Pursuant to the resolution, every three (3) issued no-par ordinary shares of the Company will be combined into one (1) no-par Ordinary Share (the “Share Consolidation”). No fractional shares will be issued; any fractional entitlement resulting from the consolidation will be rounded up to the nearest whole share. As a result, the Company’s issued Ordinary Shares will be reduced from 30,300,000 shares to 10,100,000 shares. After rounding up, the final number of issued Ordinary Shares became 10,100,023 shares, each carrying the rights and restrictions set forth in the memorandum and articles of association filed on November 11, 2025. The Share Consolidation was effective on May 26, 2026. The Share Consolidation was reflected with the Nasdaq Capital Market and in the marketplace at the opening of business on May 26, 2026.

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

On March 7, 2025, we entered into a Game Development Agreement with a game development company to develop a mobile games platform, which amounted to US$2.1 million. Subsequently, on January 30, 2026, the parties entered into a supplemental agreement, pursuant to which they mutually agreed to reduce the total contract consideration under the Game Development Agreement to approximately US$1.9 million. In addition, on June 13, 2025, CTRL Games entered into an agreement with QMO Digital Co., Ltd, another vendor, for the development of a game membership platform webpage and a software development kit (SDK) with one-year technical maintenance and support. The aggregate contract value under the agreement is approximately US$500,000. The Game Development Agreement is attached as an exhibit to this Annual Report.

We hope to become a mobile game operator after the game is successfully developed. However, there is no guarantee that the company will develop a game which works and/or is successful. During the year ended March 31, 2026, the Company recognized an impairment loss of HK$4,312,000 (US$550,000) on games development costs. As of March 31, 2026, the development of the mobile games platform remains in progress, and we anticipate officially launching the platform and related games to the public during the year ending March 31, 2027.

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

On February 14, 2025, our wholly-owned subsidiary, CTRL Solutions, entered into four (4) cooperative agreements with the same exhibition service provider and one Exhibition Events Joint Investment Agreement with respect to holding the event (collectively, the “Cooperative Agreements”). The total value of the four (4) Cooperative Agreements is approximately HK$ 15.3 million (US$2.7 million), and the value of the event is approximately HK$6.3 million (US$0.8 million). The exhibition partner is scheduled to coordinate and organize five exhibitions in the year ending March 31, 2026. All five exhibitions were completed during the year ended March 31, 2026 and the Company currently has no plans to hold further exhibitions. Collaborating with the exhibition partner offers several key advantages. First, the partner has extensive expertise and experience, ensuring optimal planning and execution of the event. They also have a vast network of suppliers and partners, allowing for the efficient integration of necessary resources such as venues, equipment, and design services.

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

This opportunity also involves risks that we may not be successful in holding these exhibitions and that such exhibitions will not be profitable. See “Risks Related to Our Business and Industry - We may not be successful in holding exhibition or event” for more information.

Exploration of emerging technologies

We have begun to explore the use of AI technologies in internal workflows. These exploratory initiatives are intended to enhance operational efficiency over time. As of the date of this Annual Report, such efforts remain at an early stage and are not expected to have a material impact on our results of operations in the near term.

Comparison of Fiscal Years Ended March 31, 2026 and 2025

The following table sets forth key components of our results of operations for the fiscal years ended March 31, 2026 and 2025:

	For the years ended March 31,				% of
	2025	2026	2026	Variance	variance
	HK$	HK$	US$	HK$
Revenue	30,472,131	28,717,563	3,662,954	(1,754,568)	(5.8)%
Cost of services	(23,885,710)	(22,532,501)	(2,874,043)	1,353,209	(5.7)%
Gross Profit	6,586,421	6,185,062	788,911	(401,359)	(6.1)%

Operating Expenses
General and Administrative expense	(22,351,548)	(27,377,958)	(3,492,086)	(5,026,410)	22.5%
Impairment loss on games development costs	—	(4,312,000)	(550,000)	(4,312,000)	100.0%
Impairment loss of prepayment	(10,593,902)	—	—	10,593,902	(100.0)%
Reversal of impairment loss on prepayment	—	3,083,924	393,358	3,083,924	100.0%
Loss from operation	(26,359,029)	(22,420,972)	(2,859,817)	3,938,057	(14.9)%
Other income (expenses)
Other income, net	17,779	414,229	52,835	396,450	2229.9%
Other gain (loss)	53,200	(566,243)	(72,225)	(619,443)	(1164.4)%
Interest expense	(294,642)	(675,671)	(86,183)	(381,029)	129.3%
Total other income (expenses), net	(223,663)	(827,685)	(105,573)	(604,022)	270.1%
Loss before tax	(26,582,692)	(23,248,657)	(2,965,390)	3,334,035	(12.5)%
Income tax	(253,734)	(255,420)	(32,579)	(1,686)	0.7%
Net loss	(26,836,426)	(23,504,077)	(2,997,969)	3,332,349	(12.4)%
Other comprehensive (loss) income	(16,276)	10,108	1,289	26,384	(162.1)%
Total comprehensive loss	(26,852,702)	(23,493,969)	(2,996,680)	3,358,733	(12.5)%

Revenue

The following table sets forth the breakdown of our revenue by major revenue type for the years ended March 31, 2026 and 2025, respectively:

	For the years ended March 31,				% of
	2025	2026	2026	Variance	variance
	HK$	HK$	US$	HK$
Online advertising	10,728,665	10,862,227	1,385,488	133,562	1.2%
Offline advertising and web banner marketing	17,966,617	14,289,326	1,822,618	(3,677,291)	(20.5)%
Provisioning of strategic planning services	369,124	418,331	53,359	49,207	13.3%
Other services	1,407,725	3,147,679	401,489	1,739,954	123.6%
Total revenue	30,472,131	28,717,563	3,662,954	(1,754,568)	(5.8)%

Our revenue decreased by approximately HK$1.8 million, or approximately 5.8%, to approximately HK$28.7 million for the year ended March 31, 2026, compared to the year ended March 31, 2025, mainly due to the decrease in revenue from offline and web banner marketing which outweighed the increase in revenue from the provision of strategic planning services.

Of these, revenue from online advertising slightly increased by approximately HK$0.1 million, while offline advertising delivered by approximately HK$3.7 million for the year ended March 31, 2026, mainly due to the economy downturns. Our clients decreased their marketing budget on large-scale advertising and generally shifted their budget to one-off offline events. As a result, the offline advertising revenue decreased by approximately 20.5%.

The provision of strategic planning services recorded an increase in revenue of approximately 13.3% during the year ended March 31, 2026, primarily because of the increase in one-off localization projects.

Our other services increased by approximately HK$1.7 million or approximately 123.6% to approximately HK$1.7 million, mainly due to the increase in the revenue of a profit sharing on the crossover collaboration products.

Cost of services

The following table sets forth the breakdown of cost of services for the years ended March 31, 2026 and 2025, respectively:

	For the years ended March 31,				% of
	2025	2026	2026	Variance	variance
	HK$	HK$	US$	HK$
Online advertising fee	6,398,096	6,930,926	884,047	532,830	8.3%
Offline advertising fee	12,846,555	9,236,788	1,178,162	(3,609,767)	(28.1)%
Staff cost	3,509,297	3,774,592	481,453	265,295	7.6%
Others	1,131,762	2,590,195	330,381	1,458,433	128.9%
Total Cost of services	23,885,710	22,532,501	2,874,043	(1,353,209)	(5.7)%

Cost of services decreased by approximately HK$1.4 million or approximately 5.7% to approximately HK$22.5 million for the year ended March 31, 2026, compared to the year ended March 31, 2025. The decrease in the cost of services was generally in line with our reduced total revenue derived during the year.

Online advertising fee

Online advertising fee includes payments to media publishers and operators of websites, social media platforms and search engines for the procurement of advertising inventories, as well as the media promotion fees and patronage paid to YouTubers, KOL, hard-core gamers and local celebrities to film introductory gaming videos for broadcast in their personal blogs and social media platforms. Online advertising fees increased by approximately HK$0.5 million or approximately 8.3% to approximately HK$6.9 million for the year ended March 31, 2026, compared to the year ended March 31, 2025. This increase corresponded with the growth in online advertising revenue.

Offline advertising fee

Offline advertising fees principally includes payments to the owners or operators of the physical medium for the leased use of premises to broadcast advertising content. As discussed, with a generally reduced demand for the large scale of the large-scale advertising, our offline advertising fee was decreased by approximately HK$3.6 million or 28.1% compared to the year ended March 31, 2025. The Company’s offline advertising services primarily comprises outdoor channels, such as large-format LED billboards on buildings and advertisements on subway platforms. As these forms of advertising involve relatively high costs, the decrease in offline advertising fee has outpaced the decline in revenue.

Others

Others mainly represent miscellaneous expenses related to the production of advertisements or videos, media boosting costs and other expenses incurred from the Company’s other services.

Other costs increased by approximately HK$1.5 million, or 128.9% to approximately HK$2.6 million, for the year ended March 31, 2026, compared to the year ended March 31, 2025. This increase was primarily due to the costs associated with crossover collaboration products.

Gross profit

	For the years ended March 31,				% of
	2025	2026	2026	Variance	variance
	HK$	HK$	US$	HK$
Gross profit	6,586,421	6,185,062	788,911	(401,359)	(6.1)%
Gross profit margin	21.6%	21.5%	21.5%

Gross profit margin decreased slightly from 21.6% for the year ended March 31, 2025, to 21.5% for the year ended March 31, 2026. The decrease in gross profit margin was primarily attributable to the reduction in gross profit margin from online advertising, which was partially offset by an improvement in gross profit margin from offline advertising segment.

Operating Expenses

General and administrative expense

Our general and administrative expenses mainly represented the staff costs, depreciation expenses of property and equipment, legal and professional fees and impairment loss. Our operation expenses increased by HK$5.0 million, or 22.5%, from HK$22.4 million for the year ended March 31, 2025 to HK$27.4 million for the year ended March 31, 2026, due to increase in total staff cost and professional fee of HK$5.9 million for the year ended March 31, 2026. Such increase mainly due to hiring additional staff and adviser for our compliance as public company and expansion.

Impairment loss of prepayment and reversal of impairment loss on prepayment

Our impairment loss and subsequent reversals on prepayment related to advance payments made for exhibition services. During the year ended March 31, 2025, our subsidiary, CTRL Solutions, entered into four cooperative investment agreements with an exhibition service provider. The total value of these agreements amounts to approximately HK$15,3 million for exhibitions scheduled to be held during the year ended March 31, 2026. Based on a review of previously held exhibitions, management anticipated that the four exhibitions would result in a net loss. Consequently, we recorded an impairment loss on the related prepayments of approximately HK$10.6 million for the year ended March 31, 2025. Upon completion of all four exhibitions during the year ended March 31, 2026, and based on their actual financial results, we recorded a reversal of the previously recognized impairment loss in the amount of approximately HK$3.1 million.

Impairment loss on games development costs

During the year ended March 31, 2026, our subsidiary, CTRL Games, entered into agreements with third-party developers for an aggregate consideration of US$2.1 million to develop a mobile games platform and related game software, which are anticipated to launch during the fiscal year ending March 31, 2027. As of March 31, 2026, we performed a recoverability assessment of the associated prepaid development costs. Following an analysis of the projected future cash flows for the platform and related game software, we determined that the carrying amount of these prepayments exceeded their estimated fair value. Consequently, we recognized an impairment loss of approximately HK$4.3 million for the year ended March 31, 2026.

Other income, net

	For the years ended March 31,				% of
	2025	2026	2026	Variance	variance
	HK$	HK$	US$	HK$
Other income, net	17,779	414,229	52,835	396,450	2229.9%

Other income, net, increased to approximately HK$0.4 million for the year ended March 31, 2026, compared to approximately HK$18,000 for the year ended March 31, 2025. The increase was primarily attributable to a reversal of accounts receivable allowance of approximately HK$0.26 million and a reversal of accrued expenses of approximately HK$0.13 million recognized during the current year, neither of which occurred in the prior year. The remainder of the balance primarily consisted of a slight year-over-year increase in net bank interest income.

Other gain (loss)

	For the years ended March 31,				% of
	2025	2026	2026	Variance	variance
	HK$	HK$	US$	HK$
Other gain (loss)	53,200	(566,243)	(72,225)	(619,443)	(1164.4)%

We recorded an other loss of HK566,243 for the year ended March 31, 2026, compared to a net foreign exchange gain of HK$53,200 for the year ended March 31, 2025. This fluctuation was primarily driven by the recognition of a loss on exhibitions held of HK$496,075 and a net foreign exchange loss of HK$102,664 in the current year, arising from the translation of United States Dollar-denominated balances into Hong Kong Dollars, which is our reporting currency. These losses were partially offset by a gain of HK$32,496 recognized on the disposal of property and equipment.

Income tax

	For the years ended March 31,				% of
	2025	2026	2026	Variance	variance
	HK$	HK$	US$	HK$
Current income tax	262,812	264,564	33,745	1,752	0.7%
Deferred income tax	(9,078)	(9,144)	(1,166)	(66)	0.7%
Total income tax	253,734	255,420	32,579	1,686	0.7%

Our company, TJGC Group, was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, TJGC Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Our income tax for the year ended March 31, 2026 has remained consistent with the year ended March 31, 2025.

B. Liquidity and Capital Resources

As of the date of this Annual Report, we have financed our operations primarily through cash flows from operations, the proceeds of the IPO and loans from bank and other borrowings. We plan to support our future operations primarily from cash generated from our operations and the net proceeds raised from our IPO and our recent follow-on offering.

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

Subsequent to the fiscal year ended March 31, 2026, the Company entered into securities purchase agreements with certain investors to issue and sell 15,000,000 ordinary shares in a best-efforts offering at a price of US$0.40 per share, generating aggregate gross proceeds of US$6,000,000. This offering closed on April 16, 2026, and the Company received net proceeds of approximately US$5,435,772 after deducting placement agent fees and other estimated offering expenses.

As of March 31, 2026, we had an outstanding bank and other borrowings balance of approximately HK$15.6 million (US$2.0 million), of which the bank and other borrowings of approximately HK$9.3 million (US$1.2 million) will be payable within one year and approximately HK$6.3 million (US$0.8 million) will be payable after one year. The weighted average annual interest rate of the bank and other borrowings for the year ended March 31, 2026 was approximately 2.9%.

As reflected in our audited consolidated financial statements, we had a net loss of approximately HK$23.5 million for the year ended March 31, 2026, as compared to net loss of approximately HK$26.8 million for the year ended March 31, 2025. As of March 31, 2026 we had cash of approximately HK$2.6 million (US$0.3 million), compared to approximately HK$23.9 million as of March 31, 2025. We also had an accumulated deficit of approximately HK$47.7 million and positive working capital that amounted to HK$1.8 million as of March 31, 2026, compared to HK$28.4 million as of March 31, 2025. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

We believe that our current cash and cash flows provided by operating activities, loans from banks and other borrowings, and the net proceeds from our IPO, and our April 2026 follow-on offering will be sufficient to meet our working capital needs in the next 12 months from the date the audited consolidated financial statements are issued. Notwithstanding this belief, there can be no assurance that our operational initiatives to increase revenue and reduce costs will be successful, or that we will be able to raise additional funds on reasonable terms if needed. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

As of March 31, 2026 and 2025, there are no outstanding dividends payable.

Comparison of Years Ended March 31, 2026 and 2025

We do not plan to pay any further dividends out of our retained earnings, as of the date of this annual report.

	For the years ended March 31,
	2025	2026	2026
	HK$	HK$	US$
Net cash used in operating activities	(26,637,785)	(29,079,572)	(3,709,129)
Net cash used in investing activities	(8,190,000	(1,640,454)	(209,241)
Net cash provided by financing activities	54,354,045	9,425,636	1,202,249
Translation difference	(16,276)	10,108	1,289
Net increase (decrease) in cash	19,526,260	(21,294,390)	(2,716,121)
Cash and restricted cash at the beginning of fiscal year	4,368,915	23,878,899	3,045,778
Cash and restricted cash at the end of fiscal year	23,878,899	2,594,617	330,946

Operating activities

Net cash used in operating activities amounted to approximately HK$29.1 million for the year ended March 31, 2026. This was primarily driven by (i) net loss of approximately HK$23.5 million for the year ended March 31, 2026; (ii) an increase in deposit and prepayments of approximately HK$7.2 million, (iii) an increase in accounts receivable of approximately HK$1.5 million; and (iv) the impact of non-cash adjustments, including an impairment loss on games development costs of HK$4.3 million, partially offset by a reversal of impairment loss on prepayment of approximately HK$3.1 million. These outflows were partially offset by (v) an increase in amounts due to shareholders of approximately HK$1.7 million.

Net cash used in operating activities amounted to approximately HK$26.6 million for the year ended March 31, 2025, mainly derived from (i) net loss of approximately HK$26.8 million for the year ended March 31, 2025; and (ii) increase in deposits and prepayments of approximately HK$11.7 million which was driven by payment in advance to our services provider for offline event of approximately HK$15.3 million and decrease of deferred IPO cost of HK$4.5 million and offset by increase in impairment loss on prepayment of approximately HK$10.6 million.

Investing activities

Net cash used in investing activities amounted to approximately HK$1.6 million for the year ended March 31, 2026, mainly derived from (i) payments for capitalized games development costs of approximately HK$1.6 million; and (ii) the acquisition of motor vehicle for HK$0.6 million, which was subsequently disposed for proceeds of HK$0.5 million

Net cash used in investing activities amounted to approximately HK$8.2 million for the year ended March 31, 2025, mainly derived from payments for capitalized games development costs of approximately HK$8.2 million.

Financing activities

Net cash provided by financing activities amounted to approximately of HK$9.4million for the year ended March 31, 2026, mainly derived from (i) proceeds from new and other borrowings of approximately of HK$8.4 million; (ii) advances from a shareholder of Company of approximately of HK$2.0 million, partially offset by the repayment of bank borrowings of approximately HK$0.9 million.

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

Share-based Compensation

We apply ASC 718 (“ASC 718”), Compensation — Stock Compensation, to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award. All of our share-based awards to employees were classified as equity awards. We measure the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period.

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

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees as of the date of this annual report.

Name	Age	Position(s)
Bin Guo	58	Chief Executive Officer and Director
Juan Yang	40	Chief Financial Officer and Director
Yi Wu	40	Independent Director
Ke Tian	45	Independent Director
Junteng Lin	47	Independent Director

Appointment and Departure of Certain Officers and Directors

On July 31, 2025, Mr. Mok Ka Wah submitted his resignation, effective July 31 2025, from his position as Chief Financial Officer of the Company. Mr. Mok’s resignation does not arise from any disagreement with the Company, on any matter relating to its operations, policies, or practices. The Board accepted the resignation of Mr. Mok from his position as an officer of the Company.

On July 31, 2025, Mr. Siu Chun Pong submitted his resignation, effective July 31, 2025, from his position as a member of the Board. Mr. Siu’s resignation does not arise from any disagreement with the Company, on any matter relating to its operations, policies, or practices. The Board accepted the resignation of Mr. Siu from his position as a director of the Company. He will remain as a consultant to CTRL Media Limited, a wholly-owned subsidiary of the Company.

Effective August 1, 2025, the Board appointed Ms. Yang Juan to serve as the Company’s Chief Financial Officer and as a director. The appointment of Ms. Yang as the Chief Financial Officer and as a director has no specific term and can be terminated by either Ms. Yang or the Company with one month advance notice.

Effective as of October 31, 2025, Mr. Lau Chi Fung resigned as Chief Executive Officer of the Company. Mr. Lau’s resignation does not arise from any disagreement with the Company on any matter relating to its operations, policies, or practices. The Board accepted the resignation of Mr. Lau from his position as the principal executive officer of the Company.

Effective as of October 31, 2025, Mr. IP Ka Hang and Mr. Lam Kai Kwan resigned from the Board. Neither resignation resulted from any disagreement with the Company on any matter relating to its operations, policies, or practices. The Board accepted the resignations of Messrs. IP and Lam from their respective positions as directors of the Company.

Effective October 31, 2025, the Board appointed Ms. Guo Bin to serve as the Company’s Chief Executive Officer and as a director. The appointment of Ms. Guo as the Chief Executive Officer and as a director has no specific term and can be terminated by either Ms. Guo or the Company at any time without advance notice.

Effective October 31, 2025, the Board appointed Mr. Wu Yi to serve as an independent director in lieu of Mr. IP Ka Hang. The appointment has no specific term and can be terminated by either Mr. Wu or the Company at any time without advance notice.

Effective as of June 30, 2026, Ms. Chan Ka Man and Mr. Lai Ho Yin resigned from the Board. Neither resignation resulted from any disagreement with the Company on any matter relating to its operations, policies, or practices. The Board accepted the resignations of Ms. Chan Ka Man and Mr. Lai Ho Yin from their respective positions as directors of the Company.

Effective June30, 2026, the Board appointed Ms. Tian Ke and Mr. Lin Junteng to serve as an independent director in lieu of Ms. Chan Ka Man and Mr. Lai Ho Yin. The appointment has no specific term and can be terminated by either Ms. Tian Ke and Mr. Lin Junteng or the Company at any time without advance notice.

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Ms. Bin Guo was appointed as the Company’s Chief Executive Officer and a director on October 31, 2025. Ms. Guo has over 20 years of experience in financial management and economic regulations. She has served as the Administrative Manager of Shenzhen Huosu Qiliang Network Technology Co., Ltd since August 2023, where she has refined corporate administrative systems, managed budgets and overseen procurement operations. From September 2018 to December 2022, Ms. Guo served as Operations Director of IPFS Data Shenzhen Star Storage Company, in which she was also a key investor, where she oversaw the development of management systems. Ms. Guo holds a bachelor’s degree from Guangxi Radio and TV University, China.

Ms. Juan Yang was appointed as the Company’s Chief Financial Officer and a director on August 1, 2025. She has served as the Chief Executive Officer of Yiji Incubation Group Co., Limited. since April 2021. She was the Chief Executive Officer of Xiamen Furun Wanjia Biotechnology Co., Ltd. from December 2019 to April 2021. Ms. Yang graduated from Guizhou University in 2006 with a Bachelor of Tourism Management. She brings extensive experience in business management and is dedicated to integrating cutting-edge academic theories with the practical needs of local enterprises to drive innovation and high-quality development.

Directors:

Mr. Yi Wu was appointed as the Company’s director on October 31, 2025. Mr. Wu’s experience lends to the professionalism of a seasoned executive with the innovative mindset of an entrepreneur. Mr. Wu is the Founder and General Manager of Xiamen Wuyu Trading Co., Ltd., since November 2022. Between March 2020 and August 2022, he served as the General Manager of Xiamen Leshuo Trading Co., Ltd. where he led the strategic planning initiatives, set sales targets and expanded distribution networks. Mr. Wu served as the Administrative Manager of Xiamen Pulekang Biotechnology Co., Ltd, from April 2017 to May 2018 where he supported senior leadership in decision making and optimized company policies and procedures. Mr. Wu holds a bachelor’s degree in business administration in corporate management from Xiamen University, China.

Ms. Ke Tian was appointed as the Company’s independent director and the chairman of the audit committee on June 30, 2026. Ms. Tian has extensive experience in corporate administrative systems, business operations management, and project coordination. She served as the Assistant to the President at Muye (Zhengzhou) Technology Co., Ltd. from July 2025 to December 2025 , where she focused on business process management and operational efficiency. Prior to that, from August 2016 to June 2025, Ms. Tian served as the Assistant to the President at Kailin Business Service Group Co., Ltd. , where she was responsible for establishing corporate administrative frameworks, overseeing large-scale project bidding, and managing budget analysis and data-driven decision support. Ms. Tian specializes in optimizing internal document systems and cross-departmental problem-solving to ensure standardized corporate governance. Ms. Tian holds an undergraduate degree in Accounting from Henan Engineering Institute, China.

Mr. Junteng Lin was appointed as the Company’s independent director and the chairman of the compensation committee on June 30, 2026. Mr. Lin is a seasoned business consultant specializing in corporate systemic operations and organizational framework development. He is the Founder of Guangzhou Rich Dad Consulting Management Co., Ltd., established in April 2022. Since 2020, Mr. Lin has served as a Strategic Consultant for various enterprises, including Hainan Jiangcheng Bainian Education Technology Co., Ltd., Guangdong Kelaien Biotechnology Co., Ltd., and Hong Kong Lisheng Southern Co., Ltd.. Recently, he has provided strategic guidance for Guangzhou DeyiKang Health Technology Co., Ltd., Guangzhou April Health Technology Co., Ltd. and Jin Zi Yue (Guangzhou) Pharmaceutical Biotechnology Co., Ltd.. Mr. Lin’s expertise lies in building systematic operation frameworks, encompassing top-level strategy, profit system construction, and full-lifecycle business implementation. Mr. Lin holds an undergraduate degree from South China Normal University.

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

Duties of Directors

Under BVI law, our directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly and in good faith and in what the director believes to be in our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances when exercising powers or performing duties as a director. In fulfilling their duty of care to us, our directors must ensure compliance with our company Memorandum and Articles of Association (as may be amended from time to time) We have the right to seek damages if a duty owed by our directors is breached.

A director must exercise his powers as a director for a proper purpose and must not act, or agree to us acting, in a manner that contravenes the BCA or the Memorandum and Articles of Association . When exercising his powers or performing his duties as a director, a director is entitled to rely upon the register of members and upon books, records, financial statements and other information prepared or supplied, and on professional or expert advice given to him. However, such reliance is subject to the director acting in good faith, making proper enquiry where indicated by the circumstances and having no knowledge that reliance on the matter is not warranted. Under the BCA, our directors have all the powers necessary for managing, and for directing and supervising, our business and affairs, including but not limited to exercising the borrowing powers of the company and mortgaging the property of the company, as well as executing checks, promissory notes and other negotiable instruments on behalf of the company.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

●	Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

●	Exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;

●	Exemption from quorum requirements for shareholder meetings;

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

●	Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;

●	Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We currently have only director who serves on the compensation committee who meets the heightened independence standards for members of a compensation committee; and

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The Company has elected to: (a) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance, and potential issuance of its Ordinary Shares (or securities convertible into or exercisable for its Ordinary Shares) at price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance, (b) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(c) to seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan or arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants, and (c) follow home country practice in lieu of the requirements under Nasdaq Rule 5620(a) that the Company hold an annual meeting of shareholders no later than one year after the end of each fiscal year.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

B. Compensation

For the fiscal years ended March 31, 2026 and 2025, we paid an aggregate of HK$8,080,203 (approximately US$1,030,638) and HK$7,637,243, respectively, as compensation to our directors and executive officers as well as an aggregate of HK$54,000 (approximately US$6,888) and HK$54,000, respectively, as contributions to the Mandatory Provident Fund or MPF, a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

Employment Agreements

Former CEO Employment Agreement

On February 1, 2023, we entered into an employment agreement with Lau Chi Fung, our Chief Executive Officer (the “CEO Employment Agreement”). Pursuant to the CEO Employment Agreement, the Company shall pay to Mr. Lau a monthly base salary of HK$600,000, payable by 12 equal installments of HK$50,000 per month equivalent to $6,417.30 per month (the “Service Fees”). In addition to Service Fees, Mr. Lau is entitled to receive entitled to a housing allowance of HK$42,000 per month and an annual bonus, subject to annual approval of independent directors of the Company, based on his performance.

On July 18, 2025, the Board approved to increase the base salary to Mr. Fung, to US$23,000 per month, effective February 1, 2025. In addition, the Board approved grating an annual bonus to Mr. Fung in the amount of $250,000.

On August 12, 2025, the Company and Mr. Lau entered into Amendment #1 to the CEO Employment Agreement, to reflect the increased salary in the amount of $23,000 per month, effective February 1, 2025.

The CEO Employment Agreement, as amended, may be terminated by either party with advance notice. The Company may also terminate the agreement without notice or payment in lieu in the event of willful disobedience, misconduct, fraud, dishonesty, habitual neglect of duties, or on any other grounds permitted under common law.

CEO Employment Agreement

Effective October 31, 2025 the Board appointed Ms. Guo Bin to serve as the Company’s Chief Executive Officer and as a director. The appointment of Ms. Guo as the Chief Executive Officer and as a director has no specific term and can be terminated by either Ms. Guo the Company at any time without advance notice.

In connection with her service as Chief Executive Officer and as a member of the Board, Ms. Bin Guo will be entitled to a monthly base salary of US$4,500, payable at the end of each month, and an annual bonus equal to one month’s base salary (or a pro rata portion thereof based on her length of service during the calendar year). Her employment may be terminated by either party with one month’s notice. The Company may also terminate the agreement without notice or payment in lieu in the event of willful disobedience, misconduct, fraud, dishonesty, habitual neglect of duties, or on any other grounds permitted under common law.

Former CFO Employment Agreement

In 2024, we entered into an employment agreement with Mr. Mok Ka Wah (the “Former CFO Employment Agreement”). Pursuant to the Former CFO Employment Agreement, Mr. Mok is entitled to receive a monthly base salary of HK$30,000, payable at the end of each month, and an annual bonus equal to one month’s base salary (or a pro rata portion thereof based on his length of service during the calendar year). The Former CFO Employment Agreement may be terminated by either party with one month’s notice. The Company may also terminate the agreement without notice or payment in lieu in the event of willful disobedience, misconduct, fraud, dishonesty, habitual neglect of duties, or on any other grounds permitted under common law.

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

C. Board Practices

Board of Directors

Our board of directors consists of five directors, three of whom are “independent” as defined by the rules of the SEC and Nasdaq. Effective July 31, 2025, Mr. Siu Chun Pong resigned as a director of the Company. Subsequently, on October 31, 2025, Mr. Ip Ka Hang and Mr. Lam Kai Kwan resigned as directors, and Mr. Yi Wu was appointed as an independent director to succeed Mr. Ip. Effective June 30, 2026, Ms. Ka Man Chan and Mr. Ho Yin Lai resigned as directors, and Ms. Ke Tian and Mr. Junteng Lin was appointed as an independent director to succeed Ms. Ka and Mr. Ho. Following these changes, our current board members are Ms. Bin Guo, Ms. Juan Yang, Mr. Yi Wu, Ms. Ke Tian, and Mr. Junteng Lin. There were no disagreements between the Company and the resigning directors on any matter relating to the Company’s operations, policies, or practices.

Duties of Directors

Under BVI law, our directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly and in good faith and in what the director believes to be in our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances when exercising powers or performing duties as a director. In fulfilling their duty of care to us, our directors must ensure compliance with our company Memorandum and Articles of Association (as may be amended from time to time) We have the right to seek damages if a duty owed by our directors is breached.

A director must exercise his powers as a director for a proper purpose and must not act, or agree to us acting, in a manner that contravenes the BCA or the Memorandum and Articles of Association . When exercising his powers or performing his duties as a director, a director is entitled to rely upon the register of members and upon books, records, financial statements and other information prepared or supplied, and on professional or expert advice given to him. However, such reliance is subject to the director acting in good faith, making proper enquiry where indicated by the circumstances and having no knowledge that reliance on the matter is not warranted. Under the BCA, our directors have all the powers necessary for managing, and for directing and supervising, our business and affairs, including but not limited to exercising the borrowing powers of the company and mortgaging the property of the company, as well as executing checks, promissory notes and other negotiable instruments on behalf of the company.

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

Audit Committee

Each of Ms. Tian, Mr. Wu, and Mr. Lin are members of our Audit Committee, where Ms. Tian serves as the chair. All proposed members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

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

The Audit Committee has determined that Ms. Tian possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Each of Ms. Tian, Mr. Wu, and Mr. Lin are members of our Compensation Committee and Mr. Lin serves as the chair. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. The board of directors has adopted and approved a charter for the Compensation Committee. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Each of Ms. Tian, Mr. Wu, and Mr. Lin are the members of our Nominating and Governance Committee where Mr. Wu serves as the chair. All members of our Nominating and Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. The board of directors has adopted and approved a charter for the Nominating and Governance Committee. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible for identity and propose new potential director nominees to the board of directors for consideration and review our corporate governance policies.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers
Bin Guo, Chief Executive Officer, Director	0	0%
Juan Yang, Chief Financial Officer, Director	0	0
Yi Wu, Director	0	0%
Junteng Lin, Director	0	0
Ke Tian, Director	0	0
Total Directors and Executive Officers (6 persons)	0	0%

5% stockholders
Siu Chun Pong	1,430,000	9.35%
ALT CO LTD(1)	4,880,000	31.90%
Lau Chi Fung	2,860,000	18.69%
Lam Kai Kwan	2,080,000	13.59%

(1)	ALT CO LTD, a Seychelles limited company, is wholly-owned by Mr. Shum Tsz Cheung, a former shareholder of the Company and the former majority shareholder of CTRL Media. Mr. Shum is the director of ALT CO LTD and controls the voting power of the company. The registered address of ALT CO LTD is: Vistra Corporate Services Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following is a summary of transactions for and the three years ended March 31, 2026 and up to the date of this report to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Controlling Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under Item 6.B. Compensation.

Since 2015 through the present, Act Media Co. Limited, whose sole director and shareholder is our shareholder, Mr. Shum Tsz Cheung, has been a supplier of television, web banner and outdoor advertising services for the Company (mainly outdoor). The total transaction value was HK$1,143,650 (US$145,874), HK$1,415,546 and HK$3,934,433 for the years ended March 31, 2026, 2025 and 2024, respectively.

Since 2015 through the present, Act Media Co. Limited, whose sole director and shareholder is our shareholder, Mr. Shum Tsz Cheung, has been a supplier of CTRL Media mainly in providing the performance fee of our celebrities. The total transaction value was HK$ nil (US$ nil), HK$23,300 (US$ 2,995) and HK28,200 for the years ended March 31, 2026, 2025 and 2024, respectively.

Since 2015 through the present, Act Media Co. Limited, whose sole director and shareholder is our shareholder, Mr. Shum Tsz Cheung, has been a customer of CTRL Media in purchasing celebrity influencer online advertising services. The total transaction value was HK$1,387,091 (US$176,925), HK$290,200 and HK$1,045,200 for the years ended March 31, 2026, 2025 and 2024, respectively.

Since 2015 through the present, Act Media Co. Limited, whose sole director and shareholder is our shareholder, Mr. Shum Tsz Cheung, has been a customer of CTRL Media in purchasing celebrity influencer services. The total transaction value was HK$145,000 (US$18,495), HK$33,600 and HK$46,000 for the years ended March 31, 2026, 2025 and 2024, respectively.

Since 2017 through the present, I am Media Limited, whose sole director and shareholder is our shareholder, Mr. Shum Tsz Cheung, has been a supplier of CTRL Media in providing advertising services (mainly outdoor). The total transaction value was HK$73,500 (US$9,375), HK$189,375 and HK$535,875 for the years ended March 31, 2026, 2025 and 2024, respectively.

Since 2017 through the present, Pump Studio Limited, whose director and sole shareholder is our Chief Executive Officer, Mr. Lau Chi Fung, has been a supplier of CTRL Media mainly in providing the performance fee of our celebrities. The total transaction value was HK$61,000 (US$7,781), HK$ nil and HK$ nil for the years ended March 31, 2026, 2025 and 2024, respectively.

Since 2017 through the present, Pump Studio Limited, whose director and sole shareholder is our Chief Executive Officer, Mr. Lau Chi Fung, has been a supplier of television, web banner and outdoor advertising services. The total transaction value was HK$162,459 (US$20,722), HK$ nil and HK$17,500 for the years ended March 31, 2026, 2025 and 2024, respectively.

Since 2017 through the present, Pump Studio Limited, whose director and sole shareholder is our Chief Executive Officer, Mr. Lau Chi Fung, has been a customer of CTRL Media in providing advertising services (mainly outdoor). The total transaction value was HK$441,068 (US$56,259), HK$157,850 and HK$165,000 for the years ended March 31, 2026, 2025 and 2024, respectively.

Since 2017 through the present, Pump Studio Limited, whose director and sole shareholder is our Chief Executive Officer, Mr. Lau Chi Fung, has been a customer of CTRL Media in providing other services (mainly outdoor). The total transaction value was HK$86,876 (US$11,081), HK$ nil and HK$190,000 for the years ended March 31, 2026, 2025 and 2024, respectively.

2017 through the present, Pump Studio Limited, whose director and sole shareholder is our Chief Executive Officer, Mr. Lau Chi Fung, has been a customer of CTRL Media in purchasing celebrity influencer services. The total transaction value was HK$6,077 (US$775), HK$ nil and HK$ nil for the years ended March 31, 2026, 2025 and 2024, respectively.

Since 2017 through the present, Pump Studio Limited, whose sole director and shareholder is our Chief Executive Officer, Mr. Lau Chi Fung, has been a supplier of CTRL Media Limited in providing other services. The total transaction value was HK$564,360 (US$71,985), HK$18,467 and HK$ nil for the years ended March 31, 2026, 2025 and 2024, respectively.

Since 2025 through the present, Dignity Private Limited, whose sole director and shareholder is our shareholder, Mr. Shum Tsz Cheung, has been a consultant of the Company in providing consulting services. The total transaction value was HK$1,873,056 (US$238,910), HK$ nil and HK$ nil for the years ended March 31, 2026, 2025 and 2024, respectively.

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

Dividend Policy

As of March 31, 2026 and 2025, the outstanding dividends payable are HK$ nil (US$ nil) and HK$ nil, respectively.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Capital Market since January 22, 2025 under the symbol “MCTR”.

On Wednesday, December 10, 2025, the Company changed the trading symbol for the Ordinary Shares to “TJGC”.

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

Registered Direct Offering in April 2026

On April 15, 2026, the Company entered into securities purchase agreements with certain investors to issue and sell 15,000,000 no-par value ordinary shares in a best-efforts offering at a price of US$0.40 per share, generating aggregate gross proceeds of US$6,000,000. The offering was conducted under the Form F-1 registration statement (File No. 333-294243), which was declared effective by the SEC on the same date.

The Nasdaq closing price of our Ordinary Shares on April 14, 2026 was US$0.9399. This offering has no minimum share volume or gross proceeds requirement for closing. Eddid Securities USA Inc. served as the exclusive placement agent. Neither party established an escrow or trust account for investor funds, as the placement agent did not take possession of investor proceeds. The placement agent had no obligation to purchase the offered shares or secure a fixed transaction size.

As consideration for its services, the Company paid the placement agent a cash fee equal to 4% of the gross proceeds, or US$240,000, together with other customary compensation. The offering closed on April 16, 2026. Our ordinary shares are listed on the Nasdaq Capital Market under the ticker symbol “TJGC”.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On April 15, 2026, the Company entered into securities purchase agreements with certain investors to issue and sell 15,000,000 no-par value ordinary shares in a best-efforts offering at a price of US$0.40 per share, generating aggregate gross proceeds of US$6,000,000. The offering was conducted under the Form F-1 registration statement (File No. 333-294243), which was declared effective by the SEC on the same date. The Nasdaq closing price of our ordinary shares on April 14, 2026 was US$0.9399. This offering has no minimum share volume or gross proceeds requirement for closing. Eddid Securities USA Inc. served as the exclusive placement agent. Neither party established an escrow or trust account for investor funds, as the placement agent did not take possession of investor proceeds. The placement agent had no obligation to purchase the offered shares or secure a fixed transaction size. As consideration for its services, the Company paid the placement agent a cash fee equal to 4% of the gross proceeds, or US$240,000, together with other customary compensation. The offering closed on April 16, 2026. Our ordinary shares are listed on the Nasdaq Capital Market under the ticker symbol “TJGC”.

The April 2026 Registered Direct Offering generated gross proceeds to the Company of US$6,000,000. The net proceeds after deducting estimated placement agent fees and estimated offering expenses payable by us were approximately US$5,435,772. The Company intends to use the proceeds for investment in artificial intelligence research and development and product enhancement; market expansion and strategic partnerships; potential mergers and acquisitions; and working capital and other general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of March 31, 2026.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of March 31, 2026, due to a material weakness in our internal control over financial reporting. Specifically, we currently lack sufficient accounting personnel with the appropriate level of knowledge, experience and training in GAAP and SEC reporting requirements.

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

Management assessed our internal control over financial reporting as of March 31, 2026.The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management’s assessment using the COSO criteria, our CEO and CFO concluded that our internal control over financial reporting as of March 31, 2026 was ineffective.  We have taken, and are taking, certain actions to remediate the material weakness related to our lack of US GAAP and SEC reporting experience. We engaged a consultant with US GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with US GAAP.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of three members, TIAN Ke, WU Yi and LIN Junteng. Our board of directors has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that audit committee financial expert is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets NASDAQ’s financial sophistication requirements due to her current and past experience in various companies in which she was responsible for, amongst others, the financial oversight responsibilities.

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

	Year Ended March 31,
	2026	2025
Audit Fees*	$130,000	$160,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. Currently, we have elected to follow home country practice in British Virgin Islands in lieu of the requirements of the Rule 5600 Series of the Nasdaq Stock Market LLC Rules (with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3)), as well as Rule 5250(b)(3) and Rule 5250(d) of the Nasdaq Stock Market LLC Rules. As required by Rule 5615(a)(3), we will disclose in this Annual Report and on our official website each requirement of the Rule 5600 Series that we do not follow and describe the home country practice followed in lieu of such requirements. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards. For further details, please refer to the section titled “Risks Related to Our Ordinary Shares - We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by the registrant on November 21, 2025.
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Form F-1/A Registration Statement filed by the registrant on November 4, 2024 (registration no. 333-277979)
4.1	Form of Securities Purchase Agreement.
8.1*	List of Subsidiaries
10.1	Underwriting Agreement between CTRL Group Limited and R. F. Lafferty & Co., Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 6-K filed by the registrant on January 22, 2025
10.2	Employment Agreement dated February 1, 2023, between CTRL Group Limited and Lau Chi Fung (incorporated by reference to Exhibit 10.1 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
10.3	Employment Agreement between CTRL Group Limited and Mok Ka Wah (incorporated by reference to Exhibit 10.2 to the Form F-1/A Registration Statement filed by the registrant on November 4, 2024 (registration no. 333-277979)
10.4	Employment Agreement between CTRL Group Limited and Yang Juan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the registrant on July 31, 2025)
10.5	Form of Cosplayer Agreement (incorporated by reference to Exhibit 10.3 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
10.6	Form of Exclusive Cooperation Agreement (incorporated by reference to Exhibit 10.4 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
10.7	Marketing Outsourcing Cooperation Framework Agreement between CTRL Media Limited and Efun Company Limited (incorporated by reference to Exhibit 10.5 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
10.8	Rent Sharing Agreement dated July 15, 2023 between Efun Company Limited and Ctrl Media Limited (incorporated by reference to Exhibit 10.6 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
10.9

Rent Sharing Agreement dated July 15, 2025 between CTRL Media Limited and Efun Company Limited (incorporated by reference to Exhibit 10.9 to the annual report on Form 20-F (File No. 001-42483) filed with the SEC on July 31, 2025).

10.10	Non-Revolving Term Loan Facility Agreement dated March 7, 2023 between Ctrl Media Limited and The Bank of East Asia (incorporated by reference to Exhibit 10.7 to the Form F-1 Registration Statement filed by the registrant on March 15, 2024 (registration no. 333-277979)
10.11

Game Development Agreement dated March 7, 2025 between CTRL Games Limited and Esport Games Limited (incorporated by reference to Exhibit 10.11 to the annual report on Form 20-F (File No. 001-42483) filed with the SEC on July 31, 2025).

10.12

Form of Cooperative Investment Agreement dated February 14, 2025, between CTRL Solutions Limited and CR Entertainment and Production Limited (incorporated by reference to Exhibit 10.12 to the annual report on Form 20-F (File No. 001-42483) filed with the SEC on July 31, 2025).

10.13

Exhibition Events Joint Investment Agreement dated February 14, 2025 between CTRL Solutions Limited and CR Entertainment and Production Limited (incorporated by reference to Exhibit 10.13 to the annual report on Form 20-F (File No. 001-42483) filed with the SEC on July 31, 2025).

10.14

Amendment #1 to Employment Agreement between CTRL Group Limited and Lau Chi Fung dated August 12, 2025 (incorporated by reference to Exhibit 10.14 to the annual report on Form 20-F (File No. 001-42483) filed with the SEC on July 31, 2025).

10.15*	Employment Agreement between CTRL GROUP LIMITED and Guo Bin dated October 31, 2025
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-42483) filed with the SEC on July 31, 2025).
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Form F-1/A Registration Statement filed by the registrant on November 4, 2024 (registration no. 333-277979)
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-42483) filed with the SEC on July 31, 2025).
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorize the undersigned to sign this annual report on its behalf.

Date: July 22, 2026	TJGC GROUP LIMITED

	By:	/s/ Bin Guo
	Name:	Bin Guo
	Title:	Chief Executive Officer

TJGC GROUP LIMITED (FORMERLY KNOWN AS CTRL GROUP LIMITED) AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

TJGC Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TJGC Group Limited (formerly known as Ctrl Group Limited) and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant losses from operations of approximately HK$23.5 million for the year end March 31, 2026 and has accumulated deficit of HK$47.7 million. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Kreit & Chiu CPA LLP

We have served as the Company's auditor since 2022.

Los Angeles, California

July 22, 2026

PCAOB Firm ID: 6651

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Consolidated Balance Sheets
As of March 31, 2026 and 2025

	At March 31,
	2025	2026	2026
	HK$	HK$	US$
Assets
Current assets
Cash and cash equivalents	23,878,899	2,594,617	330,946
Accounts receivable	2,556,293	4,209,155	536,882
Amount due from a related party	244,200	387,123	49,378
Deposits, prepayments and other receivables	5,771,582	16,033,973	2,045,150
Income tax recoverable	630,920	983,298	125,421
Total current assets	33,081,894	24,208,166	3,087,777
Non-current assets
Property and equipment	192,545	122,529	15,629
Games development costs	8,190,000	10,192,000	1,300,000
Right-of-use assets	134,352	532,611	67,935
Total non-current assets	8,516,897	10,847,140	1,383,564
Total assets	41,598,791	35,055,306	4,471,341
Liabilities and Shareholders’ Equity
Current liabilities
Contract liabilities	—	29,125	3,715
Accounts payable	1,287,054	1,673,603	213,470
Amounts due to related parties	54,075	33,920	4,327
Amounts due to directors	—	525,280	67,000
Amounts due to shareholders	1,409,403	5,096,003	650,000
Operating lease liabilities	134,352	397,457	50,696
Accruals and other payables	877,685	5,367,819	684,671
Bank and other borrowings	913,024	9,327,709	1,189,759
Total current liabilities	4,675,593	22,450,916	2,863,638
Non-current liabilities
Operating lease liabilities	—	135,154	17,239
Bank and other borrowings	7,217,849	6,267,000	799,362
Deferred tax liabilities	23,684	14,540	1,855
Total liabilities	11,917,126	28,867,610	3,682,094
Shareholders’ equity
Ordinary shares, authorized to issue an unlimited number of ordinary shares of no par value, 5,100,000 issued and outstanding as of March 31, 2025 and 2026*, respectively	77,500	77,500	9,885
Additional Paid-in Capital	53,833,769	53,833,769	6,866,552
Accumulated other comprehensive loss	(11,983)	(1,875)	(239)
Accumulated deficit	(24,217,621)	(47,721,698)	(6,086,951)
Total shareholders’ equity	29,681,665	6,187,696	789,247
Total liabilities and shareholders’ equity	41,598,791	35,055,306	4,471,341

*	Shares and per-share data have been retroactively restated to reflect the 1-for-3 share consolidation effective May 26, 2026. (See Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended March 31, 2026 and 2025

	For the years ended March 31,
	2025	2026	2026
	HK$	HK$	US$
Revenue	30,472,131	28,717,563	3,662,954
Cost of services	(23,885,710)	(22,532,501)	(2,874,043)
Gross Profit	6,586,421	6,185,062	788,911
Operating Expenses
General and Administrative expense	(22,351,548)	(27,377,958)	(3,492,086)
Impairment loss on games development costs	—	(4,312,000)	(550,000)
Impairment loss of prepayment	(10,593,902)	—	—
Reversal of impairment loss on prepayment	—	3,083,924	393,358
Loss from operation	(26,359,029)	(22,420,972)	(2,859,817)
Other income (expenses)
Other income, net	17,779	414,229	52,835
Other gain (loss)	53,200	(566,243)	(72,225)
Interest expense	(294,642)	(675,671)	(86,183)
Total other income (expenses), net	(223,663)	(827,685)	(105,573)
Loss before tax	(26,582,692)	(23,248,657)	(2,965,390)
Income tax	(253,734)	(255,420)	(32,579)
Net loss	(26,836,426)	(23,504,077)	(2,997,969)
Other comprehensive loss
Foreign currency translation adjustment	(16,276)	10,108	1,289
Total comprehensive loss	(26,852,702)	(23,493,969)	(2,996,680)

Weighted average shares outstanding – basic and diluted	4,476,621	5,100,000	5,100,000

Loss per share – basic and diluted*	(5.99)	(4.61)	(0.59)

*	Shares and per-share data have been retroactively restated to reflect the 1-for-3 share consolidation effective May 26, 2026. (See Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended March 31, 2026 and 2025

	Number of Shares*	Amount	Additional Paid-in Capital	Accumulated other comprehensive income (loss)	Retained Earnings (Accumulated Deficit)	Total
		HK$	HK$	HK$	HK$	HK$
Balance at March 31, 2024	4,333,333	77,500	19,997	4,293	2,618,805	2,720,595

Proceeds from the IPO	766,667	—	71,462,841	—	—	71,462,841
Deferred IPO cost	—	—	(17,649,069)	—	—	(17,649,069)
Net Loss	—	—	—	—	(26,836,426)	(26,836,426)
Foreign currency translation adjustment	—	—	—	(16,276)	—	(16,276)
Balance at March 31, 2025	5,100,000	77,500	53,833,769	(11,983)	(24,217,621)	29,681,665
Net loss	—	—	—	—	(23,504,077)	(23,504,077)
Foreign currency translation adjustment	—	—	—	10,108	—	10,108
Balance at March 31, 2026	5,100,000	77,500	53,833,769	(1,875)	(47,721,698)	6,187,696

		US$	US$	US$	US$	US$
Balance at March 31, 2026	5,100,000	9,885	6,866,552	(239)	(6,086,951)	789,247

*	Shares and per-share data have been retroactively restated to reflect the 1-for-3 share consolidation effective May 26, 2026. (See Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2026 and 2025

	For the years ended March 31,
	2025	2026	2026
	HK$	HK$	US$
Cash flows from operating activities:
Net loss	(26,836,426)	(23,504,077)	(2,997,969)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	75,851	174,966	22,317
Gain on disposal of property and equipment	—	(32,496)	(4,145)
Deferred income tax	(9,078)	(9,144)	(1,166)
Bad debt expenses	449,763	128,675	16,413
Provision for (reversal of) impairment loss on trade receivables	178,751	(258,924)	(33,026)
Impairment loss on prepayment	10,593,902	—	—
Impairment loss on games development costs	—	4,312,000	550,000
Reversal of impairment loss on prepayment	—	(3,083,924)	(393,358)
Operating cash flows before movements in working capital	(15,547,237)	(22,272,924)	(2,840,934)
Accounts receivable	2,695,930	(1,522,613)	(194,211)
Deposits, prepayments and other receivables	(11,686,246)	(7,178,467)	(915,620)
Amounts due from (to) related parties	(1,773,702)	(163,078)	(20,801)
Amounts due to directors	—	525,280	67,000
Amounts due to shareholders	—	1,724,800	220,000
Accounts payable	(492,186)	386,549	49,305
Accruals and other payables	563,472	(255,866)	(32,636)
Contract liabilities	—	29,125	3,715
Income tax payable	(397,816)	(352,378)	(44,947)
Net cash used in operating activities	(26,637,785)	(29,079,572)	(3,709,129)
Cash flows from investing activities:
Payment for capitalized games development costs	(8,190,000)	(1,568,000)	(200,000)
Acquisition of property and equipment	—	(572,454)	(73,017)
Proceeds from disposal of property and equipment	—	500,000	63,776
Net cash used in investing activities	(8,190,000)	(1,640,454)	(209,241)
Cash flows from financing activities:
Advance from a shareholder of the Company	1,409,400	1,961,800	250,230
Deferred IPO costs	(17,649,069)	—	—
Proceeds from initial public offering	71,462,841	—	—
Repayment of bank and other borrowings	(869,127)	(916,164)	(116,858)
New bank and other borrowings raised	—	8,380,000	1,068,877
Net cash provided by financing activities	54,354,045	9,425,636	1,202,249
Translation difference	(16,276)	10,108	1,289
Net increase (decrease) in cash	19,526,260	(21,294,390)	(2,716,121)
Cash, beginning of year	4,368,915	23,878,899	3,045,778
Cash, end of year	23,878,899	2,594,617	330,946

Supplemental information
Cash paid for interest, net	276,675	197,707	25,218
Cash paid for income tax	660,628	616,942	78,692

The accompanying notes are an integral part of these consolidated financial statements.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

TJGC Group Limited (formerly known as CTRL Group Limited) (the “Company” or “TJGC Group”) is a limited liability company established under the laws of the British Virgin Islands on May 13, 2022. Its registered office is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and its principal place of business is situated at Unit F, 12/F, Kaiser Estate Phase 1, 41 Man Yue Street, Hunghom, Kowloon, Hong Kong.

On October 31, 2025, the board of directors of the Company and holders of a majority of the issued and outstanding voting stock of the Company approved a change of the name of the Company from "CTRL Group Limited" to "TJGC Group Limited". The name change was approved by the Registrar of Corporate Affairs in the British Virgin Islands and became effective on November 11, 2025.

TJGC Group is a holding company with no business operations and its principal operating subsidiary is CTRL Media Limited (“CTRL Media”) which is principally engaged in one-stop game advertising.

As of March 31, 2026, the Company had the following wholly-owned subsidiaries:

Name	Place and date of incorporation	Ownership	Principal activity
CTRL Media Limited	Hong Kong June 6, 2014	100%	Principally engaged in one-stop game advertising
CTRL Games Limited (“CTRL Games”)	Hong Kong December 16, 2024	100%	Principally engaged in game publishing
CTRL Solutions Limited (“CTRL Solutions”)	Hong Kong December 16, 2024	100%	Principally engaged in advertising consulting
Tongjiang Group Limited (“Tongjiang Group”)	Hong Kong September 19, 2025	100%	Principally engaged in high-value-added consulting and international trade services
Horgos Gongchuang Huitong Technology Co., Ltd	PRC January 19, 2026	100%	Inactive*

*	- On July 3, 2026, Horgos Gongchuang Huitong passed a resolution to dissolve the company and commence its deregistration and liquidation procedures. The statutory public notice period for the liquidation commenced on July 3, 2026 and will end on August 17, 2026.

Initial Public Offering (“IPO”) and Ticker Symbol Change

On January 23, 2025, the Company closed its IPO of 2,000,000 ordinary shares, at the public offering price of US$4.00 per share. On January 25, 2025, R.F. Lafferty & Co., Inc., as the representative of the underwriters for the IPO, exercised its over-allotment option to purchase an additional 300,000 ordinary shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on January 27, 2025. The IPO and the exercise of the over-allotment option with net proceeds totaling HK$64,093,706 (US$8,238,371) from the offering after deducting underwriting discounts and offering expenses of HK$7,369,135 (US$947,202) from the gross proceeds totaling HK$71,462,841 (US$9,200,000).

The Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “MCTR” on January 22, 2025. Effective at the opening of trading on Wednesday, December 10, 2025, the Company changed its trading symbol on the Nasdaq Stock Market to “TJGC”.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
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

Going concern

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. The Company has incurred significant losses from operations of approximately HK$23.5 million for the year end March 31, 2026 and has accumulated deficit of HK$47.7 million. These factors raise substantial doubt about the Company's ability to continue as a going concern.

To address its capital and liquidity requirements, management has implemented several financing and operational initiatives. Subsequent to the year ended March 31, 2026, on April 16, 2026, the Company successfully closed a registered follow-on public offering, generating gross proceeds of US$6,000,000 (net proceeds of approximately US$5,435,772) to support working capital and general corporate purposes.

Operationally, the Company plans to increase its revenue by strengthen communication and coordination with game companies to accelerate the development speed of games and gaming platforms, explore new advertising sources, and reduce unnecessary cost expenditures. If deemed necessary, management may also seek to raise additional capital by way of admitting strategic investors, conducting further private or public offerings, or by securing loans from banks or other financial institution to support daily operation.

While management believes in the viability of its strategy to generate sufficient revenues and its ability to raise additional funds on reasonable terms and conditions, there can be no assurances to that effect.

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

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
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

Translations of amounts in the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HK$ into US$ for the year ended March 31, 2026 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8400, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, amounts due from/(to) related parties, amount due to a director, deposits and other receivables, accounts payable, amount due to a shareholder, accruals and other payables, operating lease liabilities and bank borrowings are approximate the fair value of the respective assets and liabilities as of March 31, 2026 and 2025 owing to their short-term nature or present value of the assets and liabilities.

Cash and Cash Equivalents

Cash comprise cash at banks and on hand which includes deposits with original maturities of three months or less with commercial banks in Hong Kong. As of March 31, 2026 and 2025, the Company did not have any cash equivalents. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected up to HK$500,000 per account holder in each bank which is a member of the Hong Kong Deposit Protection Scheme.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
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

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses in accordance with the current expected credit loss (CECL) model under ASC 326. The Company estimates its reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Accounts receivable are written off when deemed uncollectible, and any subsequent recoveries are recognized in income when received. During the year ended March 31, 2026, the Company recorded a reversal of the provision for credit losses of HK$258,924 (US$33,026) on the consolidated financial statement related to accounts receivable. As of March 31, 2026, the reserve for credit losses was HK$71,113 (US$9,071).

Deposits, prepayments and other receivables

Deposits represent deposit paid to service providers such as utilities and office rental. Prepayments represent (i) advance payments made to the service providers for the advertising services and the vendors for certain prepaid services such as insurance, (ii) prepayment for exhibitions, (iii) prepaid games and game platform maintenance service fee. Other receivables primarily represent the amount due from a cooperative exhibition service provider. During the year ended March 31, 2026, the Company recorded a reversal of impairment loss on prepayment for exhibitions of HK$3,083,924 (US$393,358). Deposits, prepayments and other receivables are unsecured and are reviewed periodically to determine whether their carrying value have become impaired.

Lease

The Company applies ASU 2016-02 Leases (Topic 842) (“Topic 842”). The lease standard provides practical expedients for an entity ongoing accounting. The Company elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

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

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
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

Games Development Costs

The Company capitalizes eligible games development costs in accordance with ASC 985-20, Costs of Software to Be Sold, Leased, or Marketed, once technological feasibility is established. Costs incurred prior to establishing technological feasibility are expensed as research and development. Capitalized costs are amortized on a product-by-product basis over the estimated economic life of the game, using the greater of the straight-line method or the ratio of current to total estimated future gross revenues. The Company evaluates these assets for impairment at each balance sheet date, recording an impairment loss if the unamortized cost exceeds the estimated net realizable value. As of March 31, 2026, the Company recognized an impairment loss of games development costs of HK$4,312,000 (US$550,000).

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2026 and 2025.

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

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
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

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Revenue Recognition (cont.)

(a) Online advertising

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

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Revenue Recognition (cont.)

The following table presents disaggregated information of revenues by major service lines for the years ended March 31, 2026 and 2025, respectively:

	For the years ended March 31
	2025	2026	2026
	HK$	HK$	US$
Online advertising	10,728,665	10,862,227	1,385,488
Offline advertising and web banner	17,966,617	14,289,326	1,822,618
Strategic planning services	369,124	418,331	53,359
Other services	1,407,725	3,147,679	401,489
	30,472,131	28,717,563	3,662,954

Revenue disaggregated by timing of revenue recognition for the years ended March 31, 2026 and 2025 is disclosed in the table below:

	For the years ended March 31
	2025	2026	2026
	HK$	HK$	US$
Point in time	12,136,390	14,004,721	1,786,316
Over time	18,335,741	14,712,842	1,876,638
	30,472,131	28,717,563	3,662,954

The Company also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. As of March 31, 2026 and 2025, all contracts of the Company were with an original expected duration within one year.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
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

Other Income, net

Other income, net primarily consists of bank interest income, reversals of the provision for credit losses, and reversals of prior-period operational over-accruals. Bank interest income is recognized as earned. Reversals of over-accruals are recognized when the underlying liabilities are settled or are no longer required. Further details regarding the reversal of the provision for credit losses are disclosed in the "Accounts Receivable" note.

Cost of Services

The Company’s cost of services is primarily comprised of the subcontract costs of online advertising, offline advertising cost, exhibition costs, consultation fee, staff costs and other direct costs associated with providing other services, including delivery costs, discount and production costs. These costs are expenses as incurred.

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

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
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

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of March 31, 2026 and 2025, there were no dilutive shares.

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

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence by the same party, such as a family member or relative, shareholder, or a related corporation.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
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

As of March 31, 2026 and 2025, the Company’s deposits its cash with banks located in Hong Kong and Taiwan. In Hong Kong, Deposit Protection Scheme is in place which protects eligible deposits held with banks in Hong Kong. Hong Kong Deposit Protection Board will compensate up to a limit of HK$500,000 to each depositor if the bank which hold eligible deposits fails. In Taiwan, Deposit Insurance provided by the Central Deposit Insurance Corporation are in place which protects eligible deposits held with financial institutions in Taiwan. Central Deposit Insurance Corporation will compensate up to a limit of NT$3 million to each depositor if the financial institution which hold eligible deposits fails. The Company believes that no significant credit risk exists and has not incurred any losses related to such deposits as of March 31, 2026 and 2025.

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

For the years ended March 31, 2026 and 2025, all of the Company’s assets and liabilities were primarily located in Hong Kong and all of the Company’s revenue and cost of services were derived from its subsidiary located in Hong Kong. The Company does not allocate its assets located and expenses incurred outside Hong Kong to its Taiwan branch because these assets and activities are managed at a corporate level. The Company has a concentration of its revenue and accounts receivable with specific customers and cost of sales and accounts payable with specific suppliers.

For the year ended March 31, 2026, four customers accounted for 11.2%, 10.8%, 10.6% and 10.1% of the Company’s total revenue, respectively. For the year ended March 31, 2025, one customer accounted for 10.6% of the Company’s total revenue.

As of March 31, 2026, two customers’ accounts receivable accounted for 23.4% and 18.7% of the total accounts receivable, respectively. As of March 31, 2025, two customers’ accounts receivable accounted for 13.8% and 10.3% of the total accounts receivable, respectively.

For the years ended March 31, 2026 and 2025, no vendor accounted for over 10% of the Company’s total purchase.

As of March 31, 2026, one supplier’s accounts payable accounted for 14.3% of the total accounts payable. As of March 31, 2025, two suppliers’ accounts payable accounted for 26.1% and 22.6% of the total accounts payable, respectively.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
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

Recently Issued Accounting Standards, not yet Adopted by the Company

In November 2024, the ASU 2025-01: Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) issued in January 2025 clarified the effective date of ASU 2024-03 published. ASU 2024-03 expanded the disclosure of financial statements under ASC 220-40 and requires public business entities (“PBE”) to provide a disaggregated disclosure of certain expense captions into specified categories in disclosure within the footnote to the financial statements while it does not change the expense captions on the face of the income statement. In the footnote to the financial statements, PBEs are required to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. This ASU will be effective for PBEs for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is allowed. The Company is evaluating the impact of the adoption of this guidance in its consolidated financial statements.

In July 2025, the FASB released Accounting Standards Updated No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which amends ASC 326-20 by simplifying the measurement of credit losses on current account receivable and current contract assets arising from transactions accounted for under ASC 606. The guidance provides a practical expedient for all entities and an accounting policy election for all private entities. The practical expedient allows entities to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when developing a reasonable and sustainable forecast for estimating expected credit losses on these assets. Entities other than public business entities that elect the practical expedient are permitted to make an accounting election to consider collection activity following the balance sheet date when measuring the estimated credit losses on those assets. This guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods on a prospective basis. Early adoption is permitted. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In December 2025, the FASB issued Accounting Standards Update No. 2025-11, “Interim Reporting (Topic 270), Narrow-Scope Improvements”. While this guidance does not change the fundamental nature of interim reporting or amend the current interim disclosure requirements, intends to improve the navigability of the required interim disclosures and clarify when that guidance is applicable and provides additional guidance on what disclosures should be included in interim reporting periods. It also requires entities to disclose events since the end of the last annual reporting period that have a significant impact on the entity. Under ASU 2025-11, all public entities are required to adopt this guidance for interim periods within annual periods beginning after December 15, 2027. This guidance is effective for entities other than public business entities for interim periods within annual periods beginning after December 15, 2028. The guidance can be applied either prospectively or retrospectively to any or all period periods presented in the financial statements. Early adoption is permitted for all entities. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and statements of cash flows.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Notes to Consolidated Financial Statements

3. Accounts Receivable

Accounts receivable consisted of the following as of March 31:

	2025	2026	2026
	HK$	HK$	US$
Accounts receivable	2,886,330	4,280,268	545,953
Provision of credit losses	(330,037)	(71,113)	(9,071)
Total Accounts receivable	2,556,293	4,209,155	536,882

4. Contract Assets and Liabilities

The Company’s contract assets typically represent advertising services, such as TV, web banner and other offline advertising, and exhibition services, that the Company has performed and transferred to a customer while the contractual advertising or exhibition period has not finished. When the pre-determined advertising period is completed, accounts receivable will be recognized with invoices issued. The Company had no contract assets as of March 31, 2026 and 2025.

The Company’s contract liabilities include payments received in advance of performance under offline advertising and web banner service contracts which will be recognized as revenue as the Company executed the one-stop advertising services with customers under the contract.

None of the contract liabilities is expected to be recognized as income after more than one year recognized as revenue, respectively.

Contract liabilities consisted of the following as of March 31:

	2025	2026	2026
	HK$	HK$	US$
Balance as of April 1, 2024 and 2025	—	—	—
Additions	—	29,125	3,715
Revenue recognized	—	—	—
Balance as of March 31, 2025 and 2026	—	29,125	3,715

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Notes to Consolidated Financial Statements

5. Deposits, prepayments and other receivables

Deposits, prepayments and other receivables consisted of the following as of March 31:

	2025	2026	2026
	HK$	HK$	US$
Rental deposits	45,960	44,500	5,676
Prepayments
– Prepayments for services	1,026,124	2,453,026	312,886
– Prepayments for exhibition cost (a)	15,292,500	—	—
Less: Impairment on the prepayment (a)	(10,593,902)	—	—
Other receivables (a)	900	13,536,447	1,726,588
Deposits, Prepayments and Other Receivables, net	5,771,582	16,033,973	2,045,150

(a)

On February 14, 2025, CTRL Solutions entered into four cooperative investment agreements with an exhibition service provider. The total value of the four cooperative investment agreements is HK$15,292,500. The exhibition partner would coordinate and organize four exhibitions during the year ended March 31, 2026. After the management reviewed the exhibition that already held and projected results of other exhibitions, the management impaired the prepayment of HK$10,593,902 as of March 31, 2025.

During the year ended March 31, 2026, the four previously scheduled exhibitions and one additional exhibition contracted during the year were completed. The total gross exhibition cost incurred for these five exhibitions amounted to HK$21,542,500. Upon completion, the Company recognized the net financial impact of these events as a loss on exhibitions held of HK$496,075 within the Company’s other loss in the consolidated statements of operations. Additionally, the remaining recoverable balance of the prepaid exhibition costs due from the exhibition service provider, amounting to HK$13,536,447, was classified as other receivables. Furthermore, based on the actual financial results of the exhibitions, the Company recorded a reversal of the previously recognized impairment loss in the amount of HK$3,083,924 (US$393,358).

6. Games development costs

Games development costs consisted of the following as of March 31:

	2025	2026	2026
	HK$	HK$	US$
Games development costs	8,190,000	14,504,000	1,850,000
Less: Impairment on the prepayment	—	(4,312,000)	(550,000)
Games development costs, net	8,190,000	10,192,000	1,300,000

On March 7, 2025, CTRL Games entered into a game development agreement with a service provider to develop mobile games platform for a total consideration of US$2.1 million. On January 30, 2026, the parties executed a supplemental agreement, mutually reducing the total contract consideration to US$1.9 million. During the year ended March 31, 2026, CTRL Games entered into a separate agreement with an independent game developer to build a game membership platform webpage and a software development kit which amounted to US$0.2 million. The Company anticipates officially launching the platform and related games to the public during the year ending March 31, 2027. As of March 31, 2026, the Company performed a recoverability assessment of the prepaid development costs. Based on an analysis of the latest projected future cash flows associated with the games, the Company determined that the carrying amount of the prepayments exceed their estimated fair value. Consequently, the Company recorded an impairment loss of HK$ 4,312,000 (US$550,000) for the year ended March 31, 2026.

7. Property and equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following as of March 31:

	2025	2026	2026
	HK$	HK$	US$
Office equipment	14,488	14,488	1,848
Leasehold improvements	246,332	246,332	31,420
Motor Vehicles	350,082	350,082	44,653
Less: accumulated depreciation	(418,357)	(488,373)	(62,292)
Net book value	192,545	122,529	15,629

Depreciation expense of property and equipment totaled HK$174,966 (US$22,317) and HK$75,851 for the years ended March 31, 2026 and 2025, respectively.

During the year ended March 31, 2026, the Company acquired and subsequently disposed of a motor vehicle with an original cost of HK$572,454 (US$73,017). At the time of disposal, the vehicle had a net carrying value of HK$467,504, representing its original cost less accumulated depreciation of HK$104,950. The Company received cash proceeds of HK$500,000 (US$63,776) from the disposal, resulting in a gain on disposal of HK$32,496 (US$4,145). This gain has been recognized within the Company’s other income, net in the consolidated statements of operations.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Notes to Consolidated Financial Statements

 8. Leases

The Company leases office under non-cancelable operating lease agreement. Per the new lease standard ASC 842-10-55, this lease is treated as operating leases. Management determined the incremental borrowing rate was 3.0% for the lease that began in 2025 according to the actual effective interest rate on the Company’s concurrent bank borrowing at the inception of the lease. This lease is on a fixed payment basis. None of the leases include contingent rentals.

Description of lease	Lease term
Office at Hung Hom, Hong Kong	2 years from July 16, 2023 to July 15, 2025
Office at Hung Hom, Hong Kong	2 years from July 16, 2025 to July 15, 2027

(a) Amounts recognized in the consolidated balance sheets:

	2025	2026	2026
	HK$	HK$	US$
Right-of-use assets	134,352	532,611	67,935

Operating lease liabilities – current	134,352	397,457	50,696
Operating lease liabilities – non-current	—	135,154	17,239
	134,352	532,611	67,935

Weighted average remaining lease term (in years)	0.3	1.3
Weighted average discount rate (%)	5.9	3.0

For the years ended March 31, 2026 and 2025, the Company incurred total operating lease expense of HK$408,000 (US$52,041) and HK$408,000, respectively.

(b) The following table sets forth the remaining contractual maturities of the Company:

	HK$	US$
For the year ended March 31,
2027	408,000	52,041
2028	136,000	17,347
Total future lease payments	544,000	69,388
Less: imputed interest	(11,389)	(1,453)
Present value of lease liabilities	532,611	67,935

9. Accruals and other payables

Components of accruals and other payables are as follows as of March 31:

	2025	2026	2026
	HK$	HK$	US$
Accruals	877,685	117,527	14,991
Accrued games development costs	—	4,704,000	600,000
Accrued interest expense	—	452,784	57,753
Other payables	—	93,508	11,927
	877,685	5,367,819	684,671

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Notes to Consolidated Financial Statements

10. Bank and other borrowings

Components of bank and other borrowings are as follows as of March 31:

	2025	2026	2026
	HK$	HK$	US$
The Bank of East Asia Limited (a)	8,130,873	7,214,709	920,243
A licensed money lender in Hong Kong (b)	—	8,380,000	1,068,878
Total	8,130,873	15,594,709	1,989,121
Less: bank and other borrowings – current	(913,024)	(9,327,709)	(1,189,759)
Bank and other borrowings – non-current	7,217,849	6,267,000	799,362

(a)

Bank loan

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

Interest expenses pertaining to the above bank loan for the years ended March 31, 2026 and 2025 amounted to HK$224,460 (US$28,630) and HK$294,642 respectively. The weighted average annual interest rate for the years ended 31 March 31, 2026 and 2025 was 2.94% and 3.45%, respectively.

(b)

Other borrowing from a licensed money lender in Hong Kong

On September 15, 2025, the Company’s wholly-owned subsidiary, CTRL Solutions, entered into a short-term loan agreement with an independent third-party licensed money lender providing for a loan facility of up to US$2,000,000. The loan bore interest at a rate of 12% per annum upon the first drawdown date. Under the terms of the agreement, the outstanding principal and interest were initially due four months from the agreement date; however, the parties subsequently agreed to establish the final repayment date as July 31, 2026.

Interest expenses pertaining to the above other borrowing for the years ended March 31, 2026 amounted to HK$451,211 (US$57,553).

Maturities of the bank and other borrowings were as follows:

	2025	2026	2026
	HK$	HK$	US$
For the year ended March 31,
2026	1,144,464	—	—
2027	1,144,464	10,298,632	1,313,601
2028	1,144,464	1,134,228	144,672
2029	1,144,464	1,134,228	144,672
2030	1,144,464	1,134,228	144,672
More than five years	3,433,355	3,402,684	434,016
Total Bank borrowing – non-current	9,155,675	17,104,000	2,181,633
Less: Imputed interest	(1,024,802)	(1,509,291)	(192,512)
Total	8,130,873	15,594,709	1,989,121

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Notes to Consolidated Financial Statements

11. Income Tax

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

For the years ended March 31, 2026 and 2025, CTRL Media did not select the two-tier tax rate for income tax provision and a tax rate of 16.5% is applicable on all assessable profits.

The components of the income tax provision are as follows:

	For the year ended March 31,
	2025	2026	2026
	HK$	HK$	US$
Current income tax	262,812	264,564	33,745
Deferred income tax	(9,078)	(9,144)	(1,166)
	253,734	255,420	32,579

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Notes to Consolidated Financial Statements

11. Income Tax (cont.)

Reconciliation between the provision for income tax computed by applying the Hong Kong Profits Tax rate of 16.5% to loss before income tax and the actual provision of income tax is as follows:

	For the year ended March 31,
	2025	2026	2026
	HK$	HK$	US$
Loss before income tax	(26,582,692)	(23,248,657)	(2,965,390)
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income tax computed at Hong Kong Profits Tax rate	(4,386,145)	(3,836,028)	(489,289)

Reconciling items:
Tax effect of income that is not taxable	(3,999)	(1,620)	(207)
Tax effect of expenses that is not deductible	57,014	22,000	2,806
Tax effect of different tax rates in other jurisdiction	2,832,350	3,070,972	391,706
Over provision for pervious year	(138,766)	1,656,018	211,227
Tax concession	(3,000)	(3,000)	(383)
Valuation allowance	1,896,278	(652,921)	(83,281)
Others	2	(1)	—
Income tax	253,734	255,420	32,579

 (b) Deferred Tax Assets and Liabilities

The Company measures deferred tax liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax assets and liabilities are as follows:

	For the year ended March 31,
	2025	2026	2026
	HK$	HK$	US$
Deferred tax assets
Impairment loss on accounts receivable	54,456	11,734	1,496
Impairment loss (reversal of impairment loss) on prepayments	1,747,994	—	—
Impairment loss on games development costs	—	711,480	90,750
Net operation loss carrying forward	93,828	520,143	66,345
Total deferred tax assets, net	1,896,278	1,243,356	158,591
Less: valuation allowance	(1,896,278)	(1,243,356)	(158,591)
Deferred tax assets, net	—	—	—

	For the year ended March 31,
	2025	2026	2026
	HK$	HK$	US$
Deferred tax liabilities
Depreciation of property and equipment	(23,684)	(14,540)	(1,855)

(c) Uncertainty of Tax Position

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2026 and 2025, the Company did not have any recognized potential tax benefits nor potential underpaid income tax from any interests and penalties and is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. The Company believes there are no uncertain tax positions as at March 31, 2026 and 2025, and did not expect its assessment regarding unrecognized tax positions will materially change over the next 12 months.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries

Notes to Consolidated Financial Statements

12. Other income, net

Other income, net consisted of the following for the year ended March 31:

	2025	2026	2026
	HK$	HK$	US$
Bank interest income, net	17,966	26,753	3,413
Reversal of accounts receivable allowance	—	258,924	33,026
Reversal of accrued expenses	—	128,031	16,330
Others	(187)	521	66
	17,779	414,229	52,835

13. Other gain (loss)

Other gain (loss) consisted of the following for the year ended March 31:

	2025	2026	2026
	HK$	HK$	US$
Exchange gain and (loss), net	53,200	(102,664)	(13,095)
Loss on exhibitions held (a)	—	(496,075)	(63,275)
Gain on disposal of property and equipment	—	32,496	4,145
	53,200	(566,243)	(72,225)

(a)	During the year ended March 31, 2026, the Company completed five cooperative exhibitions. The loss on exhibitions held is presented on a net basis, consisting of gross exhibition costs of HK$21,542,500, offset by exhibition costs receivable of HK$13,536,447 and an accumulated impairment loss of HK$7,509,978 upon completion.

14. Related Party Balance and Transactions

a. Due from related party

The following is a list of related party which the Company has balance with:

(a)	Act Media Co. Limited, controlled by shareholder, Mr. Shum Tsz Cheung, of the Company.

(b)	Pump Studio Limited, controlled by Mr. Lau Chi Fung, a shareholder and member of the Company’s key management personnel.

As of March 31, 2026 and 2025, the balances of amounts due from a related party were as follows:

		2025	2026	2026
		HK$	HK$	US$
Act Media Co. Limited (a)	(1)	54,200	387,123	49,378
Pump Studio Limited (b)	(2)	190,000	—	—
		244,200	387,123	49,378

(1)	The balance represented the account receivable from Act Media Co. Limited which were advertising service that the Company provided. The amount was trade in nature, unsecured, interest-free and within general credit period.

(2)	The balance represented the account receivable from Pump Studio Limited which was other service that the Company provided. The amount was trade in nature, unsecured, interest-free and within general credit period.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Notes to Consolidated Financial Statements

14. Related Party Balance and Transactions (cont.)

b.	Due to related parties, a director and a shareholder

The following is a list of related parties which the Company has balances with:

(a)	Mr. Shum Tsz Cheung, a shareholder of the Company.

(b)	Act Media Co. Limited, controlled by shareholder, Mr. Shum Tsz Cheung, of the Company.

(c)	Mr. Chen Wei, a director of the Company’s subsidiary, Tongjiang Group.

(d)	I am Media Limited, controlled by shareholder, Mr. Shum Tsz Cheung, of the Company.

(e)	Mr. Lau Chi Fung, a shareholder and member of the Company’s key management personnel.

(f)	Mr. Lam Kai Kwan, a shareholder and member of the Company’s key management personnel.

(g)	Mr. Siu Chun Pong, a shareholder and member of the Company’s key management personnel.

(h)	Ms. Bin Guo, Chief Executive Officer and a director of the Company.

(i)	Ms. Juan Yang, Chief Financial Officer and a director of the Company.

(j)	Mr. Yi Wu, an independent director of the Company.

As of March 31, 2026 and 2025, the balances of amounts due to related parties were as follows:

		2025	2026	2026
		HK$	HK$	US$
Mr. Shum Tsz Cheung (a)	(1)	1,409,403	3,371,203	430,000
Act Media Co. Limited (b)	(2)	54,075	—	—
Mr. Chen Wei (c)	(3)	—	7,670	979
I am Media Limited (d)	(4)	—	26,250	3,348
Mr. Lau Chi Fung (e)	(5)	—	721,280	92,000
Mr. Lam Kai Kwan (f)	(5)	—	564,480	72,000
Mr. Siu Chun Pong (g)	(5)	—	439,040	56,000
Ms. Bin Guo (h)	(6)	—	176,400	22,500
Ms. Juan Yang (i)	(6)	—	250,880	32,000
Mr. Yi Wu (j)	(6)	—	98,000	12,500
		1,463,478	5,655,203	721,327

(1)	The balance represented the advance from the shareholder. The amount was unsecured, interest-free and repayable on demand.
(2)	The balance represented the account payable from Act Media Co. Limited which were advertising service that provided to the Company. The amount was trade in nature, unsecured, interest-free and within general credit period.
(3)	The balance represented the advance from the director of a subsidiary. The amount was unsecured, interest-free and repayable on demand.
(4)	The balance represented the account payable from I am Media Limited which were advertising service that provided to the Company. The amount was trade in nature, unsecured, interest-free and within general credit period.
(5)	The balances represented the service fee payable to the shareholders and members of the Company’s key management personnel. The amount was unsecured, interest-free and repayable on demand.
(6)	The balances represented the service fee payable to the directors. The amount was unsecured, interest-free and repayable on demand.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Notes to Consolidated Financial Statements

14. Related Party Balance and Transactions (cont.)

c.	Related party transactions

The following is a list of related parties which the Company has transactions with:

(a)	Act Media Co. Limited, controlled by shareholder, Mr. Shum Tsz Cheung, of the Company.

(b)	I am Media Limited, controlled by shareholder, Mr. Shum Tsz Cheung, of the Company.

(c)	Pump Studio Limited, controlled by Mr. Lau Chi Fung, a member of the Company’s key management personnel.

(d)	Dignity Private Limited, controlled by shareholder, Mr. Shum Tsz Cheung, of the Company.

For the years ended March 31, 2026 and 2025, the related party transactions were as follows:

	Note	2025	2026	2026
		HK$	HK$	US$
Advertising service fee paid to Act Media Co. Limited (a)	(1)	1,415,546	1,143,650	145,874
Celebrity fee paid to Act Media Co. Limited (a)	(2)	23,300	—	—
Advertising service fee paid to I am Media Limited (b)	(1)	189,375	73,500	9,375
Celebrity fee paid to Pump Studio Limited (c)	(2)	—	61,000	7,781
Advertising service fee paid to Pump Studio Limited (c)	(1)	—	162,459	20,722
Other cost paid to Pump Studio Limited (c)	(3)	18,467	564,360	71,985
Consulting fee paid to Dignity Private Limited (d)	(4)	—	1,873,056	c
Advertising services fee received from Act Media Co. Limited (a)	(5)	33,600	145,000	18,495
Celebrity fee received from Act Media Co. Limited (a)	(6)	290,200	1,387,091	176,925
Advertising services fee received from Pump Studio Limited (c)	(5)	157,850	441,068	56,259
Celebrity fee received from Pump Studio Limited (c)	(6)	—	6,077	775
Other services fee received from Pump Studio Limited (c)	(7)	—	86,876	11,081

Notes:

(1)	Act Media Co. Limited, I am Media Limited and Pump Studio Limited provided online and offline advertising and web banner services for the Company and the related parties charged an advertising fee for providing such services. The price was agreed between both parties and the advertising service was charged with reference to the market price of the advertising service. The advertising service was recorded as advertising fee in the cost of services.
(2)	Act Media Co. Limited and Pump Studio Limited charged the Company for a fee for soliciting celebrity to promote the customers’ advertising campaigns. The amount was recorded in the Company’s cost of service.
(3)	Pump Studio Limited charged the Company for other cost of the Company. The amount was recorded in the Company’s cost of service.
(4)	Dignity Private Limited provided consultancy services to the Company. The related fee was recorded in the Company’s general and administrative expense.
(5)	The Company mainly provided online and offline advertising service for Act Media Co. Limited and Pump Studio Limited and the Company charged a fee for the service. The online and offline advertising fee was recorded as revenue.
(6)	The Company solicited celebrities for Act Media Co. Limited and Pump Studio Limited to promote the customers’ advertising campaigns. The celebrity fee was recorded as revenue.
(7)	The Company provided administrative services for Pump Studio Limited to promote the customers’ advertising campaigns. The other services were recorded as revenue.

TJGC Group Limited (formerly known as CTRL Group Limited) and Subsidiaries
Notes to Consolidated Financial Statements

15. Shareholders’ Equity

Ordinary shares

 The Company is a British Virgin Islands business company limited by shares. Under its memorandum and articles of association, the Company is authorized to issue an unlimited number of ordinary shares with no par value.

As of March 31, 2025, the Company had 5,100,000 ordinary shares issued and outstanding. There were no ordinary shares issued during the year ended March 31, 2026. Consequently, as of March 31, 2026, the Company had 5,100,000 ordinary shares issued and outstanding.

All share amounts have been retroactively restated to reflect the 1-for-3 share consolidation that became effective on May 26, 2026. See Note 17 for more details.

16. Commitments and Contingencies

Commitments

As of March 31, 2026, the Company did not have any significant capital and other commitments.

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

17. Subsequent Events

On April 15, 2026, the Company entered into a securities purchase agreement to issue and sell an aggregate of 15,000,000 ordinary shares, no par value per share, at a purchase price of US$0.40 per share, for aggregate proceeds of US$6,000,000. The closing of the offering occurred on April 16, 2026, from which the Company received net proceeds of approximately US$5,435,772, after deducting the placement agent fees and estimated offering expenses. (Note: The 15,000,000 ordinary shares issued and the US$0.40 per share purchase price in this paragraph are presented on a pre-consolidation basis. On a post-consolidation basis, adjusting for the 1-for-3 share consolidation described below, the transaction represents the issuance of 5,000,000 ordinary shares at an adjusted purchase price of US$1.20 per share.)

On May 6, 2026, the Company’s board of directors approved a share consolidation of its issued ordinary shares at a ratio of one-for-three (1-for-3). The share consolidation became effective for trading on the Nasdaq Capital Market on May 26, 2026. As a result of the share consolidation, the 15,300,000 ordinary shares issued and outstanding as of March 31, 2026, were reduced to 5,100,000 ordinary shares. Under the BVI Business Companies Act and the Company's memorandum and articles of association, no shareholder approval was required. In accordance with applicable accounting standards, all share and per-share data in these consolidated financial statements and related notes have been retroactively adjusted to reflect the share consolidation for all periods presented.

The Company evaluated all events and transactions that occurred after March 31, 2026 up through the date the Company issued the audited consolidated financial statements. Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s audited consolidated financial statements.